Form 20-F
period 2002-12-31
PARAMOUNT ENERGY TRUST
filed 2003-06-30
CIK 1177293

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number: 333-98233

PARAMOUNT ENERGY TRUST

(Exact name of Registrant as specified in its charter)

Alberta, Canada
(Jurisdiction of incorporation or organization)

500, 630 - 4th Avenue S.W., Calgary, Alberta, T2P 0J9 Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Trust Units (Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Trust Units as of December 31, 2002 1

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]
Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ ] Item 18 [X]

INTRODUCTORY NOTE
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN OIL AND GAS TERMS
ENFORCEABILITY OF CIVIL LIABILITIES
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
A. Selected Financial Data
B. Capitalization and Indebtedness
C. Reasons for the Offer and Use of Proceeds
D. Risk Factors
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
B. Business Overview
C. Organizational Structure
D. Property, Plants and Equipment
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating Results
B. Liquidity and Capital Resources
C. Research and Development
D. Trend Information
E. Off-Balance Sheet Arrangements
F. Tabular Disclosure of Contractual Obligations
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
B. Related Party Transactions
C. Interests of Experts and Counsel
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
B. Significant Changes
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
B. Plan of Distribution
C. Markets
D. Selling Shareholders
E. Dilution
F. Expense of the Issue
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital — Treasury shares
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
F. Dividend and Paying Agents
G. Statement by Experts
H. Documents on Display
I. Subsidiary Information
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16. [RESERVED]
PART III
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
Asset Sale Agreement
List of Subsidiaries
Certifications
Financials
Financials
Financials

INTRODUCTORY NOTE

          The registrant, Paramount Energy Trust (“PET” or the “Trust”) is an Alberta unincorporated trust formed at the instigation of Paramount Resources Ltd. (“PRL” ) to own and develop certain oil and natural gas properties. PET, whose trust units are listed on the Toronto Stock Exchange (“TSX”), finances the operations of Paramount Operating Trust (“POT”), also an Alberta unincorporated trust of which PET is the sole beneficiary and which is an operating oil and natural gas entity. Paramount Energy Operating Corp. (the “Administrator”), an Alberta corporation which is a wholly-owned subsidiary of PET, provides certain operational, executive and financial services and governance functions for PET and is the trustee of POT. Units in PET are referred to throughout this report as “Trust Units,” and holders of Trust Units are referred to as “Unitholders.”

          Unless the context otherwise requires, all references in this report to PET, as well as the terms “we,” “us,” and “our,” refer to PET and its wholly-owned subsidiaries POT and the Administrator, collectively.

          As used in this report, the term “PRL Northeast Alberta Assets” means the assets associated with the operations of PRL in its Northeast Alberta core area, and the term “PET Assets” means the natural gas assets included in the PRL Northeast Alberta Assets that were acquired by PET from PRL during February and March, 2003 (but does not include the Ells natural gas property which PET acquired from PRL effective March 19, 2003). See Item 4.D of this report.

          The term “McDaniel Report” is used throughout this report to refer to he independent engineering evaluation dated March 10, 2003 of the natural gas reserves and the present worth value of these reserves for the natural gas interests of PET prepared by McDaniel & Associates Consultants Ltd., based on pricing as at January 1, 2003. McDaniel & Associates Consultants Ltd. is an independent oil and gas reservoir engineering firm based in Calgary, Alberta.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

          This report includes “forward-looking statements” which generally relate to future events or our future performance. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this annual report that address activities, events or developments that we expect or anticipate will or may occur in the future, including such matters as changes in commodity prices, future capital expenditures, the proposed acquisitions by us of certain assets from PRL as detailed in this annual report, business strategies and measures to implement our operations, our plans and references to our future success and other such matters are forward-looking statements. These statements are only predictions. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses we made based on our management’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. Whether or not actual results and developments will conform with our expectations and predictions, however, is subject to a number of risks and uncertainties, including the special considerations discussed in this annual report, general economic, market or business conditions and the presence or lack of business opportunities. See “Risk Factors.” Consequently, all the forward-looking statements made in this annual report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, our businesses or operations. We are under no duty to update any of the forward-looking statements after the date of this report to conform such statements to actual results or to a change in our expectations.

CERTAIN OIL AND GAS TERMS

          In this report, the abbreviations set forth below have the following meanings:

“bcf”	1,000,000,000 cubic feet	“Mmbtu”	1,000,000 British Thermal Units
“mcf”	1,000 cubic feet	“mmcf”	1,000,000 cubic feet
“mcf/d”	1,000 cubic feet per day	“mmcf/d”	1,000,000 cubic feet per day
“GJ”	Gigajoule

Note: For the purposes of this report, 6 mcf of natural gas and 1 barrel of natural gas liquids each equal 1 barrel of oil, such conversion not being based on either price or energy content.

ENFORCEABILITY OF CIVIL LIABILITIES

          Investors’ ability to enforce civil liabilities under United States securities laws may be affected adversely by the fact that we are organized under and governed by the laws of Canada, that all of our directors and officers reside outside the United States, that the experts named in this prospectus are residents of Canada, and that all or substantially all of our assets are, and the assets of such persons may be, located outside the United States. As a result, investors may not be able to:

•	effect service of process upon us or such persons within the United States; or

•	enforce against us or such persons, in United States courts or in Canadian courts, judgments obtained in United States courts based solely upon the civil liability provisions of United States securities laws; or

•	bring an original action in Canada against us or such persons, to enforce liabilities based solely upon the United States securities laws.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3. KEY INFORMATION

A.     SELECTED FINANCIAL DATA (4)

          The following is a summary of certain selected historical financial data and financial and production information and is qualified in its entirety by the detailed provisions contained in the Financial Statements for PRL’s Northeast Alberta Properties, for the years ended December 31, 2002, 2001 and 2000 (included in Exhibit 12.5 to this report) and the unaudited consolidated financial statements of Paramount Energy Trust for the three month interim periods ended March 31, 2003 and 2002 (included as Exhibit 12.3 to this report). Selected information for the periods ended December 31, 1999 and 1998 is also set forth below.

(Cdn$000)

	Three Months Ended
	March 31		Year Ended

	2003	2002	2002	2001	2000	1999	1998

	Unaudited						(Unaudited)

Canadian GAAP
Revenue (Before royalties and hedging)	$62,104	$21,778	$126,095	$235,641	$195,927	$131,805	$109,944
Net earnings (Loss)	26,416	(7,378)	39,761	67,914	51,825	27,319	(1)
Net earnings (Loss) per Trust Unit
– Basic	$0.67	$(0.11)	—	—	—	—
– Diluted	0.65	(0.11)	—	—	—	—
Total assets	$301,417		$279,075	$328,722	$330,502	$289,962	(1)
Net assets	176,459		113,952	200,982	223,954	243,366	(1)
US GAAP (2)(3)
Total assets			269,012	333,039	330,502	289,962	(1)
Net assets (net investment of PRL)			107,312	203,939	223,954	243,366	(1)

Notes:

(1)	Certain of the selected financial data have not been provided for 1998, as financial statements have not been prepared for the PRL Northeast Alberta Properties on a stand alone basis for that period. See below for selected financial data on the PET Assets.

(2)	The differences between Canadian GAAP and US GAAP are described in the notes to the financial statements of the PRL Northeast Alberta Properties. A reconciliation between United States and Canadian GAAP has not been prepared for the unaudited three month periods ended March 31, 2003 and 2002.

(3)	Other than disclosed here, the Canadian GAAP and US GAAP amounts are the same for the items included in the selected financial data.

(4)	Amounts shown are with respect to the PET Assets pursuant to continuity of interests accounting for the three months ended March 31, 2003 and 2002 and for the PRL Northeast Alberta properties for the other periods presented. The operations of PRL in its northeast Alberta core area are presented in the financial statements for PRL’s Northeast Alberta Properties presented elsewhere in this report. The Northeast Alberta Properties include the PET Assets and the Excluded Assets. The Excluded Assets consist of certain exploration properties, gas properties in the Cold Lake Elizabeth area and gas properties shut-in due to the Surmont co-production issue. The Excluded Assets generated $2.4 million of revenue for the year ended December 31, 2002.

Selected Financial And Production Information (3)

	Three Months Ended March 31
(Cdn$000 except as
indicated)	2003	2002

Production (mmcf/d)	84.2	93.5
Price ($/mcf)	$8.19	$2.59
Revenue	$62,104	$21,778
Royalties	(14,195)	(3,647)
Operating Costs	(8,559)	(10,594)

Operating Income(2)	$39,350	$7,537

	Years Ended December 31,

	2002			2001

(Cdn$000 except as	PET	Excluded	PRL N.E.	PET	Excluded	PRL N.E.
indicated)	Assets	Assets	Assets	Assets	Assets	Assets

Production (mmcf/d)	94.8	1.7	96.5	102.7	2.9	105.6
Price ($/mcf)	$3.57	$3.75	$3.58	$6.09	$6.95	$6.11
Revenue	$123,739	$2,356	$126,095	$228,283	$7,358	$235,641
Royalties	(21,886)	(602)	(22,488)	(45,761)	(1,558)	(47,319)
Operating Costs	(30,265)	(422)	(30,687)	(32,870)	(1,085)	(33,955)

Operating Income(2)	$71,588	$1,332	$72,920	$149,652	$4,715	$154,367

	Years Ended December 31

	2000			1999			1998 (unaudited)

(Cdn $000 except as	PET.	Excluded	PRL N.E.	PET	Excluded	PRL N.E.	PET	PRL N.E.
indicated)	Assets	Assets	Assets	Assets	Assets	Assets	Assets	Assets

Production (mmcf/d)	107.4	12.1	119.5	112.9	25.7	138.7	135.5	(1)
Price ($/mcf)	$4.65	$3.00	$4.49	$2.61	$2.58	$2.60	$1.90	(1)
Revenue	$182,727	$13,200	$195,927	$107,575	$24,230	$131,805	$93,974	(1)
Royalties	(35,191)	(3,602)	(38,793)	(22,773)	(5,728)	(28,501)	(13,781)	(1)
Operating Costs	(24,146)	(1,195)	(25,341)	(18,111)	(2,829)	(20,940)	(19,945)	(1)

Operating Income(2)	$123,390	$8,403	$131,793	$66,691	$15,673	$82,364	$60,248	(1)

Notes:

(1)	Selected information has not been provided for the PRL Northeast Alberta Properties for 1998 as stand-alone financial statements were not prepared for that year.

(2)	For the purposes of the tables immediately above, operating income excludes gains or losses related to hedging which are considered corporate rather than operating activities.

(3)	Amounts shown are with respect to the PET Assets pursuant to continuity of interests accounting for the three months ended March 31, 2003 and 2002 and for the PRL Northeast Alberta properties for the other periods presented. The operations of PRL in its northeast Alberta core area are presented in the financial statements for PRL’s Northeast Alberta Properties presented elsewhere in this prospectus. The Northeast Alberta Properties include the PET Assets and the Excluded Assets. The Excluded Assets consist of certain exploration properties, gas properties in the Cold Lake Elizabeth area and gas properties shut-in due to the Surmont co-production issue. The Excluded Assets generated $2.4 million of revenue for the year ended December 31, 2002.

          The information set out above should be read in conjunction with the Financial Statements for PRL’s Northeast Alberta Properties for the years ended

December 31, 2002, 2001 and 2000 (Exhibit 12.5 to this report) and the unaudited consolidated financial statements of Paramount Energy Trust for the three month interim periods ended March 31, 2003 and 2002 (Exhibit 12.3 to this report).

Exchange Rate Table

Except as otherwise indicated, all dollar amounts set forth in this report are expressed in Canadian dollars. The following tables set forth (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the last day of each month during such periods; (iii) the high and low exchange rates during each such periods; and (iv) the high and low exchange rates for each of the previous six months, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	3 months
	ended	Year ended December 31,
	March 31,
	2003	2002	2001	2000	1999	1998
Rate at end of period	$0.6805	$0.6329	$0.6279	$0.6669	$0.6925	$0.6504
Average rate during period	0.6689	0.6368	0.6444	0.6725	0.6745	0.6714
High	0.6822	0.6612	0.6697	0.6969	0.6925	0.7105
Low	0.6349	0.6209	0.6241	0.6410	0.6535	0.6341

	Previous Six Months
	May, 2003	Apr., 2003	Mar., 2003	Feb., 2003	Jan., 2003	Dec., 2002
High	$0.7437	$0.6975	$0.6822	$0.6720	$0.6570	$0.6462
Low	0.7032	0.6737	0.6709	0.6530	0.6349	0.6330

On June 25, 2003 the noon buying rate for $1.00 Canadian was $0.7447 United States.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	Risk Factors

Investors should carefully consider the risks described below before making an investment decision. Investors should also refer to the other information included in this report, including our financial statements and the related notes.

There is uncertainty with respect to our ability to produce a substantial portion of our natural gas reserves.

          Recent proposals by the Alberta Energy and Utilities Board (“AEUB”) have brought into question our ability to continue to produce natural gas from the Wabiskaw and McMurray formations in certain parts of Northeast Alberta as the AEUB is proposing to shut-in production from this area. We cannot at this time accurately estimate the amount of production which may be shut-in, if any, and for what duration. We also cannot ensure that PET will be able to negotiate adequate compensation for having to shut-in any such production. This could have a material adverse effect on the amount of income available for distribution to Unitholders. See Item 5.A, “Government Regulation — Regulatory Rulings.”

Adverse regulatory decisions regarding applications or policies for the shut-in of natural gas wells may materially affect our assets and operations.

          All of our assets are presently located in Northeast Alberta. Actions by the AEUB restricting the production of natural gas in Northeast Alberta have reduced natural gas production in the area and are likely to do so in the future. Such actions, described under the caption “Government Regulation” in Item 5.A of this report, may have a material adverse effect on our production and cash flow, and on the amount of income available for distribution to our Unitholders.

Our reserves will be depleted over time and we may be unable to develop or acquire additional reserves.

          Royalty trusts, structured as we are, have certain unique attributes that differentiate them from other oil and natural gas industry participants. The primary source of distributable income to Unitholders will be from PET’s oil and natural gas properties which, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. PET will not be reinvesting cash flow in the same manner and to the same extent as traditional, non-trust industry participants. Accordingly, absent capital injections, PET’s production levels and reserves will decline over time.

          PET’s future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on our success in exploiting its reserve base and acquiring additional reserves; especially given that as production declines in mature areas such as those areas comprising our current assets, the unit production costs increase.

Without reserve additions through acquisition or development activities, PET’s reserves and production will decline over time as these reserves are exploited.

          To the extent that external sources of capital, including the proceeds of any issuance of additional Trust Units, become limited or unavailable, PET’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. If PET uses production revenue to finance capital expenditures or property acquisitions, the level of distributable income to Unitholders will be reduced.

Our reserve data regarding our assets are estimates and actual production, revenues and expenditures may differ from such estimates resulting in the actual net value of reserves being lower.

          Estimates of our oil and natural gas reserves depend in large part upon the reliability of available geological and engineering data. Geological and engineering data are used to determine the probability that a reservoir of oil and natural gas exists at a particular location, and whether, and the extent to which, oil and natural gas are recoverable from a reservoir. The reliability of reserve estimates depends on:

•	whether the prevailing tax rules and other government regulations, contracts and oil, natural gas and other prices, will remain the same as on the date estimates are made;

•	the production performance of our reservoirs;

•	extensive engineering judgments;

•	the price at which recovered oil and natural gas can be sold;

•	the costs associated with recovering oil and natural gas;

•	the prevailing environmental conditions associated with drilling and production sites;

•	the availability of enhanced recovery techniques; and

•	the ability to transport oil and natural gas to markets.

          A change in any one or more of these factors could result in known quantities of oil and natural gas previously estimated as proved reserves becoming unrecoverable. For example, a decline in the market price of oil or natural gas to an amount that is less than the cost of recovery of such oil and natural gas in a particular location could make production thereof commercially impracticable. Each of these factors, by having an impact on the cost of recovery and the rate of production, will also affect the present value of future net cash flows from estimated reserves. Many of the factors, assumptions and variables involved in estimating reserves are beyond our control and may prove to be incorrect over time. Results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in our reserve data. Any downward adjustment could lead to lower future production and thus adversely affect our financial condition, future prospects and market value.

Our title to our assets may have defects which could result in additional costs and adversely affect our interests in disputed properties.

          We have not obtained a legal opinion as to the title to the our assets and cannot guarantee or certify that a defect in the chain of title may not arise to defeat our claim to a particular oil and natural gas property. Remediation of title problems could result in additional costs and litigation. If we are not able to remedy these title defects, we may lose some of our interest in the disputed properties resulting in reduced production and distributable income available to Unitholders.

Our lenders have the ability in certain circumstances to impair our ability to pay distributions on our Trust Units and to pay cash redemptions for Trust Units.

          Under the terms of the credit facility with our lenders, if our lenders determine that our borrowing base under the facility has been exceeded by the amount loaned to us, and assuming there is not a demand for repayment resulting therefrom, we will be precluded from providing distributions on the Trust Units and from paying cash for redemptions of Trust Units, until our borrowing base no longer is in a shortfall position. Our lenders may also restrict our ability to pay distributions when we are in breach or default of our agreements with them.

Our operations involve many uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

          Our operations may be delayed or unsuccessful for many reasons, including cost overruns, lower oil and natural gas prices, equipment shortages, mechanical and technical difficulties and labor problems. Our operations will also often require the use of new and advanced technologies, which can be expensive to develop, purchase and implement, and may not function as we expect. We may experience substantial cost overruns caused by changes in the scope and magnitude of our operations, employee strikes and unforeseen technical problems including natural hazards which may result in blowouts, environmental damage or other unexpected or dangerous conditions giving rise to liability to third parties. In particular, drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. Drilling for oil and natural gas could involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce enough net revenue to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. In addition, our operations depend on the availability of drilling and related equipment in the particular areas where exploration and development activities will be conducted. Demand for the equipment or access restrictions may affect the availability of that equipment to us and delay our operations.

We will encounter competition in all areas of our business and may not be able to successfully compete with our competitors.

          The oil and gas industry is extremely competitive, especially with regard to exploration for, and exploitation and development of, new sources of oil and natural gas. We may not be able to compete successfully with some of our larger, well-established competitors. Consequently, PET may be forced to pay more for attractive properties or be unable to acquire new assets efficiently, which would materially adversely affect PET’s ability to maintain and expand its oil and natural gas reserves.

          Some of our competitors are much larger, well-established companies with substantially greater resources, and in many instances they have been engaged in the oil and gas business much longer than we have. These larger companies, especially those created by recent mergers, are developing strong market power through a combination of different factors, including:

•	diversification and reduction of risk;

•	financial strength necessary for capital-intensive developments;

•	exploitation of benefits of integration;

•	exploitation of economies of scale in technology and organization;

•	exploitation of mutual advantages of expertise, industrial infrastructure and reserves; and

•	strengthening of positions as global players.

          These companies may be able to pay more for productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects, including operatorships and licenses, than our financial or human resources permit. They may also be able to attract more qualified employees, including our key personnel.

The success of an investment in Trust Units is highly dependent on our key personnel.

          Unitholders will be entirely dependent on our management in respect of administration of all matters relating to our assets and securities. Investors not willing to rely on our management should not invest in the Trust Units. Moreover, our operations will be highly dependent upon our executive officers and key employees. The unexpected loss of the services of any of these individuals could have a detrimental effect on us.

Some of our key personnel may have conflicts of interest.

          Some of the officers and directors of the Administrator are also directors of PRL and of other oil and natural gas companies which may, from time to time, be in competition with us for working interest partners, property acquisitions, key employees and other resources. This could result in the loss by us of attractive business opportunities or of talented personnel.

The production and revenue of our properties may to some extent be dependent on the ability of third party operators.

          The continuing production from approximately 6% of our current assets based on current production, and to some extent the marketing of such production, are dependent upon the ability of third party operators of the property. If, in situations where we are not the operator, the operator fails to perform these functions properly or becomes insolvent, our revenue may be reduced. Payments from production generally flow through the operator and, where we are not the operator, there is a risk of delay and additional expenses in receiving such revenues. As owner of working interests in properties we do not operate, we will generally have only a cause of action for damages arising as a result of the gross negligence or willful misconduct of the operator. The expense of bringing such an action could be significant and we may be unsuccessful in recovering damages. Additionally any delay in payment along the production chain could adversely impact distributions to Unitholders.

We are not insured against all potential losses and could be seriously harmed by natural disasters or operational catastrophes.

          Exploration for and production of oil and natural gas is hazardous, and natural disasters, operator error or other occurrences can result in oil spills, blowouts, cratering, fires, equipment failure and loss of well control, which can injure or kill people, damage or destroy wells and production facilities, and damage other property and the environment. Losses and liabilities arising from such events could significantly reduce our revenues or increase our costs and have a material adverse effect on our operations or financial condition.

          We may be unable to obtain insurance against these risks at premium levels that justify its purchase, insurance may be unavailable and any insurance we may obtain may be insufficient to provide full coverage. The occurrence of a significant event that is not fully insured could have a material adverse effect on our financial position and reduce or eliminate distributions to Unitholders.

There is a potential for accounting write-downs which could be viewed unfavorably in the market and limit our ability to borrow funds.

          Under Canadian and United States accounting rules, the net amounts at which petroleum and natural gas costs on a property or project basis are carried are subject to a cost-recovery test which is based in part upon estimated future net cash flows from reserves. If our net capitalized costs exceed the estimated recoverable amounts, we will have to charge the amounts of the excesses to earnings. A decline in oil and natural gas prices could cause our capitalized costs to exceed the cost ceiling, resulting in a charge against earnings. The market may view the charge to earnings unfavorably. The charge to earnings may also limit our ability to borrow funds.

We may be unable to secure additional financing.

          Trust Units will have very limited value when reserves from our properties can no longer be economically produced. We will need to seek additional financing to maintain and expand our business. Such financing may not be available on terms or under conditions that are favorable to us or at all.

Significant capital expenditures could reduce or even eliminate distributions to Unitholders.

          The timing and amount of our capital expenditures will directly affect distributions to Unitholders. We may reduce or even eliminate distributions at times when we make significant capital or other expenditures.

It may be difficult for an investor to dispose of Trust Units or recoup an investment in Trust Units.

          The right to redeem Trust Units will not be the primary mechanism for Unitholders to liquidate their investments and there may not be an active trading market for the Trust Units that would facilitate other sales. Generally, we will not redeem in cash more than $100,000 of Trust Units in any one calendar month. Instead we will pay such excess redemption amount by the issuance of promissory notes of PET which will be unsecured, subordinated to all of our indebtedness, be due and payable 5 years after issuance and for which no market is expected to develop. Our ability to pay redemptions in cash or to make payment on such promissory notes may be further restricted by our lenders.

Unitholders may suffer dilution of their interests in PET.

          To maintain or expand PET’s oil and natural gas reserves we will need to finance capital expenditures and property acquisitions. Consequently, Unitholders may suffer dilution as a result of any future offering of Trust Units or securities convertible into Trust Units that we undertake.

Trust Units do not carry the same statutory rights as common shares and may expose investors to personal liability.

          Securities such as the Trust Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. However, the Trust Units are unlike debt instruments as there is no principal amount owing to Unitholders and are unlike traditional equity securities as Unitholders have none of the statutory rights normally associated with ownership of shares of a corporation (including, for example, the right to bring “oppression” or “derivative” actions). In addition, Unitholders are not protected from our liabilities to the same extent that a shareholder would be protected from a corporation’s liabilities. For example, personal liability of Unitholders may arise from claims in tort or claims for taxes against us. Unlike many other royalty trusts and income funds, our structure does not include the interposition of a limited liability entity such as a corporation or limited partnership which would provide further limited liability protection to Unitholders. As a result, ownership of Trust Units may expose investors to personal liability.

Non-Residents are subject to restrictions on their ownership of our securities, which may require them to sell their Trust Units when market conditions are not favorable.

          The trust indenture which established PET as a trust restricts the ownership of Trust Units by Unitholders who are non-residents of Canada. Unitholders who are non-residents of Canada for the purposes of the Income Tax Act (Canada) and the regulations thereunder (“Tax Act”) face the risk of being forced to sell some or all of their Trust Units, when market conditions may not be favorable, in order to comply with these restrictions.

Any decline in the marketability or the price of natural gas could materially harm our financial condition.

          The prices of and demand for oil and natural gas fluctuate for reasons largely beyond our control. Such fluctuations may have a negative effect on our revenue (and hence on distributable income), as well as on the acquisition costs of any future oil and natural gas properties that we may acquire. Our current production is weighted exclusively to natural gas and we may be more subject to price fluctuations in natural gas than our competitors whose production is more diversified than ours.

          Both oil and natural gas prices are extremely volatile. Oil prices are determined by international supply and demand. Political developments, compliance or non-compliance with self-imposed quotas, or agreements between members of Organization of Petroleum Exporting Countries all can affect world oil supply and prices. Numerous other factors beyond our control will affect the marketability and price of oil and natural gas that we acquire or discover, including:

•	the demand for oil and natural gas;

•	the proximity and capacity of oil and natural gas pipelines and processing equipment;

•	changes in government regulations (including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas);

•	weather;

•	general economic conditions; and

•	conditions in other natural gas producing regions.

The negative impact of any one of these or other factors could significantly affect our results of operations, our distributable income and our overall financial condition.

Variations in interest rates may limit our distributions to Unitholders.

          Variations in interest rates could result in a significant increase in the amount we pay to service our debt, resulting in a decrease in distributable income to Unitholders. Certain covenants in our loan agreements with our lenders could limit distributions to Unitholders. Our credit facilities will be subject to periodic review. Our lenders may reduce the size of the credit facilities, limiting our ability to maintain operations and to acquire new properties, thereby reducing distributions to Unitholders.

As a Canadian operator, we are exposed to risk caused by fluctuations in currency exchange rates.

          Our operating costs, including costs of production, are generally paid in Canadian dollars. World oil prices are quoted in U.S. dollars and the price Canadian producers receive is therefore affected by the Canadian/U.S. dollar exchange rate that will fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact our production revenue.

Future hedging activities could result in losses.

          The nature of our operations results in exposure to fluctuations in commodity prices. We will monitor and, when appropriate, may utilize derivative financial instruments and physical delivery contracts to hedge our exposure to these risks. We may be exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. From time to time we may enter into hedging activities in an effort to mitigate the potential impact of declines in oil and natural gas prices. These activities may consist of, but are not limited to:

•	buying a price floor under which we will receive a minimum price for our oil and natural gas production;

•	buying a collar, under which we will receive a price within a specified price range for oil and natural gas production;

•	entering into fixed price contract for oil and natural gas production; and

•	entering into a contract to fix the price differential between light and heavy oil.

          If product prices increase above those levels specified in our various hedging agreements, we would be precluded from receiving the full benefit of commodity price increases.

          In addition, by entering into these hedging activities, we may suffer financial loss if:

•	we are unable to produce sufficient quantities of oil or natural gas to fulfill our obligations;

•	we are required to pay a margin call on a hedge contract; or

•	we are required to pay royalties based on a market or reference price that is higher than our fixed or ceiling price.

Changes in the market values of our permitted investments could adversely affect the value of the Trust Units.

          We may invest in certain permitted investments whose prices may fluctuate. For example, the prices of Canadian government securities, bankers’ acceptances and commercial paper react to economic developments and changes in interest rates. Commercial paper is also subject to issuer credit risk. Other permitted investments in energy-related entities will be subject to the general risks of investing in equity securities. These include the risk that the financial condition of issuers may become impaired, or that the energy sector may suffer a market downturn. Securities markets in general are affected by a variety of factors including governmental, environmental, and regulatory policies, inflation and interest rates, economic cycles, and global, regional and national events. The value of the Trust Units could be affected by adverse changes in the market values of permitted investments.

Changes in legislation could materially adversely affect our business.

          We currently benefit from certain tax treatments and government incentive programs, including our treatment as a mutual fund trust for Canadian income tax purposes and the status of income or royalty trusts and the resource allowance. Income tax laws and other laws or government incentive programs relating to the oil and gas industry may change in a manner adversely affecting us and an investment in Trust Units. Tax authorities having jurisdiction over us may disagree with our treatment of revenue for tax purposes or change their administrative practices to the detriment of us and Unitholders.

We may incur material costs to comply with, or as a result of, health, safety and environmental laws and regulations.

          Compliance with environmental laws and regulations could materially increase our costs. We will incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. These include costs to reduce certain types of air emissions and discharges and to remediate contamination at various facilities and at third party sites where our products or wastes will be handled or disposed.

          We are subject to statutory strict liability in respect of losses or damages suffered as a result of pollution caused by spills or discharges of petroleum from petroleum facilities covered by any of our licenses. This means that anyone who suffers losses or damages as a result of pollution caused by our operations can claim compensation from us without needing to demonstrate that the damage is due to any fault on our part.

          New laws and regulations, the imposition of tougher requirements in licensing, increasingly strict enforcement of or new interpretations of existing laws and regulations, or the discovery of previously unknown contamination may require future expenditures to:

•	modify operations;

•	install pollution control equipment;

•	perform site clean-ups; or

•	curtail or cease certain operations.

In particular, the Canadian government has adopted the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change, known as the Kyoto Protocol. As a result, new requirements and regulations may be implemented which would require us to incur significant costs to comply. In addition, increasingly strict environmental requirements affect product specifications and operational practices. Future expenditures to meet such specifications could have a material adverse effect on our operations or financial condition. Any abandonment costs we incur will reduce distributions to Unitholders.

The Trust Units may cease to be qualified investments under the Tax Act, which could materially adversely affect the market for Trust Units.

          The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments by registered retirement savings plans, deferred profit sharing plans, registered retirement income funds and registered education savings plans. Should the Trust Units become ineligible or non-qualified investments for purposes of being held in such plans, the plans might become liable for penalties and the market for the Trust Units both immediately and in the future may be adversely affected.

PET could be a PFIC for U.S. tax purposes, which could subject Unitholders to materially adverse United States federal income tax consequences.

          PET could be a “passive foreign investment company” (or PFIC) for United States federal income tax purposes. If PET were considered a PFIC, then United States persons holding Trust Units would be subject to materially adverse United States federal income tax consequences with respect to distributions received on, and dispositions of, Trust Units.

A judgment of a United States court for liabilities under U.S. securities laws may be unenforceable in Canada, and Unitholders may be unable to bring an original action in Canada against us for liabilities under U.S. securities laws.

     PET, POT and the Administrator are all Canadian entities, all of our directors and officers are residents of Canada, and all or substantially all of our assets are and the assets of our directors and officers and the experts named in this report may be located outside the United States. As a result, it may be difficult for Unitholders to:

•	effect service of process within the United States on us or any of our directors and officers, or

•	enforce judgments obtained in the United States courts against us or our directors and officers based upon the civil liability provisions of the United States federal securities law.

          We have been advised by our Canadian counsel, Burnet, Duckworth & Palmer LLP, that there is doubt as to:

•	whether a judgment of a United States court based solely upon the civil liability provisions of the United States federal securities laws would be enforceable in Canada against us or our directors and officers, and

•	whether an original action could be brought in Canada against us or such others to enforce liabilities based solely upon the United States federal securities law.

ITEM 4. INFORMATION ON THE COMPANY

A.     HISTORY AND DEVELOPMENT OF THE COMPANY

          PET is an unincorporated trust established on June 28, 2002 under the laws of the Province of Alberta pursuant to a trust indenture among Computershare Trust Company of Canada as trustee, BMO Nesbitt Burns Inc. as settler, and the Administrator. This trust indenture was subsequently amended and restated effective as of August 1, 2002 (the “PET Trust Indenture”). Computershare Trust Company of Canada has been appointed as the trustee (the “Trustee”) of PET. PET’s assets consist primarily of the POT Royalty, certain debt owing by POT to PET, 100% ownership of the Administrator and the ownership of 100% of the beneficial interest in POT.

          Our principal executive offices are located at 500, 630 – 4th Avenue S.W., Calgary, Alberta, T2P 0J9, telephone: (403) 269-4400.

          In April and May of 2002, the board of directors of PRL gave its initial approval to the formation and structuring of a trust to hold a number of mature producing properties of PRL. Pursuant to the proposal, PRL would distribute the units of such trust to the holders of its common shares through a dividend-in-kind. The mature, net cash generating, producing properties to be transferred to the trust were considered to be suitable for a trust and management of PRL believed the transaction would be financially beneficial to shareholders of PRL. A fundamental underlying business purpose of the transaction was to eliminate the layer of corporate income tax attributable to the production income from the properties, as the income from a trust may be flowed through more efficiently to its beneficiaries than by a corporation to its shareholders. This consideration was particularly important given the substantial amount of taxes PRL would be incurring and which would negatively impact its financial flexibility and growth plans as cash available for capital expenditures would be reduced. In June of 2002, pursuant to the initial approval of the board of directors of PRL, PET, POT and the Administrator were formed as wholly-owned subsidiaries of PRL.

          In January of 2003, the board of directors of PRL gave its final approval to the transaction as well as to the final Canadian prospectus and U.S. registration statement of PET which were prepared to facilitate the transaction. Upon the issuance of the final receipts by Canadian securities regulators for the Canadian prospectus and the effectiveness of the U.S. registration statement under United States securities laws, the following transactions were completed on February 3, 2003:

•	POT acquired PRL’s natural gas properties and facilities in the Legend, Alberta area in exchange for the issuance by POT to PRL of an $81 million promissory note. POT assumed all risks on these assets, and revenues and expenses associated with these assets accrued to POT for POT’s account, effective July 1, 2002;

•	PRL and POT entered into a purchase and sale agreement whereunder POT agreed to acquire from PRL up to 100% of PRL’s interests in most of its remaining natural gas properties in northeast Alberta. (The assets POT acquired from PRL pursuant to the transactions above are referred to herein as the “PET Assets.” PRL’s remaining assets in northeast Alberta, not acquired by POT are referred to herein as the “Excluded Assets.”); and

•	POT and PET entered into the POT Royalty Agreement effective July 1, 2002 pursuant to which POT granted the POT Royalty to PET over all of POT’s natural resource properties and all natural resource properties POT may acquire from time to time. As a result of a number of steps completed in connection with the payment of the consideration for the POT Royalty, PET issued 9,909,766 Trust Units to PRL and acquired the remaining $16,848,000 in indebtedness that POT owed to PRL.

          Thereafter the board of directors of PRL declared and, on February 12, 2003, paid a dividend-in-kind to the PRL Shareholders of all of the Trust Units PRL received pursuant to the above transactions, on the basis of one Trust Unit for each 6.071646 PRL Common Shares held as of February 11, 2003.

          The Trust Units commenced trading on the TSX on a when issued basis on February 7, 2003.

          On February 15, 2003, PET issued to holders of its Trust Units three Rights for every Trust Unit held of record on February 14, 2003. Each Right entitled the holder thereof to acquire one Trust Unit for a price of $5.05 until March 10, 2003. All of the

Trust Units offered under the Rights Offering were subscribed for. As a result, on March 11, 2003, PET issued an aggregate of 29,728,609 Trust Units pursuant to the exercise of the Rights and received net aggregate subscription proceeds of $150.1 million.

          On March 11, 2003, PET utilized the Rights subscription proceeds as well as the proceeds of bank financing arranged by PET to repay $30 million owing by PET to PRL and to acquire from PRL 100% of PRL’s interest in the natural gas assets and facilities provided for in the purchase and sale agreement referred to above for a cash purchase price of $220 million. POT assumed all risks on these assets, and revenues and expenses associated with these assets accrued to POT for POT’s account, effective July 1, 2002.

          On April 10, 2003, the Trust announced the closing of the acquisition from PRL of the 100% working interest in the Ells natural gas property in northeast Alberta at a purchase price of approximately $19.9 million. The acquisition was funded through PET’s existing credit facility with $6.0 million paid on March 19, 2003 and the remainder paid on April 30, 2003. The Ells Property is located immediately east of the Trust’s East Legend property. At the time of its acquisition, the Ells Property was non-producing but has recently commenced initial production at approximately 8.0 mmcf/d from the Wabiskaw and McMurray formations. The Administrator estimates the PET interest in the total proved reserves in the Ells Property at 6.75 bcf and probable reserves (risked at 50%) at 0.7 bcf. The acquisition of the Ells Property also includes a dedicated gas plant with capacity to process 8.5 to 10 mmcf/d, a compressor station and a gathering system.

          On May 30, 2003, PET closed the issuance of 5,000,000 Trust Units on bought deal basis to a syndicate of underwriters at $12.65 per Trust Unit for net proceeds of $60,087,500. Proceeds of the financing were used to repay a portion of PET’s indebtedness to its bankers.

          As noted under Item 4.B below under the caption “Acquisitions,” PET is continually reviewing opportunities to acquire additional properties. If it decides to pursue an opportunity it deems attractive, it may seek to finance the same through bank borrowings or the sale of additional Trust Units or a combination of the two.

B.     BUSINESS OVERVIEW

          Our goal is to provide Unitholders with a tax effective vehicle through which we can distribute income and add value through the exploitation of our assets as well as through prudent acquisitions of further assets. Our assets are located in close proximity to one another in northeast Alberta, Canada, have a long production history and have demonstrated a predictable decline in reserves over the years. The assets are comprised of natural gas properties that require low capital reinvestment. We anticipate that cash flow from our assets will be sufficient to fund our production and administrative expenses, interest expenses and capital expenditures and to permit us to accumulate working capital for our on-going operations.

          Historically, production from the properties comprising part of our assets was marketed internally by PRL’s gas marketers. POT’s internal marketing group will continue to market production from these assets with a view to optimizing gas netbacks by seeking out the best markets. Transportation of our production will be continually monitored to obtain the lowest possible transportation fees. We currently have 88 full and part-time employees. The technical staff at PRL who were responsible for managing our current assets for a number of years are now employed by the Administrator for and on behalf of POT and will be responsible for the ongoing management of these properties on behalf of POT. The continuity of this technical team should ensure the continued efficient exploitation of our asset base.

          Exploitation Drilling

          We intend to optimize the value of our assets by exploiting the natural gas production potential associated with these properties. We will focus our capital expenditures on drilling low risk development wells to maximize production and cash flow. We believe that our assets have developmental potential that fit our conservative definition of acceptable risk. In addition, we believe our ownership of processing and transportation facilities and our large consolidated acreage position will allow us to realize operating synergies and thus maintain operating costs at their current levels. We intend to farm out higher risk exploration projects, by entering into agreements with third parties whereby they will provide exploration funding in exchange for an earned interest, or sell properties which we do not feel will provide adequate returns or do not have an acceptable risk profile.

          Acquisitions

          While we initially intend to pursue the acquisition of other properties in our core areas, such as the recent acquisition of the Ells Property, as well as seek corporate opportunities focused on natural gas, we also expect to pursue acquisition opportunities which may diversify our current commodity and geographic focus. Our primary objective is the creation of value for Unitholders and as such we will target acquisitions that are accretive to our net asset value and our cash flow and which increase our reserve and production base. We will target the acquisition of high quality assets with substantial low risk development potential and low capital requirements. We will not limit our acquisitions by commodity or geography and plan to finance such acquisitions through debt and equity financings. The Trust is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, the Trust has not reached agreement on the price or terms of any potential acquisition. The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions being completed by the Trust.

          Drilling Activity

          PRL or PET, as the case may be, drilled, or participated in drilling, exploratory and development wells located on the PET Assets for the periods indicated as shown in the following table. The natural gas wells listed below comprise all natural gas wells capable of production, whether producing or capped, in which an interest is included in the PET Assets.

	Three Months Ended		Year Ended December 31,		Year Ended December 31,
	March 31, 2003		2002		2001

	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

Natural Gas	16	11.4	16	13.1	38	33.8
Service	1	0.5	2	1.4	1	0.5
Dry and Abandoned	—	—	2	1.5	3	2.5

Total	17	11.9	20	16.0	42	36.8

Success Rate (%)	100	100	90	91	93	93
Exploratory (3)	—	—	—	—	12	11.0
Development (4)	17	11.9	20	16.0	30	25.8

Total	17	11.9	20	16.0	42	36.8

Notes:

(1)	“Gross” refers to all wells in which a working interest or a royalty interest is or was included in our assets.

(2)	“Net” refers to the aggregate of the percentage working interests in the gross wells, before the deduction of royalties.

(3)	“Exploratory” well, in general, is a well either drilled in search of a new and yet undiscovered pool of oil or natural gas, or with the expectation of significantly extending the limits of a pool which is partly delineated.

(4)	“Development” well, in general, is a well drilled within or in close proximity to a discovered pool of oil or natural gas.

          Cyclical and Seasonal Impact of Industry

          The Trust’s operational results and financial condition will be dependent on the prices received for natural gas production. Natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions, as well as conditions in other oil and natural gas producing regions. Any decline in natural gas prices could have an adverse effect on our financial condition.

          Future Commitments and Natural Gas Marketing

          PET currently has no material future contracts to buy, sell, exchange or transport natural gas from its assets. PET currently sells approximately 56% of its gas production at AECO market prices. An additional 40% is directed to the Progas and PanAlberta aggregator pools. PET currently has one financial natural gas hedge in place; a costless collar for 15,000 GJ/day for the period from July through September 2003 with a floor of $7.00 per GJ and a ceiling of $7.37 per GJ. PET currently has no other financial hedges or physical fixed price sales contracts in place for commodity, currency or interest rates.

          It is expected that, on average, 30% to 50% of PET’s production will be subject to various hedging arrangements. PET intends to limit the use of derivative financial instruments to hedging purposes and it does not intend to engage in speculative transactions for which there is no underlying offsetting position. PET also intends to limit credit risk by entering into hedging arrangements with only the most financially secure of counterparties.

          Government regulations materially affecting PET’s business and operations are described under the caption “Government Regulation” in Item 5.A of this report.

C.     ORGANIZATIONAL STRUCTURE

          PET

          PET was established for the purposes of issuing Trust Units and acquiring and holding royalties and other investments including the entire beneficial interest in POT and the POT Royalty. PET effectively finances the operations of POT. PET distributes cash to the holders of its Trust Units (“Unitholders”), which will initially be comprised of royalty and interest income PET receives from POT and from Alberta Royalty Tax Credits, if any, less any expenses and any other amounts it must withhold or pay to third parties. All Trust Units outstanding from time to time are entitled to an equal undivided share of any distributions from PET. Under the PET Trust Indenture, PET has broad powers to invest funds that are not distributed to Unitholders.

          POT

          POT is an unincorporated trust established on June 28, 2002 under the laws of the Province of Alberta pursuant to a trust indenture between the Administrator as trustee and CIBC World Markets Inc. as settlor, with PET as its sole beneficiary. This trust indenture was subsequently amended and restated effective as of August 1, 2002 (the “POT Trust Indenture”). POT holds, through the Administrator, all of the oil and gas properties in the trust structure. Under the terms of the POT Trust Indenture, the Administrator is the trustee of POT. POT’s business is acquiring, developing, exploiting, owning and disposing of oil and natural gas properties. Pursuant to the POT Royalty, POT pays to PET 99% of POT’s net revenue from its petroleum and natural gas properties, less permitted deductions with respect to debt payments, capital expenditures and certain other amounts.

          The Administrator

          The Administrator was incorporated on June 28, 2002 under the ABCA. All of the issued and outstanding shares of the Administrator are beneficially held by PET. As trustee of POT, the Administrator holds legal title to the assets and properties of POT on behalf of, and for the benefit of, POT and administers, manages and operates the oil and gas business of POT. The Administrator, in its capacity as trustee, retains employees to administer, manage and operate the oil and gas business of POT. In addition, the Trustee has, in accordance with the PET Trust Indenture, effectively delegated to the Administrator the significant management, administrative and governance functions with respect to PET. Much like a traditional oil and gas corporation, only costs incurred by or on behalf of the Administrator to operate our business will ultimately be borne by the Unitholders.

          The share capital of the Administrator consists of an unlimited number of Class A common shares, an unlimited number of Class B common shares and an unlimited number of preferred shares issuable in series with the rights, privileges, conditions and restrictions of such preferred shares as the Administrator’s board of directors determines. Only one Class A common share is currently outstanding. That share is held by the Trustee for and on behalf of PET.

          The following diagram illustrates the current trust structure of PET, POT and the Administrator:

D.     PROPERTY, PLANTS AND EQUIPMENT

          The natural gas properties and facilities referred to in this section, other than the Ells property, which was acquired in April 2003, were acquired by PET from PRL in February and March of 2003. Any reference in this section to activity in connection with, or statistical information pertaining to, these properties prior to such acquisition are with respect to these properties at a time when they were owned by PRL. Any such references after such acquisitions are with respect to these properties at a time when they were owned by PET. The acquisitions by PET from PRL were effective July 1, 2002, except for the Ells property which was effective March 19, 2003 and the cash flow from the effective date to closing date in each instance accrued to PET.

          Reference is made to the material under “Government Regulation” in Item 5.A of this report for a discussion of the material effects of various governmental regulations (including environmental regulations) affecting PET.

          Reserves

          The McDaniel Report evaluates the proved natural gas reserves attributable to the properties comprising the PET Assets using a constant price of $5.29 per Mmbtu as provided by PRL, being the price received by PRL from sales of natural gas on December 31, 2002, based upon Remaining Reserves (as defined below) as at January 1, 2003. These reserves are all located in Canada. For the purposes of this report on Form 20-F we are utilizing only the proved reserves.

          In preparing its report, McDaniel used basic historical information it had from PRL, which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, hydrocarbon product prices, operating cost data, financial data and future operating plans. McDaniel obtained other engineering, geological or economic data required to conduct the evaluation and upon which the McDaniel Report is based, from public records, other operators and from McDaniel’s non-confidential files. McDaniel accepted as represented from all sources the extent and character of ownership and the accuracy of all factual data supplied for the independent evaluation.

          Based on the McDaniel Report, the following tables show the estimated share in respect of the natural gas reserves included in the PET Assets and the discounted present value of estimated future net revenues for these reserves using constant prices and costs. All evaluations of the present value of estimated future net revenue in the McDaniel Report are after provision for estimated future capital expenditures and operating costs. An allowance for future wellbore abandonment costs was made for all wells in which there is a working interest; however no allowance was made for the abandonment of any surface, wellsites and facilities, for income tax or for ARTC. These evaluations do not necessarily represent the fair market value of the reserves.

Natural Gas Reserves and Present Value of Estimated Future Cash flows
(Based on Constant Price Assumptions)

			Present Value Cash
			Flow Discounted at
	Remaining Reserves		10% (Net)
Reserves Categories	of Natural Gas(1)(2)		(Before Tax)

	Gross(3)	Net(4)
	mmcf	Mmcf	(M$)

Proved Developed Producing(7)	158,792	126,746	354,954
Proved Developed Non-Producing(7)	3,195	2,677	2,754
Proved Undeveloped(8)	2,279	1,637	5,109

Total Proved(6)	164,266	131,060	362,817

Notes:

(1)	“Natural Gas” means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel.

(2)	“Remaining Reserves” means those quantities of crude oil, natural gas, natural gas liquids and sulphur remaining after deducting those quantities produced up to the reference date of the study.

(3)	“Gross Reserves” are the total of the working interests and/or royalty interests share of reserves before deducting royalties owned by others.

(4)	“Net Reserves” are the total of the working interests and/or royalty interests share of reserves after deducting the amount attributable to the royalties owned by others.

(5)	The term “royalties”, as used in the McDaniel Report, refers to royalties paid to others. The royalties deducted from the reserves are based on the royalty percentage calculated by applying the applicable Royalty Rate or formula. In the case of Crown sliding scale royalties which are dependent on selling price, the price forecasts for the individual properties in question has been employed.

(6)	“Proved” Reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(7)	“Proved Developed” Reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed” reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

(8)	“Proved Undeveloped” Reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

(9)	Sales Gas includes pipeline and solution gas reserves.

(10)	The product price used in the constant price evaluations was Cdn $5.29 per Mmbtu as furnished to McDaniel by PET. The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the effective date of the McDaniel Report.

(11)	The McDaniel Report estimates total net proven capital investment necessary to achieve the estimated future net cash flow to be $3,037,000, of which 2,321,000 is to be spent in 2003 based on constant cost assumptions, in respect of the PET Assets.

Historical Reserves

The following table sets out the proved natural gas reserves at December 31, 2002, 2001,

2000 and 1999 (before deducting amounts attributable to royalties owned by others) of the PET Assets and based upon constant price and cost assumptions. All of these reserves were located in Canada:

Proved Natural Gas Reserves
(bcf)

December 31, 1999	315.7
Revisions to previous estimates	(62.9)
Purchase (sale of reserves)	2.9
Discoveries and extensions	2.7
Production	(39.3)
December 31, 2000	219.1
Revisions to previous estimates	3.4
Purchase (sale of reserves)	0.3
Discoveries and extensions	—
Production	(37.5)
December 31, 2001	185.3
Revisions to previous estimates	3.8
Purchase (sale of reserves)	9.8
Discoveries and extensions	—
Production	(34.6)
December 31, 2002	164.3

Land Holdings

          The following table sets out the developed and undeveloped land holdings in which PET has an interest as of April 1, 2003:

	Developed Acres		Undeveloped Acres(3)(4)

Name of Area (Alberta)	Gross(1)	Net(2)	Gross(1)	Net(2)

Bohn Lake	46,400	14,272	1,600	533
Chard	19,840	15,476	6,400	6,244
Chard Southwest	7,680	3,118	9,600	5,186
Clyde	12,800	11,771	14,080	14,080
Cold Lake	59,201	45,233	22,720	17,769
Cold Lake Sonoma	36,800	27,990	13,440	12,800
Corner	74,240	73,155	28,160	27,200
Ells	23,040	23,040	5,760	5,760
Hoole	7,040	4,160	5,120	2,880
Kettle River	33,920	31,831	0	0
Legend	109,440	91,927	40,960	40,422
Legend East	27,520	27,520	24,960	24,960
Leismer / Leismer South	134,400	127,728	97,280	90,911
Liege East	10,560	9,471	1,920	1,686
Liege North	69,760	63,333	0	0

	Developed Acres		Undeveloped Acres(3)(4)

Name of Area (Alberta)	Gross(1)	Net(2)	Gross(1)	Net(2)

Liege South	86,880	79,834	31,360	12,163
Pony	10,880	4,240	7,040	3,040
Quigley	52,160	52,160	13,760	13,760
Saleski	66,560	62,876	22,080	19,424
Surmont	5,760	1,440	5,120	1,280
Teepee Creek	76,399	39,481	61,440	46,720
Thornbury	48,640	34,892	3,200	1,152
Winefred	69,760	62,848	29,440	22,000

Total	1,089,680	907,796	445,440	369,970

Notes:

(1)	“Gross” means the total number of developed and undeveloped acres, respectively, in which PET has an interest in respect of its current assets.

(2)	“Net” means the aggregate of the numbers obtained by multiplying each gross acre by the actual percentage interest therein.

(3)	During 2003, 78,208 net acres are set to expire. We intend to assess such expiring lands and, where appropriate, seek continuation through development activity or, in the case of higher risk areas, farmouts, where third parties provide exploration funding in exchange for an earned working interest.

(4)	“Undeveloped Acres” refers to land where no reserves have been assigned by McDaniel in the McDaniel Report.

          The Administrator estimates that PET’s undeveloped net acreage would have a market value of approximately $24 million.

          Principal Properties

          The following table provides selected operational information in respect of the Trust’s principal properties:

		Production(2)	Undeveloped Land
	Reserves(1)
Name of Area (Alberta)	Proved (bcf)	(mmcf/d)	(net acres)

Bohn Lake	4.6	1.9	533
Chard	1.7	2.0	6,244
Chard Southwest	1.6	0.7	5,186
Clyde	2.2	2.1	14,080
Cold Lake	7.5	4.5	17,769
Cold Lake Sonoma	5.4	3.0	12,800
Corner	18.9	12.9	27,200
Ells	6.7 (1)	4.0	5,760
Hoole	0.0	0.3	2,880
Kettle River	6.4	3.7	0
Legend	52.8	20.0	40,422
Legend East	3.7	3.0	24,960
Leismer / Leismer South	9.8	8.8	90,911
Liege East	3.0	1.5	1,686
Liege North	5.7	2.3	0
Liege South	5.0	3.8	12,163
Pony	0.9	0.5	3,040
Quigley	3.6	3.2	13,760
Saleski	9.7	4.0	19,424
Surmont	0.0	0.1	1,280
Teepee Creek	0.7	1.8	46,720
Thornbury	11.8	4.5	1,152
Winefred	9.2	3.5	22,000

Total	171.0	92.1	369,970

Notes:

(1)	Derived from McDaniel Report based on price as at January 1, 2003, except with respect to Ells property which represent Managements estimates at March 31, 2003.

(2)	Average volume for the month of April 2003.

As at April 1, 2003, approximately 92 mmcf/d or 100% of PET’s proved producing reserves were on production. The following is a narrative description of the Trust’s principal properties.

          Bohn Lake, Alberta

          The Bohn Lake Area is in northeast Alberta approximately 90 kilometers south of Fort McMurray. The area comprises 48,000 gross acres (14,805 net acres) including an average 27.6% working interest in 26 (7.2 net) producing natural gas wells. The average daily production for the month of April, 2003 from the Bohn Lake Area was approximately 1.9 mmcf/d of natural gas (net). The McDaniel Report evaluated PET’s total proved reserves at 4.62 bcf (gross) of natural gas for the Bohn Lake Area. Production from the Bohn Lake Area is processed through one gas plant owned and operated by Canadian Natural Resources Limited.

          Chard, Alberta

          The Chard Area is in northeast Alberta approximately 85 kilometers south of Fort McMurray. The area comprises 26,240 gross acres (21,720 net acres) including an average 81.7% working interest in 16 (13.1 net) producing natural gas wells. The average daily production for the month of April, 2003 from the Chard Area was approximately 2.0 mmcf/d of natural gas (net). The McDaniel Report evaluated PET’s total proved reserves at 1.65 bcf (gross) of natural gas for the Chard Area. Production from the Chard Area is processed through one booster compressor owned 100% by PET.

          Chard Southwest, Alberta

          The Chard Southwest Area is in northeast Alberta approximately 85 kilometers south of Fort McMurray. The area comprises 17,280 gross acres (8,304 net acres) including an average 40.7% working interest in 9 (3.7 net) producing natural gas wells. The average daily production for the month of April, 2003 from the Chard Southwest Area was approximately 0.7 mmcf/d of natural gas (net). The McDaniel Report evaluated PET’s total proved reserves at 1.63 bcf (gross) of natural gas for the Chard Southwest Area. Production from the Chard Southwest Area is processed through one booster compressor owned by Superman Resources Inc. and one gas plant owned by Canadian Natural Resources Limited. PET’s interest in the gas plant is 33.3%.

          Clyde, Alberta

          The Clyde Area is in northeast Alberta approximately 85 kilometers southwest of Fort McMurray. The area comprises 26,880 gross acres (25,851 net acres) including an average 94.2% working interest in 12 (11.3 net) producing natural gas wells. The average daily production for the month of April, 2003 from the Clyde Area was approximately 2.1 mmcf/d of natural gas (net). The McDaniel Report evaluated PET’s total proved reserves at 2.21 bcf (gross) of natural gas for the Clyde Area. Production from the Clyde Area is processed through one gas plant owned 100% by PET.

          Cold Lake, Alberta

          The Cold Lake Area is in northeast Alberta approximately 250 kilometers southeast of Fort McMurray. The Cold Lake area comprises 81,921 gross acres (63,002 net acres) including an average 78.4% working interest in 45 (35.3 net) producing natural gas wells. The average daily production for the month of April, 2003 from the Cold Lake Area was approximately 4.5 mmcf/d of natural gas (net). The McDaniel Report evaluated PET’s total proved reserves at 7.50 bcf (gross) of natural gas for the Cold Lake Area. Production from the Cold Lake Area is processed through 14 booster and/or compressor stations owned by Altagas Services Inc.

          Cold Lake Sonoma, Alberta

          The Cold Lake Sonoma Area is in northeast Alberta approximately 250 kilometers southeast of Fort McMurray. The Cold Lake Sonoma area comprises 50,240 gross acres (40,790 net acres) including an average 71.2% working interest in 30 (21.4 net) producing natural gas wells. The average daily production for the month of April, 2003 from the Cold Lake Sonoma Area was approximately 3.0 mmcf/d of natural gas (net). The McDaniel Report evaluated PET’s total proved reserves at 5.40 bcf (gross) of natural gas for the Cold Lake Sonoma Area. Production from the Cold Lake Sonoma Area is processed through four compressor stations, three at Marie Lake and one at Wolf Lake which are 100% owned by PET.

          Corner, Alberta

          The Corner Area is in northeast Alberta approximately 80 kilometers southwest of Fort McMurray. The area comprises 102,400 gross acres (72,433 net acres) including an average 99.0% working interest in 59 (58.4 net) producing natural gas wells. The average daily production for the month of April, 2003 from the Corner Area was approximately 12.9 mmcf/d of natural gas (net). The McDaniel Report evaluated PET’s total proved reserves at 18.85 bcf (gross) of natural gas for the Corner Area. Production from the Corner Area is processed through one gas plant owned 100% by PET.

          Ells, Alberta

          The Ells Property was acquired by the Trust effective March 19, 2003 for $19.9 million. Prior to closing, the asset was non-producing; however, production commenced on March 19, 2003. Ells is located in northeast Alberta approximately 50 kilometers northwest of Fort McMurray, and 16 kilometers east of PET’s Legend East property. The Trust owns an undivided 100% working interest in Alberta Provincial Crown leases comprising 28,800 gross acres (28,800 net acres) as well as a 100% working interest in 8 producing natural gas wells, 14 non-producing natural gas wells, which subsequently commenced production in June 2003, and 3 suspended potential gas wells. The Ells Property acquisition also included the purchase of related facilities including a gas plant, a booster compressor station and 36 kilometers of gathering system.

          The average daily production for the month of April, 2003 from the Ells Property was approximately 4.0 mmcf/d (net) of natural gas. The Administrator estimates the PET interest in the total proved reserves in the Ells Property at 6.75 bcf (gross).

          Hoole, Alberta

          The Hoole Area is in northeast Alberta approximately 175 kilometers southwest of Fort McMurray. The area comprises 12,160 gross acres (7,040 net acres) including an average 70% working interest in 5 (3.5 net) producing natural gas wells. The average daily production for the month of April, 2003 from the Hoole Area was approximately 0.3 mmcf/d of natural gas (net). The McDaniel Report evaluated PET’s total proved reserves at 0.02 bcf (gross) of natural gas for the Hoole Area. Production from the Hoole Area is processed through one gas plant owned by Husky Energy Inc.

          Kettle River, Alberta

          The Kettle River Area is in northeast Alberta approximately 80 kilometers south of Fort McMurray. The area comprises 33,920 gross acres (31,831 net acres) including an average 94.7% working interest in 24 (22.7 net) producing natural gas wells. The average daily production for the month of April, 2003 from the Kettle River Area was approximately 3.7 mmcf/d of natural gas (net). The McDaniel Report evaluated PET’s total proved reserves at 6.35 bcf (gross) of natural gas for the Kettle River Area. Production from the Kettle River Area is processed through one gas plant owned 92.5% by PET.

          Legend, Alberta

          The Legend Area is approximately 120 kilometers northwest of Fort McMurray. The area comprises 150,400 gross acres (132,349 net acres) including an average 82% working interest in 59 gross (48.4 net) producing natural gas wells. The average daily production for the month of April, 2003 based upon such working interest from the Legend Area was approximately 20.0 mmcf/d of natural gas (net). The McDaniel Report evaluated PET’s proved reserves at 52.77 bcf (gross) of natural gas for the Legend Area. PET has a 77.9% interest in and currently operates one gas plant and six field booster compressors that process the natural gas from this area.

          Legend East, Alberta

          The Legend East Area is in northeast Alberta approximately 120 kilometers west of Fort McMurray. The area comprises 52,480 gross acres (52,480 net acres) including a 100% working interest in 17 producing natural gas wells. The average daily production for the month of April, 2003 from the Legend East Area was approximately 3.0 mmcf/d of natural gas (net). The McDaniel Report evaluated PET’s total proved reserves at 3.73 bcf (gross) of natural gas for the Legend East Area. Production from the Legend East Area is processed through the Legend gas plant and two field booster compressors owned by PET.

          Leismer / Leismer South, Alberta

          The Leismer / Leismer South Area is in northeast Alberta approximately 90 kilometers southwest of Fort McMurray. The area comprises 231,680 gross acres (218,639 net acres) including a 91.6% working interest in 53 (48.6 net) producing natural gas wells. The average daily production for the month of April, 2003 from the Leismer / Leismer South Area was approximately 8.8 mmcf/d of natural gas (net). The McDaniel Report evaluated PET’s total proved reserves at 9.82 bcf (gross) of natural gas for the Leismer / Leismer South Area. Production from the Leismer / Leismer South Area is processed through one gas plant owned 32.5% by PET and three field booster compressors owned by PET.

          Liege East, Alberta

          The Liege East Area is in northeast Alberta approximately 120 kilometers west of Fort McMurray. The area comprises 12,480 gross acres (11,157 net acres) including an average 89.70% working interest in 10 (9.0 net) producing natural gas wells. The average daily production for the month of April, 2003 from the Liege East Area was approximately 1.5 mmcf/d of natural gas (net). The McDaniel Report evaluated PET’s total proved reserves at 3.0 bcf (gross) of natural gas for the Liege East Area. Production from the Liege East Area is processed through the Liege South gas plant owned 80.5% by PET and one Liege East field booster compressor owned 90.2% by PET.

          Liege North, Alberta

          The Liege North Area is in northeast Alberta approximately 120 kilometers west of Fort McMurray. The area comprises 69,760 gross acres (63,333 net acres) including an average 94.9% working interest in 14 (13.3 net) producing natural gas wells. The average daily production for the month of April, 2003 from the Liege North Area was approximately 2.3 mmcf/d of natural gas (net). The McDaniel Report evaluated PET’s total proved reserves at 5.73 bcf (gross) of natural gas for the Liege North Area. Production from the Liege North Area is processed through one gas plant owned 94.6% by PET.

          Liege South, Alberta

          The Liege South Area is in northeast Alberta approximately 120 kilometers west of Fort McMurray. The area comprises 118,240 gross acres (91,997 net acres) including an average 96.8% working interest in 25 (24.2 net) producing natural gas wells. The average daily production for the month of April, 2003 from the Liege South Area was approximately 3.8 mmcf/d of natural gas (net). The McDaniel Report evaluated PET’s total proved reserves at 5.03 bcf (gross) of natural gas for the Liege South Area. Production from the Liege South Area is processed through one gas plant owned 80.5% by PET and three field compressors owned by PET.

          Pony, Alberta

          The Pony Area is in northeast Alberta approximately 75 kilometers southwest of Fort McMurray. The area comprises 17,920 gross acres (7,280 net acres) including an average 52.5% working interest in 5 (2.6 net) producing natural gas wells. The average daily production for the month of April, 2003 from the Pony Area was approximately 0.5 mmcf/d of natural gas (net). The McDaniel Report evaluated PET’s total proved reserves at 0.94 bcf (gross) of natural gas for the Pony Area. Production from the Pony Area is processed through one gas plant owned by Canadian Natural Resources Limited.

          Quigley, Alberta

          The Quigley Area is in northeast Alberta approximately 80 kilometers south of Fort McMurray. The area comprises 65,920 gross acres (65,920 net acres) including a 100% working interest in 22 producing natural gas wells. The average daily production for the month of April, 2003 from the Quigley Area was approximately 3.2 mmcf/d of natural gas (net). The McDaniel Report evaluated PET’s total proved reserves at 3.6 bcf (gross) of natural gas for the Quigley Area. Production from the Quigley Area is processed through one gas plant and one field compressor owned by PET.

          Saleski, Alberta

          The Saleski Area is in northeast Alberta approximately 110 kilometers west of Fort McMurray. The area comprises 88,640 gross acres (82,300 net acres) including an average 95.1% working interest in 19 (18.1 net) producing natural gas wells. The average daily production for the month of April, 2003 from the Saleski Area was approximately 4.0 mmcf/d of natural gas (net). The McDaniel Report evaluated PET’s total proved reserves at 9.72 bcf (gross) of natural gas for the Saleski Area. Production from the Saleski Area is processed through one gas plant owned 95.8% by PET.

          Surmont, Alberta

          The Surmont Area is in northeast Alberta approximately 65 kilometers southwest of Fort McMurray. The area comprises 10,880 gross acres (2,720 net acres) including an average 25% working interest in 1 (0.3 net) producing natural gas well. The average daily production for the month of April, 2003 from the Surmont Area was approximately 0.1 mmcf/d of natural gas (net). The McDaniel Report evaluated PET’s total proved reserves at 0.02 bcf (gross) of natural gas for the Surmont Area. Production from the Surmont Area is processed through one gas plant owned by Devon Canada Corporation.

          Teepee Creek, Alberta

          The Teepee Creek Area is in northeast Alberta approximately 175 kilometers southwest of Fort McMurray. The area comprises 137,839 gross acres (86,201 net acres) including an average 50% working interest in 17 (8.5 net) producing natural gas wells. The average daily production for the month of April, 2003 from the Teepee Creek Area was approximately 1.8 mmcf/d of natural gas (net). The McDaniel Report evaluated PET’s total proved reserves at 0.71 bcf (gross) of natural gas for the Teepee Creek Area.

Production from the Teepee Creek Area is processed through one gas plant owned by Devon Canada Corporation in which PET has a 37.5% interest.

          Thornbury, Alberta

          The Thornbury Area is in northeast Alberta approximately 75 kilometers southwest of Fort McMurray. The area comprises 51,840 gross acres (36,044 net acres) including an average 73.5% working interest in 41 (30.2 net) producing natural gas wells. The average daily production for the month of April, 2003 from the Thornbury Area was approximately 4.5 mmcf/d of natural gas (net). The McDaniel Report evaluated PET’s total proved reserves at 11.82 bcf (gross) of natural gas for the Thornbury Area. Production from the Thornbury Area is processed through four gas plants and a field booster compressor owned by Altagas Services Inc.

          Winefred, Alberta

          The Winefred Area is in northeast Alberta approximately 200 kilometers southeast of Fort McMurray. The area comprises 99,200 gross acres (84,848 net acres) including an average 88.5% working interest in 39 (34.5 net) producing natural gas wells. The average daily production for the month of April, 2003 from the Winefred Area was approximately 3.5 mmcf/d of natural gas (net). The McDaniel Report evaluated PET’s total proved reserves at 9.16 bcf (gross) of natural gas for the Winefred Area. Production from the Winefred Area is processed through two gas plants and a field booster compressor owned by Altagas Services Inc.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements, which information is incorporated by reference herein.

General

          As of January 1, 2003, the estimated gross proved natural gas reserves of the PET Assets were 164.3 bcf. For the three months ended March 31, 2003, the PET Assets produced an average of 84.2 mmcf/d of natural gas. The PET Assets are located entirely in the Province of Alberta, Canada and produce only natural gas. Consequently, our initial operations comprise one geographic and one business segment.

          The PET Assets earn income from the sale of natural gas within the Province of Alberta, Canada.

          The expenses of the PET Assets include:

•	Royalties paid to the Province of Alberta and others. The rate of such royalties varies in relation to volume of production and natural gas prices.

•	Operating costs related to the production and transportation of natural gas including, but not limited to, labor, utilities, chemicals, gathering costs, repairs, maintenance and overhead.

          Period to period fluctuations in the operating income of the PET Assets are the result of a combination of a number of factors including:

•	The volume of natural gas produced and sold.

•	The exchange rate between Canadian and U.S. dollars as Canadian natural gas prices tend to fluctuate, in part, in relation to changes in U.S. prices.

•	Changes in the Royalty Rates.

•	Changes in the operating costs of producing natural gas from the PET Assets.

•	Changes in Canadian and North American natural gas prices.

          Approximately one-half of the natural gas produced from the PET Assets is sold under dedicated arrangements with natural gas aggregators who then re-sell gas to numerous additional third parties.

          Two reference prices which often provide an indication of overall Canadian and North American natural gas prices are the “Alberta Reference Price” in Canada and “NYMEX” prices in the U.S. The Alberta Reference Price is the monthly weighted average price for gas consumed in Alberta and gas exported from Alberta reduced for allowances for transportation and marketing. The NYMEX price represents the average of the last three days closing trading prices of the near month natural gas futures contracts on the New York Mercantile Exchange. While reference prices are generally a good indicator of natural gas price market conditions, the changes in prices realized by the PET Assets are not always consistent with those in reference prices as natural gas produced from these assets is sold to specific producers and ultimately delivered to markets which may not experience conditions entirely consistent with reference prices.

A.     OPERATING RESULTS

Results of Operations

          The financial and operating information of the Northeast Alberta Properties has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in some respects from generally accepted accounting principles in the United States, such differences are described in note 6 to the historical financial statements of the Northeast Alberta Properties included as Exhibit 12.5 to this report.

          The following analysis considers the combined results of operations for the Northeast Alberta Properties for periods prior to the acquisition of the PET Assets in the first quarter of 2003 followed by a separate discussion of the PET Assets (production, revenues, royalties and operating costs) for each of the periods plus the three months ended March 31, 2003. Pursuant to continuity of interests accounting, this information is presented as if PET owned the PET Assets for all periods presented.

PRL Northeast Alberta Assets

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

          Natural gas sales for the Northeast Alberta Properties decreased 46% to $126.1 million for the year ended December 31, 2002 compared to $235.6 million in 2001. Significantly lower natural gas prices in 2002 decreased revenue by $89.3 million coupled with the effects of natural production declines which reduced revenue by a further $20.3 million. The Northeast Alberta Properties realized an average natural gas price of $3.58 per mcf in 2002, a decrease of 41% from $6.11 per mcf in 2001. Average Alberta Reference Prices decreased 35% over the same period from $6.30 per mcf in 2001 to $4.07 per mcf in 2002. During the same period NYMEX natural gas prices decreased by 26% from U.S.$4.40 per Mmbtu to U.S.$3.25 per Mmbtu in 2001. Prices remained low through much of 2002 as demand weakened and supply responded to increased North American drilling activity.

          Average natural gas production for the Northeast Alberta Properties decreased 9% in 2002 to 96.5 mmcf/d from 105.6 mmcf/d in 2001. Production additions from the drilling of 16 (13.1 net) natural gas wells with a 90% success rate in 2002 were offset by natural production declines.

          The average Royalty Rate for the Northeast Alberta Properties for 2002 decreased to 17.8% from 20.1% in 2001 consistent with lower gas prices in 2002.

          Unit production costs in 2002 were consistent with 2001 at $0.87 per mcf compared to $0.88 per mcf in 2001 and total operating costs decreased by $3.3 million. The decrease in total costs was a result of lower production volumes.

          Lower commodity prices in 2002 and natural production declines resulted in operating income for the Northeast Alberta Properties decreasing by 53% to $72.9 million from $154.4 million in 2001 as follows:

($Cdn millions)

Production decrease	$(20.3)
Price decrease	(89.3)
Royalty decrease	24.8
Operating cost decrease	3.3

Decrease in net operating income	$(81.5)

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

          Natural gas sales for the Northeast Alberta Properties increased 20% to $235.6 million for the year ended December 31, 2001 compared to $195.9 million in 2000. Significantly higher natural gas prices in 2001 increased revenue by $63.0 million offsetting the effects of natural production declines which reduced revenue by $23.3 million. The Northeast Alberta Properties realized an average natural gas price of $6.11 per mcf in 2001, an increase of 36% from $4.48 per mcf in 2000. Average Alberta Reference Prices increased 25% over the same period from $5.02 per mcf in 2000 to $6.30 per mcf in 2001. During the same period NYMEX natural gas prices increased by 13% to U.S.$4.40 per Mmbtu from U.S.$3.91 per Mmbtu in 2000. Canadian reference prices increased by more than U.S. reference prices due to the combination of a 4% decrease in the Canada/U.S. exchange rate and lower transportation differentials between Canadian and U.S. gas prices related to increased pipeline capacity from Canada. Continued concerns about gas supply contributed to very high prices in early 2001 and resulted in the increase in the average price over 2000. Prices fell through much of 2001 as demand weakened and supply responded to increased North American drilling activity. The Northeast Alberta Properties realized an increase in average natural gas prices greater than that for the Reference Prices due to the fact that production was higher in the early part of 2001 when prices were higher and then declined later in the year.

          Average natural gas production for the Northeast Alberta Properties decreased 12% in 2001 to 105.6 mmcf/d from 119.5 mmcf/d in 2000. Production additions from the drilling of 38 (33.8 net) natural gas wells with a 93% success rate in 2001 were offset by natural production declines.

          The average Royalty Rate for the Northeast Alberta Properties for 2001 increased to 20.1% from 19.8% in 2000. While Royalty Rates in Alberta are sensitive to prices, the 2001 rate increase was less than the natural gas price increase for the Northeast Alberta Properties, as Royalty Rates reach maximum amounts at higher price levels such as those achieved in 2001.

          Unit production costs in 2001 increased 52% to $0.88 per mcf from $0.58 per mcf in 2000 and total operating costs increased by $8.6 million. The Northeast Alberta Properties include plant facilities and gathering systems intended to control the flow of our natural gas to market. These facilities incur fixed costs, which are in addition to costs incurred at the well level, thereby increasing total production costs. As production declines in more mature areas, such as those areas comprising the Northeast Alberta Properties, per unit production costs increase. Furthermore, with increased levels of industry activity in 2001 compared to 2000, competition for services increased labor costs, including well supervision and contract operating of wells, as well as related aviation support and overhead. There were also an unusually large amount of repairs, maintenance and overhaul expenditures on the Northeast Alberta Properties in 2001 related to the start-up of amine treatment facilities in a number of areas.

          Higher commodity prices in 2001 more than offset production declines and higher unit production costs resulting in operating income for the Northeast Alberta Properties increasing by 17% to $154.4 million from $131.8 million in 2000 as follows:

($Cdn millions)

Production decrease	$(23.3)
Price increase	63.0
Royalty increase	(8.5)
Operating cost increase	(8.6)

Increase in net operating income	$22.6

PET Assets

Three Months Ended March 31, 2003 Compared to the Three Months Ended March 31, 2002

          Natural gas sales for the PET Assets increased 185% to $62.1 million for the three months ended March 31, 2003, compared to $21.8 million for the three months ended March 31, 2002. Decreased production volumes resulted in a $2.2 million decrease in revenue while higher natural gas prices increased revenue by $42.5 million. Realized natural gas prices increased by 217% for the three months ended March 31, 2003 to $8.19 per mcf from $2.59 per mcf in 2002. Average Alberta Reference Prices increased 137% from $3.34 per mcf for the three months ended March 31, 2002 to $7.92 per mcf for the three months ended March 31,2003. During the same period, NYMEX natural gas prices increased 169% to an average of U.S.$6.41 per Mmbtu for the three months ended March 31, 2003 from an average of U.S.$2.38 per Mmbtu in the 2002 period. The increase in gas prices resulted from higher demand due to a colder winter, decreased supply and lower storage levels offset by weak economic conditions and increased political uncertainty.

          Natural gas production for the PET Assets decreased 10% during the period to 84.2 mmcf/d from 93.5 mmcf/d in the three months ended March 31, 2002. Production additions realized from the drilling of 16 (13.1 net) natural gas wells drilled in the first quarter of 2002 and brought onto production during the second quarter of 2002 did not fully offset natural production declines.

          For the three months ended March 31, 2003, the Royalty Rate for the PET Assets was 22.9% compared to 16.7% for the three months ended March 31, 2002. Royalty Rates in Alberta are on a sliding scale sensitive to prices. Consequently, the increase in the average Royalty Rate is consistent with the increase in the Alberta Reference Price in the three month period ended March 31, 2003.

          Total production costs decreased $2.0 million in the three months ended March 31, 2003 compared to the same period in 2002. Unit production costs were $1.13 per mcf in the three months ended March 31, 2003 compared to $1.26 per mcf for the same period in 2002. The reduction in unit costs arises as a result of a decrease in average costs in the petroleum services industry and an increased concentration on cost control on the PET Assets as well as routine rotation in the facility maintenance schedules. First and second quarter production costs are typically higher on the PET Assets due to their winter-access only nature. Full year unit operating costs are estimated to be $0.85 per mcf.

          The significantly higher commodity prices combined with lower production volumes, higher royalties and lower production costs resulted in a $31.9 million increase in operating income for the PET Assets from $7.5 million for the three months ended March 31, 2002 to $39.4 million for the three months ended March 31, 2003:

($Cdn millions)

Production decrease	$(2.2)
Price increase	42.5
Royalty increase	(10.4)
Operating cost decrease	2.0

Increase in net operating income	$31.9

          General administrative expenses were $766,000 ($0.10 per mcf) in the first three months of 2003 compared to $975,000 ($0.12 per mcf) in the comparative 2002 quarter. The 2002 figure represented an allocation of PRL’s overall administrative costs.

          Interest expense was $451,000 in the first quarter of 2003 compared to nil in the 2002 comparative quarter. In 2002 no bank debt was attributed to the PET Assets as cash flow significantly exceeded capital expenditures, while in 2003 PET commenced bank borrowing on March 11.

          The above factors combined to increase cash flow from operations to $37.8 million for the three months ended March 31, 2003 from $8.9 million in the comparative 2002 period, a 325% increase.

          Depletion and depreciation expense decreased from $12.5 million ($1.49 per mcf) in the first quarter of 2002 to $11.0 million ($1.45 per mcf) in the 2003 quarter due to a decrease in the depletion rate related to reserve additions.

          Net earnings were $26.4 million in the first quarter of 2003 compared to loss of $4.4 million in the comparative 2002 period.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

          Natural gas sales for the PET Assets decreased 46% to $123.7 million for the year ended December 31, 2002 compared to $228.3 million in 2001. Significantly lower natural gas prices in 2002 decreased revenue by $87.1 million coupled with the effects of natural production declines which reduced revenue by a further $17.5 million. The PET Assets realized an average natural gas price of $3.57 per mcf in 2002, a decrease of 41% from $6.09 per mcf in 2001. Average Alberta Reference Prices decreased 35% over the same period from $6.30 per mcf in 2001 to $4.07 per mcf in 2002. During the same period NYMEX natural gas prices decreased by 26% from U.S.$4.40 per Mmbtu to U.S.$3.25 per Mmbtu in 2001. Prices remained low through much of 2002 as demand weakened and supply responded to increased North American drilling activity.

          Average natural gas production for the PET Assets decreased 8% in 2002 to 94.8 mmcf/d from 102.7 mmcf/d in 2001. Production additions from the drilling of 16 (13.1 net) natural gas wells with a 90% success rate in 2002 were offset by natural production declines.

          The average Royalty Rate for the PET Assets for 2002 decreased to 17.7% from 20% in 2001 consistent with lower gas prices in 2002.

          Unit production costs in 2002 were consistent with 2001 at $0.87 per mcf compared to $0.88 per mcf in 2001 and total operating costs decreased by $2.6 million. The decrease in total costs was a result of lower production volumes.

          Lower commodity prices in 2002 and natural production declines resulted in operating income for the PET Assets decreasing by 52% to $71.6 million from $149.7 million in 2001 as follows:

($Cdn millions)

Production decrease	$(17.5)
Price decrease	(87.1)
Royalty decrease	23.9
Operating cost decrease	2.6

Decrease in net operating income	$(78.1)

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

          Natural gas sales for the PET Assets increased 25% to $228.3 million for the year ended December 31, 2001 compared to $182.7 million in 2000. Significantly higher natural gas prices in 2001 increased revenue by $54.1 million offsetting the effects of natural production declines which reduced revenue by $8.5 million. The PET Assets realized an average natural gas price of $6.09 per mcf in 2001, an increase of 31% from $4.65 per mcf in 2000. Average Alberta Reference Prices increased 25% over the same period from $5.02 per mcf in 2000 to $6.30 per mcf in 2001. During the same period NYMEX natural gas prices increased by 13% to U.S.$4.40 per Mmbtu from U.S.$3.91 per Mmbtu in 2000. Canadian reference prices increased by more than U.S. reference prices due to the combination of a 4% decrease in the Canada/U.S. exchange rate and lower transportation differentials between Canadian and U.S. gas prices related to increased pipeline capacity from Canada. Continued concerns about gas supply contributed to very high prices in early 2001 and resulted in the increase in the average price over 2000. Prices fell through much of 2001 as demand weakened and supply responded to increased North American drilling activity. The PET Assets realized an increase in average natural gas prices greater than that for the Reference Prices due to the fact that production was higher in the early part of 2001 when prices were higher and then declined later in the year.

          Average natural gas production for the PET Assets decreased 4% in 2001 to 102.7 mmcf/d from 107.4 mmcf/d in 2000. Production additions from the drilling of 38 (33.8 net) natural gas wells with a 93% success rate in 2001 were offset by natural production declines.

          The average Royalty Rate for the PET Assets for 2001 increased to 20% from 19.3% in 2000. While Royalty Rates in Alberta are sensitive to prices, the 2001 rate increase was less than the natural gas price increase for the PET Assets, as Royalty Rates reach maximum amounts at higher price levels such as those achieved in 2001.

          Unit production costs in 2001 increased 43% to $0.88 per mcf from $0.61 per mcf in 2000 and total operating costs increased by $8.7 million. The PET Assets include plant facilities and gathering systems intended to control the flow of our natural gas to market. These facilities incur fixed costs, which are in addition to costs incurred at the well level, thereby increasing total production costs. As production declines in more mature areas, such as those areas comprising the PET Assets, per unit production costs increase. Furthermore, with increased levels of industry activity in 2001 compared to 2000, competition for services increased labor costs, including well supervision and contract operating of wells, as well as related aviation support and overhead. There were also an unusually large amount of repairs, maintenance and overhaul expenditures on the PET Assets in 2001 related to the start-up of amine treatment facilities in a number of areas.

          Higher commodity prices in 2001 more than offset production declines and higher unit production costs resulting in operating income for the PET Assets increasing by 21% to $149.7 million from $123.4 million in 2000 as follows:

($Cdn millions)

Production decrease	$(8.5)
Price increase	54.1
Royalty increase	(10.6)
Operating cost increase	(8.7)

Increase in net operating income	$26.3

Sensitivities

          The following table summarizes the effects on estimated 2003 cash available for distributions (prior to any reduction in production resulting from the proposed ruling by the AEUB; see “Government Regulation” below) of changes in natural gas production, prices, exchange rates and interest rates:

		Effect on Cash Available for Distributions

Variable	Change	($000’s)	($/Trust Unit)(1)

Natural Gas Production (mmcf/d)	1.0	$1,080	0.03
Natural Gas Price ($/mcf)	Cdn $0.10	$2,350	0.06
Canada – US Exchange (U.S.$/Cdn$)	US $0.01	$2,100	0.05
Interest Rates (%)	1%	$775	0.02

Note:

(1)	Assumes that 39,638,376 Trust Units are outstanding.

          Production and revenue have been estimated in the McDaniel Report utilizing the McDaniel January 1, 2003 price forecast. Three factors in the North American gas market: gas supply, gas storage and gas demand, could affect future realized gas prices for the production from the PET Assets. Increases in gas storage levels and/or increases in gas supply tend to decrease gas prices. In addition, extreme weather-related short-term gas price increases could lead to demand erosion as users of natural gas reduce their usage of natural gas which may in turn result in decreased gas prices.

Government Regulation

          Various levels of government impose extensive controls and regulations on the oil and natural gas industry. Some of the more significant aspects are outlined below.

Regulatory Rulings

          In February of 1999, the AEUB issued Interim Directive 99-1 (“ID 99-1”) which outlined new AEUB requirements regarding gas/bitumen production in defined oil sands areas of Northeast Alberta. ID 99-1 contained provisions regarding the grandfathering of gas production from wells completed in oil sands strata prior to July 1, 1998 and for the application, notification and drilling and production of wells in such areas subsequent to July 1, 1998.

          In April of 2001, the AEUB, as part of its Decision 2000-22, issued an order shutting-in 146 natural gas wells in the Surmont area of Northeast Alberta on the basis that natural gas production would likely have a detrimental effect on recovery of the underlying bitumen. PRL owned working interests in 77 of the shut-in wells. The application that resulted in the order was made by another resource company which successfully argued that it would not be in the public interest to put the recovery of bitumen at risk by allowing continued natural gas production. As a result of an agreement subsequently reached among the relevant parties and the Province of Alberta, compensation was paid to the owners of the shut-in wells, including PRL, which received approximately $46 million. None of such shut-in wells are included in the PET Assets.

          During the period November 2001 to June 2002, the AEUB held a hearing (the “Chard/Leismer Hearing”) to consider 27 applications incorporating 146 wells from various parties, some respecting the shut-in of gas wells on the basis that natural gas production could have a detrimental effect on recovery of the underlying bitumen, and others for the approval to produce gas from wells in the Chard area and Leismer Field. Specifically relating to PET, the hearing included one application by a bitumen lease holder for shutting-in 40 existing natural gas wells in the Chard area of Northeastern Alberta and three applications by PRL on behalf of PET for approval to commence production of natural gas from four wells in the Leismer area of Alberta. The AEUB had previously granted an interim order shutting-in 10 of the 40 wells in the Chard area. None of the 10 shut-in wells are included in the PET Assets; however, 18 of the remaining 30 wells and the four wells for which PRL made application are included in the PET Assets. At issue in the Chard/Leismer Hearing was the effect, if any, of natural gas production on future production of the underlying bitumen. Other issues at the hearing included the appropriate criteria to be used by the AEUB in determining whether to approve future applications to produce natural gas and in determining whether to approve future applications to shut-in existing natural gas wells in Northeast Alberta. The PET Assets are all located in Northeast Alberta.

          On March 18, 2003 the AEUB issued Decision 2003-23 in regard to the Chard-Leismer Hearing. The AEUB reaffirmed many of its previous findings as set out in Interim Directive 99-1 and its decision 2000-22 on the gas over bitumen dispute in the Surmont area. With respect to PET’s assets, three of four application wells were granted the right to commence production from specific perforated intervals and two of 18 PET-interest wells being considered for shut-in were ordered shut-in at specific perforated intervals effective May 1, 2003. The estimated production loss of 110 mcf/d from the gas wells affected by the shut-in order was more than offset by the potential gain in production of 250 to 500 mcf/d from the three newly-approved wells, for a net gain in production.

          On April 15, 2003, PRL and PET jointly filed an application with the Court of Appeal of Alberta seeking leave to appeal the AEUB decision. The Court has not yet heard arguments or made a decision on the application. We expect that the operator and co-owner of the two affected PET interest wells will seek compensation for any damages caused by the decision.

          In addition, the AEUB indicated in Decision 2003-23 that it intended to pursue development and implementation of a process to address production from grandfathered (wells producing prior to July 1, 1998) and previously approved gas wells in the vicinity of the Chard and Leismer areas. PET has a working interest in 56 of the 117 grandfathered wells and 14 of the 22 previously approved wells identified in the decision.

          On April 3, 2003, the AEUB issued General Bulletin 2003-12, which sought comment on the advisability of continuing gas production from existing wells producing from the Wabiskaw and McMurray formations in the AEUB-defined Athabasca Oil Sands Area of Northeast Alberta that are currently grandfathered for production on the basis that they may have an adverse effect on future bitumen recovery. PET filed a submission in this regard on May 12, 2003.

          On June 3, 2003 the AEUB released General Bulletin 2003-16 (“GB 2003-16”), announcing a proposed change in policy respecting gas production from the Wabiskaw and McMurray Formations in the AEUB-defined Athabasca Oil Sands Area. GB 2003-16 provides a description of the policy it proposes to implement, outlines a deadline for written submissions of June 26, 2003 with respect to the proposed policy and provides notification of a two day consultation meeting with interested parties beginning July 3, 2003, at which time the Trust will be afforded 45 minutes to speak to its own submissions and those of other interested parties. PET intends to make submissions as outlined in GB 2003-16. Following these additional consultation steps and consideration of any evidence put forward, the AEUB will issue its new policy.

          The proposed policy contemplates the shut-in of all Wabiskaw-McMurray gas production, without benefit of public hearing, within a 5.5 million acre area in Northeastern Alberta, the Reduced Application Area (“RAA”). The Trust is at risk of having up to a net 44 MMcf/d of natural gas production affected, representing up to approximately 50 percent of its current production, following a proposed shut-in on August 1, 2003.

          According to the proposed policy, after the shut-in has been implemented the AEUB intends to complete a detailed review of shut-in gas production to determine what, if any, gas should be allowed to re-commence production. GB 2003-16 also announced the immediate implementation of a reduced Wabiskaw and McMurray gas production application area. The effect of this change is that any outstanding gas production applications outside the RAA will be closed and returned to the applicant. This allowed for the commencement of an additional four mmcf/d of production net to PET in the Ells and Legend East fields in June 2003. In addition, new applications for gas production will only be required within the RAA or where wells encounter Wabiskaw-McMurray gas pools which overlap the RAA boundary.

          At this time the ultimate policy resulting from GB 2003-16 is uncertain. We cannot accurately estimate the amount of production which may be shut-in, if any, and for what duration. We also cannot ensure that PET will be able to negotiate adequate compensation for having to shut-in any such production. This could have a material adverse effect on the amount of income available for distribution to our Unitholders.

The North American Free Trade Agreement

          We are bound by the energy terms of the North American Free Trade Agreement (“NAFTA”), among the governments of Canada, the United States and Mexico. Canada is able to restrict exports or energy resources if the export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of the energy resource (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price, or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements. NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. NAFTA contemplates a fair implementation of regulatory changes and minimal disruption of contractual arrangements.

Land Tenure

          The governments of the western provinces of Canada own most of the crude oil and natural gas located in such provinces. These provincial governments grant rights to explore for and produce oil and natural gas for varying terms and on conditions set forth in legislation. Oil and natural gas located in such provinces can also be privately owned. Private owners may grant rights to explore for and produce oil and natural gas on negotiated terms.

Royalties and Incentives

          In addition to federal regulation, the province of Alberta has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Negotiations between the mineral owner and the lessee determines royalties payable on production from lands other than Crown lands.

Government regulation determines Crown royalties which are generally calculated as a percentage of the gross production. The rate of Crown royalties payable depends in part on the prescribed reference prices, well productivity, geographical location, field discovery date, the method of recovery and the type or quality of the petroleum product. The governments of Canada and Alberta have established incentive programs including royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced production projects.

          Regulations made pursuant to the Mines and Minerals Act (Alberta) provide various incentives for exploring and developing oil reserves. Oil produced from horizontal extensions commenced at least five years after the well was originally spud may qualify for a royalty reduction. An “8,000 cubic meter” exemption is available for production from a well that has not produced for a 12 month period, if production is resumed after September 30, 1992 and prior to February 1, 1993, or for a 24 month period if production is resumed after January 31, 1993. Oil produced from pools discovered after September 30, 1992 is generally eligible for a 12 month royalty holiday, subject to a $1,000,000 cap. Royalty reductions apply to oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects.

          Subject to various incentives, the Alberta Crown reserves a royalty to itself of between 15% and 30% in the case of new gas and between 15% and 35% in the case of old gas, depending upon a prescribed or corporate average reference price. A royalty exemption applies to gas produced from qualifying exploratory gas wells spud or deepened after July 31, 1985 and before June 1, 1988 up to a prescribed maximum amount.

          The ARTC program provides a producer of oil or natural gas from certain properties with a credit against the royalties payable to the Crown. The ARTC program is based on a price-sensitive formula and is a function of the Royalty Tax Credit reference price (“RTCRP”). The Department of Energy sets the value for the RTCRP quarterly based on the oil and gas par prices for the previous quarter. The ARTC rate varies between 75% (when the RTCRP falls below $100 per cubic meter), and 25% (when the RTCRP exceeds $210 per cubic meter). The ARTC rate is currently applied to a maximum of $2,000,000 of Alberta Crown Royalties payable for each producer or associated group of producers. If a property is acquired from a corporation that has claimed the maximum entitlement to ARTC, production from that property will not be eligible for ARTC. The wells currently drilled on the properties comprising the PET Assets are not eligible for ARTC.

Environmental Regulation

          The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. Such legislation can affect the location and operation of wells and other facilities and the extent to which exploration and development is permitted. Such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in fines or clean-up orders. The Environmental Protection and Enhancement Act (Alberta) imposes strict environmental standards, stringent compliance, reporting and monitoring obligations and penalties. See “Risk Factors,” for a discussion of the Kyoto Protocol.

Critical Accounting Assumptions

          PET follows the successful efforts method of accounting. Under this method, PET will capitalize only those costs that result directly in the discovery of petroleum and natural gas reserves. Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, are charged to earnings as incurred. Leasehold acquisition costs, including costs of drilling and equipping successful wells, are capitalized. The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender. Gains or losses are recognized on the disposition of properties and equipment.

          The net amount at which petroleum and natural gas costs on a property or project are carried is subject to a cost-recovery test. Any impairment loss is the difference between the carrying value of the asset and its recoverable amount (undiscounted).

          Production from the PET Assets will deplete over time as outlined in the McDaniel Report. To the extent that production declines exceed those expected and to the extent that the PET Assets are not replaced by the acquisition of additional assets, our cash flow will decline in the future.

          Operating costs and unit operating costs are a factor of, among other things, the cost and availability of labor and other oil and gas services, power prices, the general level of activity in the oil and gas industry and the individual performance of the wells in the PET Assets. To the extent that the industry competition for labor and services rises, power prices increase or individual wells require a higher level of repairs and maintenance, operating costs could increase in the future.

B.      LIQUIDITY AND CAPITAL RESOURCES

PET Assets

          Our 2003 budget presently totals $9.0 million for the drilling, completion and tie-in of 17 wells as well as facility upgrades principally in the Legend area. A total of $8.7 million had been spent to March 31, 2003 as the entire drilling program had been completed by that date. PRL’s capital expenditures on the PET Assets totaled $11.1 million in 2002. The cost of drilling and completing a well in these areas is approximately $300,000 to $400,000.

          The McDaniel Report includes a total of $4.8 million in estimated future capital costs over the life of the reserves required for the drilling, completion, equipping and tie-in of up to 6 wells and the equipping, tie-in and recompletion of up to 22 wells included in the proved plus probable reserves of the PET Assets. We have no known additional material future capital requirements to recover the reserves recognized in the McDaniel Report. While there are no significant seasonal limitations on gas production from the PET Assets, the PET Assets are located in winter access areas and consequently, capital and operating expenditures tend to be higher in winter months.

          Mineral and surface rentals for the PET Assets are payable to the Province of Alberta and others for both producing and non-producing acreage. Such payments are estimated to total $1,665,274, $1,153,272, $1,087,007, $1,050,984 and $959,144 in 2003, 2004, 2005, 2006 and 2007, respectively.

Paramount Energy Trust

          Our only internal source of cash is currently the net operating income generated by our assets and distributions to Unitholders will be limited to available cash after costs of operation and capital expenditures related to the properties as well as any debt repayments. In addition to available bank financing and cash flow from the PET Assets, we may issue additional Trust Units in the future.

          On May 30, 2003, PET closed the issuance of 5,000,000 Trust Units on a bought deal basis to a syndicate of underwriters at $12.65 per Trust Unit for net proceeds of $60,087,500. Proceeds of the financing were used to repay a portion of PET’s indebtedness to its bankers.

          A syndicate of financial institutions have agreed to provide PET with a demand credit facility in the maximum amount of $115,000,000 which amount includes a $10,000,000 working capital component. Actual borrowings under the credit facility will be limited to a borrowing base as determined from time to time by our lenders. Under the credit facility PET will pay interest rates and commitment fees on undrawn amounts on terms negotiated and at rates agreed to between us and our lenders from time to time.

          We commenced distributions to Unitholders in the month of April 2003 with a distribution of cash flow from the PET Assets for the three months ended March 31, 2003 totalling $0.83 per Trust Unit. For the period from July 1, 2002 to December 31, 2002, cash flow from the PET Assets was used to fund production and administrative expenses, interest, capital expenditures and to accumulate working capital for our ongoing operations.

          Management believes that PET’s working capital is sufficient for its present requirements.

C.	RESEARCH AND DEVELOPMENT

PET does not engage in research and development activities.

D.	TREND INFORMATION

We perceive a number of trends that may materially affect our business, financial condition or results of operations, including:

•	Price Volatility. Our income and the value of the Trust Units will be affected by fluctuations in the price of natural gas. Natural gas pricing is largely a function of supply and demand and has been very volatile. For example, prices per GJ, based on the average monthly Alberta Reference Price, fluctuated between $2.50 and $8.29 in 2000, $2.40 and $11.21 in 2001, and $2.71 and $4.94 in 2002. The price of natural gas in the North American markets reached record highs in late 2000 and early 2001, partly because of the demand created by new gas-fired electrical generating facilities, and ultimately led to fuel switching in an effort by some consumers to minimize its effect. This switching, along with a number of other factors, including mild weather during late 2001, caused a material shift in demand for natural gas and resulted in large volumes of natural gas being stored. This led to a sharp decline in natural gas prices. A cooler winter, decreased gas in storage and limited production increases resulted in increased prices through the first four months of 2003 with monthly average prices per GJ fluctuating between $6.44 and $10.13.

•	Consolidation of Industry Participants. Our industry has been experiencing a large number of business combinations, involving companies of all sizes. This consolidation process has resulted in a number of asset rationalization programs pursuant to which assets have become available for acquisition. This same consolidation process has resulted in some of the industry participants with whom we will be competing for attractive large asset or share acquisitions having become larger and more competitive, which may increase the demand for acquisitions.

•	Investor Focus. Investors are becoming increasingly aware of the oil and natural gas royalty trust sector and the income trust sector (referred to in this paragraph as the “Trust Sector”). We believe that due to the nature of the assets held by royalty trusts, as well as their focus on development and exploitation rather than exploration, investor interest in the oil and natural gas sector has increased with the growing perception that royalty trusts, such as PET, offer a vehicle to invest in the oil and natural gas industry with less risk than more traditional oil and natural gas investments. Consequently, the Trust Sector has recently been able to access the capital markets more readily than traditional oil and gas companies. This access to capital has made the Trust Sector a competitor for oil and natural gas property and corporate acquisitions. The Trust Sector has an advantage over oil and gas companies in corporate taxation. A number of Canadian-based oil and gas companies are currently taxable, having depleted their accumulated tax pools, and therefore they generally assess the merits of potential acquisitions on an “after-tax” basis. Oil and gas royalty trusts and income trusts distribute income to their unitholders. Units of these royalty and income trusts are often held in tax sheltered vehicles such as registered retirement savings plan accounts, and distributions on the units held in such vehicles are thus generally sheltered from immediate taxation.

E.     OFF-BALANCE SHEET ARRANGEMENTS

          Not applicable.

F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

          Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     DIRECTORS AND SENIOR MANAGEMENT

          As a trust, PET has no officers, directors or employees. The Administrator is responsible for the day to day operations and management of PET. Unitholders will vote on the election of directors of the Administrator on an annual basis by instructing the Trustee to cast votes or withhold from voting on the slate of directors proposed by management of the Administrator. None of the constituting documents of the Administrator restrict the directors’ ability to vote compensation to themselves or any members of their body provided a regular quorum is present at a meeting of directors. The Administrator’s bylaws grant broad borrowing powers to the board of directors (the “Board”) which the Board may delegate to any one or more directors or officers of the Administrator. We do not have any mandatory retirement age for members of our Board and do not require them to own any Trust Units to be qualified to act as a director. The names, municipalities of residence, present positions with the Administrator and principal occupations during the past five years of the directors and officers of the Administrator are set out in the table below and in the text which follows thereafter:

Name and Municipality of		Offices held with
Residence	Age	the Administrator	Director Since	Principal Occupation

Clayton H. Riddell(4) Calgary, Alberta	65	Chairman of the Board, Chief Executive Officer and Director	June 28, 2002	Chairman of the Board of PRL and Chief Executive Officer of PRL
Susan L. Riddell Rose(3) Calgary, Alberta	38	President, Chief Operating Officer and Director	June 28, 2002	President and Chief Operating Officer of the Administrator
Cameron R. Sebastian Calgary, Alberta	40	Vice-President, Finance and Chief Financial Officer	—	Vice-President, Finance and Chief Financial Officer of the Administrator since June 28, 2002
Gary C. Jackson Calgary, Alberta	49	Vice-President, Land, Legal and Acquisitions	—	Vice-President, Land, Legal and Acquisitions of the Administrator since June 28, 2002
Myra Jones Calgary, Alberta	57	Corporate Secretary	—	Corporate Secretary of the Administrator since June 28, 2002

Name and Municipality of		Offices held with
Residence	Age	the Administrator	Director Since	Principal Occupation

Kevin J. Marjoram Calgary, Alberta	46	Vice-President, Operations	—	Vice-President, Operations of the Administrator since July 1, 2002
Donald J. Nelson(1)(3)(4)(7) Calgary, Alberta	55	Director	June 28, 2002	Private Businessman
John W. (Jack) Peltier(1)(2)(3)(7) Calgary, Alberta	64	Director	June 28, 2002	President of Ipperwash Resources Ltd., a private investment company
Karen A. Genoway(2)(4)(7) Calgary, Alberta	48	Director	June 28, 2002	Vice-President, Land, Onyx Energy Inc., a private oil and gas company
Howard R. Ward(1)(2)(7) Calgary, Alberta	58	Director	June 28, 2002	Partner with International Energy Counsel, a law firm

Notes:

(1)	Member of the Audit and Reserves Committee.

(2)	Member of the Corporate Governance Committee.

(3)	Member of the Environment and Safety Committee.

(4)	Member of the Compensation Committee.

(5)	The Administrator does not have an executive committee.

(6)	The terms of office of all directors of the Administrator will expire on the date of the next annual shareholders’ meeting of the Administrator.

(7)	Mr. Nelson, Mr. Peltier, Ms. Genoway and Mr. Ward are public or outside directors. Outside directors will receive directors’ fees of $10,000 per year plus $1,000 per meeting.

          The directors and officers of the Administrator, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 19,782,810 Trust Units representing 44.3% of the outstanding Trust Units.

          The following is a brief description of the background of each of the Administrator’s senior officers and directors:

Clayton H. Riddell, Chairman, Chief Executive Officer and Director

          Clayton H. Riddell graduated from the University of Manitoba with a Bachelor of Science, Honors Degree in Geology. Mr. Riddell has been the Chairman of the Board and Chief Executive Officer of PRL since 1978. Until June 20, 2002 he was also the President of PRL. Mr. Riddell is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Association of Petroleum Producers, the Canadian Society of Petroleum Geologists and the American Association of Petroleum Geologists. Mr. Riddell is or has been a director of the following publicly traded entities during the periods indicated: Newalta Corporation (July 1988 — present); and Berkley Petroleum Corp. (1993 — March 2001). Mr. Riddell is the father of Ms. Susan L. Riddell Rose.

Susan L. Riddell Rose, President, Chief Operating Officer and Director

          Susan L. Riddell Rose graduated from Queen’s University, Kingston, Ontario with a Bachelor of Science in Geological Engineering (1986). Ms. Riddell Rose has been the President and Chief Operating Officer of the Administrator since June 28, 2002. From 1990 until June of 2002 she was employed by PRL culminating in the position of Corporate Operating Officer. Prior thereto she was a geological engineer with Shell Canada Limited. She has been a director of PRL since 2000. She is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists and the American Association of Petroleum Geologists. Ms. Riddell Rose is the daughter of Mr. Clayton H. Riddell.

Cameron R. Sebastian, Vice-President, Finance and Chief Financial Officer

          Cameron R. Sebastian graduated in 1986 from the University of Calgary with a Bachelor of Commerce. Mr. Sebastian has been Vice-President, Finance and Chief Financial Officer of the Administrator since June 28, 2002. Prior thereto he was Vice-President, Finance of Summit Resources Limited from June 2000 to June 2002. Prior thereto he was Vice-President, Finance of Pursuit Resources Corp. (an oil and gas exploration and development company) from March 1997 to April 2000. Prior thereto he was controller of Summit Resources Limited from December 1994 to March 1997. Mr. Sebastian is a member of the Canadian and Alberta Institutes of Chartered Accountants, the Canadian Petroleum Tax Society and the Treasury Management Association of Canada.

Gary C. Jackson, Vice-President Land, Legal and Acquisitions

          Gary C. Jackson graduated in 1977 from the University of Calgary with a Bachelor of Arts in Economics and Commerce. Mr. Jackson has been the Vice-President, Land, Legal and Acquisitions of the Administrator since June 28, 2002. Prior thereto he was Vice-President, Land of Summit Resources Limited from May 2000 to June 28, 2002. Prior thereto, he was Manager of Acquisitions and Divestitures, Joint Venture – Midstream and Land Services at Petro-Canada Oil and Gas (an oil and gas exploration and development company) from October 1996 to May 2000. Mr. Jackson is a member of the Canadian Association of Petroleum Landmen and the Petroleum Acquisition and Disposition Association.

Myra Jones, Corporate Secretary

          Ms. Jones has been corporate secretary of the Administrator since June 28, 2002. From October of 1987 to June of 2002 she was corporate secretary for Summit Resources Limited (an oil and gas exploration and development company).

Kevin Marjoram, Vice-President of Operations

          Mr. Marjoram graduated from the University of Calgary with a Bachelor of Science Degree in Chemical Engineering in 1983. Mr. Marjoram has been the Vice-President of Operations of the Administrator since July 1, 2002. Prior thereto he was Area Engineering Manager, N.E. Alberta – West Side for PRL from July 2000 to June 2002. Prior thereto he held positions in an operations managerial capacity for Spire Energy Ltd. and Northrock Resources Ltd. (both public oil and gas companies). Mr. Marjoram is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

John W. (Jack) Peltier, Director

          Mr. Peltier graduated from the Royal Military College of Canada with a Bachelor of Science degree and Queen’s University at Kingston with an M.B.A. Mr. Peltier received his Chartered Financial Analyst designation in 1974 and is a member of the Association for Investment Management and Research. Since 1978 he has been President of Ipperwash Resources Ltd. and predecessor companies, a private company providing management and financial consulting services. From March 2001 he was a trustee and, most recently, Chairman of the Board of Trustees of Request Income Trust until its acquisition by Pulse Data Inc. in January 2002. From 1986 to June 2001 he was a member and, most recently, Chairman of the board of directors of Enermark Inc. and concurrently of the Board of Trustees of Enermark Income Fund. From May 2000 to June 2001 he was a member of the board of directors of Enerplus Resources Corporation, and concurrently a member of the Board of Trustees of Enerplus Resources Fund. The aforementioned entities merged to continue as Enerplus Resources Fund in June 2001. Mr. Peltier was Chief Financial Officer of Thunder Energy Ltd. from October 1995 to September 2000 where he has been a director from October 1995 to present. From July 1995 to October 1996 he was the Chief Financial Officer of Bow Valley Energy Ltd. where he was a director from 1996 to February 2002. In the past 5 years Mr. Peltier has held numerous directorships in public entities in addition to those described above as follows: Belfast Petroleum Ltd., director (1995 to July 1999); Courage Energy Inc., director (November 2000 to July 2001); Westbrook Energy Corporation, director (November 1997 to October 1999); Manhattan Resources Ltd. (acquirer of Westbrook Energy Corporation), director (October 2001 to January 2003); and Highridge Exploration Inc., director (June 1995 to July 1999). Mr. Peltier is a member of the Investment Committee of The Calgary Foundation. Mr. Peltier was a director and President of a publicly traded company, Granisko Resources Inc., from April 3, 1995 to August 11, 1995, having been appointed under a management services contract, which included indemnification provisions, as operational manager (with the approval of Granisko’s major creditor). He was appointed by a special investigative committee of Granisko’s board of directors established by Granisko’s major creditor after the occurrence of defaults under Granisko’s loan agreements. Before debt restructuring could be approved by shareholders, additional defaults occurred and the major creditor took steps to have a court of competent jurisdiction appoint a receiver/manager. Mr. Peltier resigned on August 11, 1995, the same date the receiver/manager was appointed. A cease trade order respecting the securities of Granisko was subsequently issued by the securities regulatory authorities.

Donald J. Nelson, Director

          Mr. Nelson holds a diploma in Computer Technology from the Southern Alberta Institute of Technology, Calgary, Alberta (1969) and graduated from Notre Dame

University, Nelson, British Columbia with a Bachelor of Science degree in Mathematics (1972). He is currently a private businessman. Mr. Nelson was with Summit Resources Limited from July 1996 until its acquisition by PRL in June of 2002, where he held the position of Vice-President Operations from July 1996 to September 1998 and President and Director from September 1998 to June of 2002. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and of the Society of Petroleum Engineers.

Karen A. Genoway, Director

          Karen Genoway is a professional landman (an individual who is responsible for the acquisition, administration and disposition of mineral or surface rights and who, on a voluntary basis, has achieved such designation from the Canadian Association of Petroleum Landmen through a combination of qualifying experience, academic achievement and the successful completion of an examination) with over 23 years experience in the oil and natural gas industry. Previously, she has held the position of Land Manager for Strand Oil & Gas Ltd., and more recently, held the position of Senior Vice-President within the Enerplus Group of Companies. She was with these firms for 8 and 13 years respectively. Currently, she is the Vice-President, Land for the private company Onyx Energy Inc. From February 2001 to January 2002, she was Vice-President of Request Management Inc., manager of Request Income Trust. She is also an active member of The Canadian Association of Petroleum Land Administration, The Petroleum Joint Venture Association, The Petroleum Acquisition and Divestment Association as well as The Canadian Association of Petroleum Landmen, an organization in which she previously acted as a director. Ms. Genoway is also currently a director of Kale Investments Inc., Onyx Energy Inc. and Onyx Oil & Gas Ltd., each of which is a private company.

Howard R. Ward, Director

          Mr. Ward holds a Bachelor of Arts Degree (1967) and a Bachelor of Law Degree (1969) from the University of New Brunswick. He has been a member of the Law Society of Alberta since 1975 and is a member of the Canadian Bar Association and the Calgary Bar Association. From 1978 to 2000 he was a partner of Burstall Ward, Barristers and Solicitors. From 2000 to June of 2002 he was counsel with Donahue & Partners LLP. From June 2002 to December of 2002 he was counsel with McCarthy Tetrault LLP. Effective December of 2002 he became a partner with International Energy Counsel, a law firm. He was an independent member of the Power Pool Council and Market Surveillance Administrator for the Power Pool of Alberta. He is or has been a director of the following publicly traded entities during the time frames indicated: Blue Sky Resources Ltd., director (July 1999 to July 2000); Cabre Exploration Ltd., director (June 1981 to December 2000); Jet Energy Corp., director (August 1995 to November 1999); Kacee Exploration Inc. (Questar Exploration), director (May 1993 to December 1997); Fibre-Klad Industries Ltd., director (November 1992 to May 1994); and Tuscany Resources Ltd., director (October 1997 to October 2001).

          Each of the senior officers listed above, other than Mr. Riddell, propose to devote their full time efforts to POT, PET and the Administrator. Mr. Riddell will remain the

Chairman of the Board and Chief Executive Officer of PRL. Mr. Riddell anticipates devoting approximately 50% of his business time on efforts pertaining to POT, PET and the Administrator.

B.     COMPENSATION

Directors Fees

          Mr. Nelson, Mr. Peltier, Ms. Genoway and Mr. Ward are public or outside directors. Outside directors will receive directors’ fees of $10,000 per year plus $1,000 per meeting.

Executive Compensation

          We have employment agreements with the following executive officers:

     Susan L. Riddell Rose, President and Chief Operating Officer

•	annual compensation (including allowances) – $232,250

•	Unit Incentive Rights – 200,000 Incentive Rights

•	reviewable annually

     Clayton H. Riddell, Chairman, Chief Executive Officer

•	annual compensation (including allowances) – $175,000

•	Unit Incentive Rights – 200,000 Incentive Rights

•	reviewable annually

     Cameron R. Sebastian, Vice-President, Finance and Chief Financial Officer

•	annual compensation (including allowances) – $190,750

•	Unit Incentive Rights – 80,000 Incentive Rights

•	retention bonus paid during 2003 – $50,000

•	reviewable annually

     Gary C. Jackson, Vice-President, Land, Legal and Acquisitions

•	annual compensation (including allowances) – $190,750

•	Unit Incentive Rights – 100,000 Incentive Rights

•	reviewable annually

•	termination payment, in the event of termination without cause, material reduction in salary, benefits or status of employee or POG selling more than 60% of its Trust Units, equal to the greater of one and one-half year’s salary and benefits or industry standard severance compensation

     Kevin Marjoram, Vice-President, Operations

•	annual compensation (including allowances) – $156,250

•	Unit Incentive Rights – 80,000 Incentive Rights

•	reviewable annually

          Neither the Administrator’s Chief Executive Officer nor the Administrator’s four most highly compensated executive officers during the financial period from PET’s inception on June 28, 2002 to December 31, 2002 received any compensation from PET during such period. In addition, no options, stock appreciation rights or incentive rights were granted during the period ended December 31, 2002.

C.     BOARD PRACTICES

          The terms of office of all directors of the Administrator will expire on the date of the next annual shareholders’ meeting of the Administrator.

          Corporate Governance Committee

          The Corporate Governance Committee is responsible for the governance of the Administrator’s Board of Directors including the responsibility to review the mandate of the Board’s committees, recommending changes to size and composition of the Board and its committees and generally implementing good corporate governance practices. It oversees the effectiveness of management and management’s interaction with and responsiveness to the Board and reviews succession planning and recommends approval of the full Board. This Committee also conducts an annual survey to ensure that directors’ compensation is consistent with industry standards. The Corporate Governance Committee currently consists of Karen A. Genoway, John W. Peltier and Howard R. Ward, all of whom are outside directors.

          Audit and Reserves Committee

          The Audit and Reserves Committee reviews and recommends to the Board the approval of the annual and interim financial statements and the engagement of the Trust’s external auditors. It communicates directly with the auditors and reviews programs and policies regarding the effectiveness of internal controls over the Trust’s accounting and financial reporting systems. It also reviews insurance coverage and directors’ and officers’ liability insurance.

          The Audit and Reserves Committee also reviews reserves estimates prepared by the Trust’s independent reserve engineers and in-house staff, estimated future net revenues, future development costs and timing, remaining tax pools and commodity prices and cost estimates used. The Audit and Reserves Committee currently consists of John W. Peltier, Donald J. Nelson and Howard R. Ward, all of whom are outside directors.

          Compensation Committee

          The Compensation Committee ensures that compensation policies are fair, equitable and competitive with the rest of the industry. It ensures that the incentive mechanism of remuneration is aligned with the interests of the Unitholders. It reviews existing management resources to ensure that they are adequate and that there is an efficient succession planning process in place. Once in each fiscal year, the Compensation Committee will review with the President the performance, development and succession of management of the Administrator. The Compensation Committee currently consists of Clayton H. Riddell, Donald J. Nelson and Karen A. Genoway.

          Environment and Safety Committee

          The Environment and Safety Committee reviews environmental and safety regulations, reviews and approves internal environment and safety policies and emergency response plans, reviews environmental, health and safety risks and ensures proper management of those risks. The Environment and Safety Committee currently consists of John W. Peltier, Donald J. Nelson and Susan L. Riddell Rose.

D.     EMPLOYEES

          The Administrator currently retains approximately 88 full and part-time employees for the purposes of operating POT’s oil and gas operations. Our employees also render services to the Administrator and PET. Our employees consist of approximately 55 field employees and approximately 33 office personnel, and we have approximately 22 independent contractors. Concurrent with retention of these employees in August of 2002, we entered into the Administrative Services Agreement with PRL under which PRL agreed to provide to POT certain administrative, financial, accounting, land management, engineering and other technical services for a transitional period scheduled to end on July 31, 2003 and the Administrator on POT’s behalf agreed to provide to PRL certain administrative, financial, accounting, land management, engineering and other technical services relating to our assets and the business and affairs of PRL for a transitional period that will end on July 31, 2003. The Administrator does not have any temporary, seasonal or unionized employees and its relationships with its employees are satisfactory

E.     SHARE OWNERSHIP

Trust Unit Ownership

          The following table sets forth information concerning beneficial ownership of Trust Units as of June 23, 2003 by the directors and senior management of the Administrator named in Item 6.B above.

          The information provided in the table is based on our records and information provided to us. The number of Trust Units beneficially owned by each person is determined under rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the Trust Units set forth in the following table.

Name of Beneficial	Trust Units		Percent of	Incentive
Owner	Beneficially Owned		Class	Rights(1)
Clayton H. Riddell	19,651,603	(2)	44.0	200,000
Susan L. Riddell Rose	111,403	(3)	*	200,000
Cameron R. Sebastian	—		*	80,000
Gary C. Jackson	—		*	100,000
Kevin Marjoram	—		*	80,000
Myra Jones	13,276	(5)	*	—
John W. Peltier	8,245	(4)	*	15,000
Donald J. Nelson	5,000		*	15,000
Karen A. Genoway	5,232		*	15,000
Howard R. Ward	1,316		*	15,000

*     Represents holdings of less than 1%.

(1)  No incentive rights are presently exercisable or are exercisable within 60 days after the date of this report.

(2)  Includes 19,149,947 Trust Units held by Paramount Oil & Gas Ltd. and its subsidiaries Treherne Resources Ltd. and 409790 Alberta Ltd. as to which Trust Units Mr. Riddell has the power to direct the vote and disposition. Also includes 315,872 Trust Units owned by Mr. Riddell’s spouse.

(3)  Includes 22,282 Trust Units owned by Ms. Riddell Rose’s spouse.

(4)  Includes 4,718 Trust Units owned by Mr. Peltier’s spouse.

(5)  Includes 13,276 Trust Units owned by Ms. Jones’ spouse.

          As at June 23, 2003, the directors and senior officers of the Administrator, as a group, beneficially owned, directly and indirectly, or exercised control or direction over, 19,782,810 Trust Units (44.3% of the issued and outstanding Trust Units). None of these individuals has control or direction over greater than 5% of the Trust Units with the exception of Mr. Riddell.

Unit Incentive Plan

          Subject to regulatory approval, PET has adopted a unit incentive plan (the “Unit Incentive Plan”) which permits the Administrator’s board of directors to grant non-transferable rights to purchase Trust Units (“Incentive Rights”) to our employees, officers, directors and other service providers. The purpose of the Unit Incentive Plan is to provide an effective long term incentive to eligible participants and to reward them on the basis of our long term performance and distributions.

          The Administrator’s board of directors will administer the Unit Incentive Plan and determine participants in the Unit Incentive Plan, numbers of Incentive Rights we grant and the terms of vesting of Incentive Rights. The grant price of the Incentive Rights (the “Grant Price”) shall be equal to the per Trust Unit closing price on the trading date immediately preceding the date of grant, unless otherwise permitted. The holder of the Incentive Rights may elect to reduce the strike price of the Incentive Rights (the “Strike Price”). Upon such election the Administrator would reduce the Strike Price by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays Unitholders after the date of grant which represent a return of more than 2.5% per quarter on PET’s consolidated net fixed assets on its balance sheet at each calendar quarter end. We will adjust on a quarterly basis and in no case may the Strike Price be less than $0.001 per Trust Unit. For example if PET distributes a return of 3% in a quarter on PET’s consolidated net fixed assets at that quarter end, the Strike Price may be reduced by 0.5% (3% minus 2.5%) of PET’s per Trust Unit value determined at that quarter end by dividing PET’s consolidated net fixed assets by the number of Trust Units then outstanding.

          Incentive Rights are exercisable for a maximum of 10 years from the date of the grant thereof and are subject to early termination upon the holder ceasing to be an eligible participant, or upon the death of the holder. In the case of early termination, a holder is entitled, from the date the holder ceased to be an eligible participant to the earlier of 60 days and the end of the exercise period, to exercise vested Incentive Rights. The holder may exercise such Incentive Rights at the Strike Price in effect at the time the holder ceased to be an eligible participant. In the case of death, the estate of the holder is entitled, from the date of death to the earlier of 6 months and the end of the exercise period, to exercise vested Incentive Rights at the Strike Price in effect at the date of death. Incentive Rights not vested at the date of termination of the holder or at date of the holder’s death are immediately null and void.

          Subject to applicable regulatory approval, we have reserved 3,963,906 Trust Units for issuance under the Unit Incentive Plan, or such lesser number of Trust Units equal to 10% of the number of Trust Units outstanding following the closing of the Rights Offering. We may only increase the number of Trust Units reserved for issuance under the Unit Incentive Plan with the Unitholders’ approval and any necessary regulatory approval. The Unit Incentive Plan contains provisions for adjustments to the number of Trust Units issuable thereunder and the Strike Price therefor in the event of a subdivision, consolidation, reclassification or change to the Trust Units. The Unit Incentive Plan further provides for accelerated vesting of Incentive Units if there is a change of control of PET, POT or the Administrator.

          All 1,003,000 Unit Incentive Rights granted to date have a grant price and strike price of $5.05 per Trust Unit and expire on January 28, 2008.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     MAJOR SHAREHOLDERS

          To the knowledge of the directors and officers of the Administrator, the only persons or entities who will beneficially own, directly or indirectly, or exercise control or direction over, Trust Units carrying more than 5% of the voting rights attached to such Trust Units as at June 23, 2003 are as follows:

	Trust Units	Percent of
Name of Beneficial Owner	Beneficially Owned	Class
Clayton H. Riddell,(1)	19,651,603	44.0
Calgary, Alberta, Canada

Note:

(1)  Includes 19,149,947 Trust Units held by Paramount Oil & Gas Ltd. and its subsidiaries Treherne Resources Ltd. and 409790 Alberta Ltd. as to which Trust Units Mr. Riddell has the power to direct the vote and disposition. Also includes 315,872 Trust Units owned by Mr. Riddell’s spouse. All Trust Units beneficially owned by Mr. Riddell were acquired within the three years preceding the date of this report.

The Trust Units beneficially owned by Mr. Riddell do not have voting rights different from those held by any other Unitholder.

          As at June 18, 2003, based upon the list maintained by PET’s transfer agent, 2,750,547 Trust Units (approximately 6.2% of the issued and outstanding Trust Units) are held of record by 68 persons with addresses in the United States.

          Paramount Oil & Gas Ltd., an Alberta corporation controlled by Clayton H. Riddell, controls PET within the meaning of U.S. securities laws by virtue of its ownership of Trust Units.

B.     RELATED PARTY TRANSACTIONS

          Effective July 1, 2002, PET entered into a series of agreements with its then parent Paramount Resources Limited, to acquire certain natural gas properties in northeast Alberta. The purchase price for the initial assets acquired was $81 million funded by way of issue of units and promissory notes. The purchase price for the remaining additional assets was $220 million funded by way of cash received from the issue of Trust Units pursuant to a Rights offering and bank debt.

          On July 1, 2002, PET entered into an agreement with a related party, Summit Resources Limited, to acquire all of the furniture, fixtures and information technology infrastructure located in the Trust’s current office premises. The purchase price for these assets was $2,073,000 and was paid for by way of issue of a promissory note.

          Reference is made to Item 4.A for a description of our purchase from PRL of the

Ells natural gas property.

C.     INTERESTS OF EXPERTS AND COUNSEL

          Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

          See the financial statements included as Exhibits 12.3, 12.4 and 12.5.

Legal Proceedings

          PET is not a party to any material legal or arbitration proceedings. Reference is made to the discussion relating to recent announcements by the Alberta Energy and Utilities Board appearing under the caption “Significant Changes” in Item 8.B of this report.

Distributions

          PET distributes to its Unitholders all of its income less expenses, permitted deductions and payments required to be made to third parties.

B.     SIGNIFICANT CHANGES

          In February of 1999, the AEUB issued Interim Directive 99-1 (“ID 99-1”) which outlined new AEUB requirements regarding gas/bitumen production in defined oil sands areas of Northeast Alberta. ID 99-1 contained provisions regarding the grandfathering of gas production from wells completed in oil sands strata prior to July 1, 1998 and for the application, notification and drilling and production of wells in such areas subsequent to July 1, 1998.

          In April of 2001, the AEUB, as part of its Decision 2000-22, issued an order shutting-in 146 natural gas wells in the Surmont area of Northeast Alberta on the basis that natural gas production would likely have a detrimental effect on recovery of the underlying bitumen. PRL owns working interests in 77 of the shut-in wells. The application that resulted in the order was made by another resource company which successfully argued that it would not be in the public interest to put the recovery of bitumen at risk by allowing continued natural gas production. As a result of an agreement subsequently reached among the relevant parties and the Province of Alberta, compensation was paid to the owners of the shut-in wells, including PRL, which received approximately $46 million. None of such shut-in wells are included in the PET Assets.

          During the period November 2001 to June 2002, the AEUB held a hearing (the “Chard/Leismer Hearing”) to consider 27 applications incorporating 146 wells from various parties, some respecting the shut-in of gas wells on the basis that natural gas production could have a detrimental effect on recovery of the underlying bitumen, and others for the approval to produce gas from wells in the Chard area and Leismer Field. Specifically relating to PET, the hearing included one application by a bitumen lease holder for shutting-in 40 existing natural gas wells in the Chard area of Northeastern Alberta and three applications by PRL on behalf of PET for approval to commence production of natural gas from four wells in the Leismer area of Alberta. The AEUB had previously granted an interim order shutting-in 10 of the 40 wells in the Chard area. None of the 10 shut-in wells are included in the PET Assets; however, 18 of the remaining 30 wells and the four wells for which PRL made application are included in the PET Assets. At issue in the Chard/Leismer Hearing was the effect, if any, of natural gas production on future production of the underlying bitumen. Other issues at the hearing included the appropriate criteria to be used by the AEUB in determining whether to approve future applications to produce natural gas and in determining whether to approve future applications to shut-in existing natural gas wells in Northeast Alberta. The PET Assets are all located in Northeast Alberta.

          On March 18, 2003 the AEUB issued Decision 2003-23 in regard to the Chard-Leismer Hearing. The AEUB reaffirmed many of its previous findings as set out in Interim Directive 99-1 and its decision 2000-22 on the gas over bitumen dispute in the Surmont area. With respect to PET’s assets, three of four application wells were granted the right to commence production from specific perforated intervals and two of 18 PET-interest wells being considered for shut-in were ordered shut-in at specific perforated intervals effective May 1, 2003. The estimated production loss of 110 mcf/d from the gas wells affected by the shut-in order was more than offset by the potential gain in production of 250 to 500 mcf/d from the three newly-approved wells, for a net gain in production.

          On April 15, 2003, PRL and PET jointly filed an application with the Court of Appeal of Alberta seeking leave to appeal the AEUB decision. The Court has not yet heard arguments or made a decision on the application. We expect that the operator and co-owner of the two affected PET interest wells will seek compensation for any damages caused by the decision.

          In addition, the AEUB indicated in Decision 2003-23 that it intended to pursue development and implementation of a process to address production from grandfathered (wells producing prior to July 1, 1998) and previously approved gas wells in the vicinity of the Chard and Leismer areas. PET has a working interest in 56 of the 117 grandfathered wells and 14 of the 22 previously approved wells identified in the decision.

          On April 3, 2003, the AEUB issued General Bulletin 2003-12, which sought comment on the advisability of continuing gas production from existing wells producing from the Wabiskaw and McMurray formations in the AEUB-defined Athabasca Oil Sands Area of Northeast Alberta that are currently grandfathered for production on the basis that they may have an adverse effect on future bitumen recovery. PET filed a submission in this regard on May 12, 2003.

          On June 3, 2003 the AEUB released General Bulletin 2003-16 (“GB 2003-16”), announcing a proposed change in policy respecting gas production from the Wabiskaw and McMurray Formations in the AEUB-defined Athabasca Oil Sands Area. GB 2003-

16 provides a description of the policy it proposes to implement, outlines a deadline for written submissions of June 26, 2003 with respect to the proposed policy and provides notification of a two day consultation meeting with interested parties beginning July 3, 2003, at which time the Trust will be afforded 45 minutes to speak to its own submissions and those of other interested parties. PET intends to make submissions as outlined in GB 2003-16. Following these additional consultation steps and consideration of any evidence put forward, the AEUB will issue its new policy.

          The proposed policy contemplates the shut-in of all Wabiskaw-McMurray gas production, without benefit of public hearing, within a 5.5 million acre area in Northeastern Alberta, the Reduced Application Area (“RAA”). The Trust is at risk of having up to a net 44 MMcf/d of natural gas production affected, representing up to approximately 50 percent of its current production, following a proposed shut-in on August 1, 2003.

          According to the proposed policy, after the shut-in has been implemented the AEUB intends to complete a detailed review of shut-in gas production to determine what, if any, gas should be allowed to re-commence production. GB 2003-16 also announced the immediate implementation of a reduced Wabiskaw and McMurray gas production application area. The effect of this change is that any outstanding gas production applications outside the RAA will be closed and returned to the applicant. This allowed for the commencement of an additional four mmcf/d of production net to PET in the Ells and Legend East fields in June 2003. In addition, new applications for gas production will only be required within the RAA or where wells encounter Wabiskaw-McMurray gas pools which overlap the RAA.

          At this time the ultimate policy resulting from GB 2003-16 is uncertain. We cannot accurately estimate the amount of production which may be shut-in, if any, and for what duration. We also cannot ensure that PET will be able to negotiate adequate compensation for having to shut-in any such production. This could have a material adverse effect on the amount of income available for distribution to our Unitholders.

ITEM 9. THE OFFER AND LISTING

A.     OFFER AND LISTING DETAILS

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	Price Range and Trading Volume of the Trust Units

          There is no trading market for the Trust Units in the United States. The outstanding Trust Units are traded on the TSX under the trading symbol “PMT.UN.” The following table sets forth the price range (expressed in Canadian dollars) and trading volume of the Trust Units as reported by the TSX for the periods indicated.

Period	High		Low	Volume

	(Canadian $)
2003
February 7 to 28(1)	32.51	(2)	11.75	2,408,997
March	15.45		12.70	4,291,899
April	13.40		12.60	3,074,616
May	14.46		12.69	4,682,153
June (through June 25)	13.99		8.46	8,449,900

Notes:

(1)	The Trust Units commenced trading on the TSX on February 7, 2003.

(2)	For the period from February 7 through February 11, 2003, the Trust Units were trading with three Rights attached. Adjusting for the $5.05 exercise price of the Rights, the high price for this period was $13.00

5.	Not applicable.

6.	Not applicable.

7.	Not applicable.

B.     PLAN OF DISTRIBUTION

          Not applicable.

C.     MARKETS

          The issued and outstanding Trust Units are listed on the Toronto Stock Exchange under the symbol PMT.UN.

D.     SELLING SHAREHOLDERS

          Not applicable.

E.     DILUTION

          Not applicable.

F.     EXPENSE OF THE ISSUE

          Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.     SHARE CAPITAL - TREASURY SHARES

          Not applicable.

B.     MEMORANDUM AND ARTICLES OF ASSOCIATION

          The constitutive documents of PET are summarized under the captions “The PET Trust Indenture” and “Description of the Trust Units and Special Voting Rights” in the Rule 424(b)(3) Prospectus dated February 3, 2003 constituting a part of the Registration Statement on Form F-1 of PET (Registration No. 333-98233) filed as Exhibit 12.2 to this report, which summary is incorporated herein by reference.

C.     MATERIAL CONTRACTS

The following are the material contracts to which the registrant or one of its subsidiaries is currently a party or which were entered into by any such entity within the two years preceding the date of this report:

1.	First Amended and Restated Trust Indenture for Paramount Energy Trust dated effective August 1, 2002 among BMO Nesbitt Burns Inc., Computershare Trust Company of Canada and the Administrator (the summary of which appearing under the caption “the PET Trust Indenture” in the Rule 424(b)(3) Prospectus dated February 3, 2003 constituting a part of the Registration Statement on Form F-1 of PET (Registration No. 333-98233) filed as Exhibit 12.2 to this report is hereby incorporated herein by reference);

2.	First Amended and Restated Trust Indenture for Paramount Operating Trust dated effective August 1, 2002 between CIBC World Markets Inc. and the Administrator (the summary of which appearing under the caption “The POT Trust Indenture” in the Rule 424(b)(3) Prospectus dated February 3, 2003 constituting a part of the Registration Statement on Form F-1 of PET (Registration No. 333-98233) filed as Exhibit 12.2 to this report is hereby incorporated herein by reference);

3.	Royalty Agreement dated effective July 1, 2002 between Computershare Trust Company of Canada, as trustee of PET, and the Administrator, as trustee of POT (the summary of which appearing under the caption “The POT Royalty Agreement” in the Rule 424(b)(3) Prospectus dated February 3, 2003 constituting a part of the Registration Statement on Form F-1 of PET (Registration No. 333-98233) filed as Exhibit 12.2 to this report is hereby incorporated herein by reference);

4.	Dealer Manager Agreement dated August 8, 2002, as amended on December 13, 2002, among PET, POT, the Administrator, PRL, and BMO Nesbitt Burns Inc., CIBC World Markets Inc. and FirstEnergy Capital Corp. (the summary of which appearing in the second paragraph under the caption “Plan of Distribution” in the Rule 424(b)(3) Prospectus dated February 3, 2003 constituting a part of the Registration Statement on Form F-1 of PET (Registration No. 333-98233) filed as Exhibit 12.2 to this report is hereby incorporated herein by reference);

5.	Initial Assets Purchase Agreement dated effective July 1,2002 between PRL and POT (the summary of which appearing in paragraph (a) under the caption “Formation of Trust Structure and Structuring Transactions — Trust Structuring” in the Rule 424(b)(3) Prospectus dated February 3, 2003 constituting a part of the Registration Statement on Form F-1 of PET (Registration No. 333-98233) filed as Exhibit 12.2 to this report is hereby incorporated herein by reference);

6.	Take-up Agreement dated effective July 1,2002 between PRL and POT (the summary of which appearing in paragraph (b) under the caption “Formation of Trust Structure and Structuring Transactions — Trust Structuring” in the Rule 424(b)(3) Prospectus dated February 3, 2003 constituting a part of the Registration Statement on Form F-1 of PET (Registration No. 333-98233) filed as Exhibit 12.2 to this report is hereby incorporated herein by reference);

7.	Funding Agreement dated effective July 1, 2002 among PET, POT and PRL (the summary of which appearing in paragraph (c) under the caption “Formation of Trust Structure and Structuring Transactions — Trust Structuring” in the Rule 424(b)(3) Prospectus dated February 3, 2003 constituting a part of the Registration Statement on Form F-1 of PET (Registration No. 333-98233) filed as Exhibit 12.2 to this report is hereby incorporated herein by reference);

8.	Guarantee dated February 3, 2003 issued by POT to PRL (the summary of which appearing in the last paragraph under the caption “Bank Financing and Guarantees” in the Rule 424(b)(3) Prospectus dated February 3, 2003 constituting a part of the Registration Statement on Form F-1 of PET (Registration No. 333-98233) filed as Exhibit 12.2 to this report is hereby incorporated herein by reference);

9.	Guarantee dated February 3, 2003 issued by PET and POT to certain banks (the summary of which appearing in the last paragraph under the caption “Bank Financing and Guarantees” in the Rule 424(b)(3) Prospectus dated February 3, 2003 constituting a part of the Registration Statement on Form F-1 of PET (Registration No. 333-98233) filed as Exhibit 12.2 to this report is hereby incorporated herein by reference);

10.	Commitment Letter dated effective August 15, 2002, as amended on September 30, 2002, November 29, 2002 and as of January 29, 2003, from Bank of Montreal, Canadian Imperial Bank of Commerce and Bank of Nova Scotia to Computershare Trust Company of Canada, as trustee of PET, and the Administrator, as trustee of POT (the summary of which appearing in the first and second paragraphs under the caption “Bank Financing and Guarantees” in the Rule 424(b)(3) Prospectus dated February 3, 2003 constituting a part of the Registration Statement on Form F-1 of PET (Registration No. 333-98233) filed as Exhibit 12.2 to this report is hereby incorporated herein by reference);

11.	Administrative Services Agreement dated effective August 1, 2002 between the Administrator, as trustee of POT, and PRL (the summary of which appearing under the caption “The Administrator — Employees” in the Rule 424(b)(3) Prospectus dated February 3, 2003 constituting a part of the Registration Statement on Form F-1 of PET (Registration No. 333-98233) filed as Exhibit 12.2 to this report is hereby incorporated herein by reference).

12.	Asset Sale Agreement dated March 19, 2003 (under which POT acquired from PRL a 100% working interest in the Ells natural gas property in Northeast Alberta for approximately $19.9 million).

D.     EXCHANGE CONTROLS

          Canada has a free market for foreign exchange, and the Canadian and U.S. governments allow the Canadian Dollar to float freely against the U.S. Dollar. There can be no assurance that these governments will maintain their current foreign exchange policies. See Item 3.D, “Risk Factors,” and the exchange rate table at the beginning of this report.

E.     TAXATION

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

          This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any particular holder. Counsel recommends that holders consult their own tax advisors regarding the income tax considerations applicable to them in their particular circumstances.

Non-Residents of Canada

          The following portion of this summary generally is applicable to a Unitholder who at all relevant times, for the purposes of the Tax Act, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Trust Units in connection with carrying on a business in Canada. Special rules, which are not discussed herein, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Distributions by PET

               A distribution of income of PET to a Unitholder not resident in Canada will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an income tax convention between Canada and the Unitholder’s jurisdiction of residence. For example, Unitholders who are residents of the United States for the purposes of the Canada — U.S. Income Tax Convention (the “Convention”) will be entitled to have the rate of withholding reduced to 15% of the amount of any income distribution. Certain corporations resident in the United States but not subject to taxation therein may not be considered by the CCRA to be residents of the United States for the purposes of the Convention.

Disposition of Trust Units

          A non-resident Unitholder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Trust Units (whether on redemption, by virtue of capital distributions in excess of the Unitholder’s adjusted cost base or otherwise) unless the property disposed of constitutes “taxable Canadian property” of the non-resident Unitholder and the non-resident Unitholder is not entitled to relief under an applicable income tax convention. Trust Units of a Unitholder generally will not be considered to be “taxable Canadian property” unless: (a) the Unitholder holds or uses, or is deemed to hold or use the Units in the course of carrying on business in Canada; (b) the Trust Units are “designated insurance property” of the holder for purposes of the Tax Act; (c) at any time during the 60 month period immediately preceding the disposition of Trust Units by such Unitholder, not less than 25% of the issued Trust Units were owned by the Unitholder, by persons with whom the Unitholder did not deal at arm’s length or by any combination thereof; or (d) at the time of disposition, PET is not a mutual fund trust as defined in the Tax Act.

          For the purposes of computing Canadian federal income tax, holders who are not resident in Canada generally will compute the adjusted cost base of their Trust Units under the same rules as apply to residents of Canada as described above.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

          The following is a summary of certain material U.S. federal income tax consequences that generally will apply to the ownership and disposition of Trust Units by a U.S. Holder. This description is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, and the U.S.-Canada Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. The tax treatment of a U.S. Holder may vary depending upon his or her particular situation. Certain owners (including persons who acquired Trust Units pursuant to an exercise of right under the Unit Incentive Plan or otherwise as compensation for the performance of services, banks, insurance companies, tax-exempt organizations, financial institutions, persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax and broker-dealers) may be subject to special rules not discussed below. The following summary is limited to U.S. Holders who hold Trust Units as “capital assets” within the meaning of the Code at all relevant times. The discussion below does not address the effect of U.S. federal estate and gift tax or any state, local or foreign tax law on an owner of Trust Units.

          Investors are urged to consult with their own tax advisors as to the particular tax consequences to them of holding Trust Units, including the applicability and effect of any state, local or foreign laws, and the effect of possible changes in applicable tax laws.

          For purposes of this summary, a U.S. Holder is a beneficial owner that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

•	a partnership or corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if: (1) such trust validly elects to be treated as a United States person, or (2) (a) a court within the United States is able to exercise primary supervision over administration of the trust, and (b) one or more United States persons have the authority to control all substantial decisions of the trust.

Tax Consequences of Holding Trust Units

Classification of PET

          PET has elected to be treated as an association taxable as a corporation for U.S. federal tax purposes. As a corporation for U.S. federal tax purposes, PET will be subject to U.S. corporate tax on its net income attributable to earnings that are effectively connected with a U.S. trade or business. If PET is subject to U.S. corporate tax, it will be required to file a U.S. federal corporate income tax return. It is not anticipated, however, that PET will be engaged in a U.S. trade or business.

Taxation of Cash Distributions from PET

          Subject to the passive foreign investment company rules discussed below, a U.S. Holder of Trust Units will be required to include in gross income as ordinary income the gross amount of any distribution, including any Canadian taxes withheld from the amount paid, to the extent the distribution is paid out of PET’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes (see “-New Tax Law Applicable to Dividends and Long-Term Capital Gain,” below). Such dividends will not be eligible for the dividends-received deduction otherwise allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

          To the extent that the amount of any distribution exceeds PET’s current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. Holder’s tax basis in his or her Trust Units, to the extent thereof, and then as capital gain.

          Amounts considered to be dividends which are paid in Canadian dollars will be included in the U.S. Holder’s gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives a dividend paid in Canadian dollars and converts Canadian dollars into U.S. dollars at an exchange rate other than the rate in effect on the date of receipt of the dividend may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. We recommend that U.S. Holders consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

          Any Canadian withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability, subject to certain complex limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income (see “-New Tax Law Applicable to Dividends and Long-Term Capital Gain,” below). Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. A U.S. Holder will be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on the Trust Units to the extent such U.S. Holder has not held the Trust Units for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the Trust Units are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and investors should consult with their personal tax advisors to determine whether and to what extent they would be entitled to this credit.

Sale or Redemption of Trust Units

          Any sale or redemption (except as described below) of Trust Units generally will result in the recognition of gain or loss by a U.S. Holder for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or redemption and the U.S. Holder’s adjusted tax basis in the Trust Units. Subject to the passive foreign investment company rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the Trust Units were held for more than one year at the time of the sale or redemption. For purposes of the foreign tax credit, any gain that is recognized on the sale or redemption of the Trust Units generally will be U.S. source income, and any losses recognized generally will be applied to reduce U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

          In the case of a cash basis U.S. Holder who receives Canadian dollars in connection with the sale or redemption of Trust Units, the amount realized will be based on the U.S. dollar value of the Canadian dollars received with respect to the Trust Units as determined on the settlement date, in the case of a sale, or on the date on which the redemption price is paid by PET, in the case of a redemption. A U.S. Holder who receives payment in Canadian dollars and converts Canadian dollars into United States dollars at a conversion rate other than the rate in effect on the settlement date, or the date on which the redemption price is paid by PET, as the case may be, may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

          An accrual basis U.S. Holder who receives Canadian dollars in connection with the sale or redemption of Trust Units may elect the same treatment required of cash basis taxpayers with respect to a sale or redemption of Trust Units, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences in the U.S. dollar value of the currency received on the trade date and the settlement date, or on the date on which notice of redemption is given to PET and the date on which the redemption price is paid by PET, in the case of a redemption. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such Trust Units.

          In certain circumstances, amounts received upon redemption of Trust Units may be treated as a dividend, rather than as a payment in exchange for the Trust Units which results in recognition of capital gain or loss, as described above. In these circumstances, the redemption payment would be treated as ordinary dividend income to the extent that such payment is made out of PET’s current or accumulated earnings and profits, as calculated for United States federal income tax purposes. The determination of whether a redemption will be treated as a dividend rather than as payment in exchange for the Trust Units will depend upon whether and to what extent the redemption reduces the U.S. Holder’s percentage stock ownership interest in PET. A redemption will be treated as an exchange of stock that produces a capital gain or loss if the redemption either (1) completely terminates the U.S. Holder’s interest in PET under section 302(b)(3) of the Code, (2) is “substantially disproportionate” with respect to the U.S. Holder under section 302(b)(2) of the Code, or (3) is “not essentially equivalent to a dividend” under section 302(b)(1) of the Code.

          A redemption will completely terminate a U.S. Holder’s interest in PET if, as a result of the redemption, such holder no longer owns any Trust Units, directly or constructively after application of the attribution rules of sections 302(c) and 318 of the Code. A redemption generally will be “substantially disproportionate” with respect to a U.S. Holder if (1) the ratio of the Trust Units owned by such holder (including Trust Units attributed to the holder under sections 302(c) and 318 of the Code) immediately after the redemption to all the Trust Units of PET is less than 80% of the same ratio for the Trust Units owned by the holder immediately before the redemption, and (2) the holder owns less than 50% of the combined voting power of the Trust Units immediately after the redemption. Whether a redemption is “not essentially equivalent to a dividend” with respect to a U.S. Holder will depend upon the holder’s particular circumstances. The Internal Revenue Service has ruled that a redemption of a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is “not essentially equivalent to a dividend” if such shareholder has any reduction in his percentage stock ownership. In determining whether any of the foregoing tests have been satisfied, the U.S. Holder is deemed, under the constructive ownership rules of sections 302(c) and 318 of the Code, to own any Trust Units owned by certain related persons and entities and any Trust Units which the holder or certain related persons and entities have an option to acquire. However, because of the complexities in applying the foregoing rules, we recommend that a U.S. Holder consult with his or her own tax advisor to determine whether in the holder’s own particular case a redemption of Trust Units will be treated as a dividend or as a payment in exchange for the Trust Units.

New Tax Law Applicable to Dividends and Long-Term Capital Gain

          Under recently enacted tax legislation, dividends received by individual U.S. Holders from certain foreign corporations, and long-term capital gain realized by individual U.S. Holders, generally are subject to a reduced maximum tax rate of 15 percent through December 31, 2008. Dividends received with respect to Trust Units should qualify for the 15 percent rate. The reduced rate on capital gains applies to sales and exchanges on or after May 6, 2003 and the reduced rates on dividend income to dividends received after December 31, 2002. The rate reduction does not apply to dividends received in respect of certain short-term or hedged positions in the common stock or in certain other situations. The legislation contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the rate reduction. U.S. Holders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Passive Foreign Investment Company

          For U.S. federal income tax purposes, PET will be considered a passive foreign investment company (“PFIC”) for any taxable year in which either (1) 75% or more of its gross income is passive income, or (ii) at least 50% of the average value of all of its assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. Based on PET’s current and projected income, assets and activities, and disregarding the separate existence of POT, PET’s management believes PET would not presently be treated as a PFIC. PET’s status in future years will depend on its assets and activities (and those of POT) in those years. PET’s management has no reason to believe that its assets or activities (and those of POT) will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that PET will not be considered a PFIC for any taxable year.

          If PET is a PFIC for any taxable year, then, unless a U.S. Holder is eligible to elect and does elect to treat his or her investment in the Trust Units as an investment in a “qualified electing fund” (a “QEF election”) or to “mark-to-market” his or her Trust Units, as described below,

•	such U.S. Holder would be required to allocate income recognized upon receiving certain dividends, or gain recognized upon the sale or redemption of Trust Units,

ratably over the holder’s entire holding period for such Trust Units,

•	the amount allocated to each year during which PET is considered a PFIC other than the year of the dividend payment, or sale or redemption, would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year, and

•	gain recognized upon the sale or redemption of Trust Units would be taxable as ordinary income.

          If a U.S. Holder makes a timely QEF election in respect of its Trust Units, such U.S. Holder would not be subject to the rules described above. Instead, such U.S. Holder would be required to include in his or her income for each taxable year his or her pro rata share of PET’s ordinary earnings as ordinary income and his or her pro rata share of PET’s net capital gain as long-term capital gain, whether or not such amounts are actually distributed. However, U.S. Holders would not be eligible to make a QEF election unless PET complied with certain applicable information reporting requirements, and PET has not determined whether it would comply with the accounting, record keeping and reporting requirements necessary for U.S. Holders to make QEF elections should it become a PFIC.

          Alternatively, assuming the Trust Units qualify as “marketable stock” within the meaning of section 1296(e) of the Code, if a U.S. Holder elects to “mark-to-market” his or her Trust Units, such U.S. Holder generally would include in income any excess of the fair market value of his or her Trust Units as of the close of each tax year over his or her adjusted basis in the Trust Units. If the fair market value of the Trust Units had depreciated below the U.S. Holder’s adjusted basis as of the close of the tax year, the U.S. Holder generally could deduct the excess of the adjusted basis of the Trust Units over its fair market value at that time. However, such deductions generally would be limited to the “mark-to-market” gains, if any, that the U.S. Holder included in income with respect to such Trust Units in prior years. Income recognized and deductions allowed under the “mark-to-market” provisions, as well as any gain or loss on the disposition of Trust Units with respect to which the “mark-to-market” election is made, would be treated as ordinary income or loss.

          If PET is a PFIC for any taxable year, U.S. Holders would be required to file an annual return on IRS Form 8621.

U.S. Taxation of U.S. Tax-Exempt Unitholders

          In the case of Trust Units held by any U.S. tax-exempt organization (“U.S. TEO Unitholder”), including an employee benefit plan which is exempt from U.S. federal income tax under Sections 401(a) and 501(a) of the Code, the U.S. TEO Unitholder generally would not be subject to U.S. federal income tax on income realized from its holding of Trust Units, except to the extent such U.S. TEO Unitholder’s Trust Units constitute “debt-financed property” within the meaning of section 514(b) of the Code. A

U.S. TEO Unitholder whose Trust Units constitute debt-financed property will to that extent be subject to U.S. federal income taxation under rules summarized above. We recommend each U.S. TEO Unitholder consider with its tax advisor the possible application of these rules.

U.S. Information Reporting and Backup Withholding Tax

          United States backup withholding tax and information reporting requirements generally would apply to certain distributions on, and to payments of proceeds from the sale or redemption of, Trust Units made within the United States to a holder of Trust Units, other than distributions or payments to an exempt recipient, including a corporation, a payee that is not a United States person that provides an appropriate certification, and certain other persons. A payor will be required to withhold backup withholding tax from any distributions on, or payment of the proceeds from the sale or redemption of, Trust Units within the United States to a holder other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is currently 28%.

          Backup withholding tax is not an additional tax. Amounts withheld under the backup withholding tax rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding tax rules by filing the appropriate claim for refund with the Internal Revenue Service.

          Any U.S. holder who holds or acquires 10% or more in vote or value of the Trust Units will be subject to certain additional United States information reporting requirements.

F.     DIVIDEND AND PAYING AGENTS

          Not applicable.

G.     STATEMENT BY EXPERTS

          Not applicable.

H.     DOCUMENTS ON DISPLAY

          Not applicable.

I.     SUBSIDIARY INFORMATION

          Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

          PET currently has no material future contracts to buy, sell, exchange or transport natural gas from its assets. PET currently sells approximately 56% of its gas production at AECO market prices. An additional 40% is directed to the Progas and PanAlberta aggregator pools. PET currently has one financial natural gas hedge in place; a costless collar for 15,000 GJ/day for the period from July through September 2003 with a floor of $7.00 per GJ and a ceiling of $7.37 per GJ. PET currently has no other financial hedges or physical fixed price sales contracts in place for commodity, currency or interest rates. We may use such derivative instruments for hedging purposes in the future to limit the risks of commodity price, foreign currency and/or interest rate fluctuations.

          We intend to limit the use of derivative financial instruments to hedging purposes and we do not intend to engage in speculative transactions for which there is no underlying offsetting position.

Governmental Regulation Risk

          We operate in a highly regulated industry and it is possible any changes in such regulation or adverse regulatory decisions could affect our production which could reduce our distributions. See the discussion under the caption “Government Regulation” in Item 5.A of this report.

Weather Risk

          The demand for natural gas is affected by temperature changes on the North American continent. Moderate temperatures reduce consumption of natural gas which could cause an oversupply of natural gas and a reduction in prices received for natural gas. Conversely, extreme temperatures could increase consumption of natural gas and increase prices. Consequently, overall revenue can be higher or lower depending on weather conditions at any particular time of the year. Any fluctuation in the price of natural gas could affect our distributions.

          While there are no significant seasonal limitations on gas production from our assets, our assets are located in winter access areas and consequently, capital and operating expenditures tend to be higher in winter months.

Foreign Exchange Risk

          Commodity prices for oil and natural gas are highly correlated to corresponding reference prices in United States markets. As a result, realized Canadian prices will be greatly affected by the exchange rate between Canadian and United States dollars. As we incur operating and administrative costs principally in Canadian dollars, increases in the Canadian dollar relative to the United States dollar would decrease our revenues without a corresponding decrease in costs.

Interest Rate Risk

          We will be exposed to interest rate risk on all of our outstanding bank debt. Increases in interest rates will increase interest expense correspondingly.

Sensitivities

          The table appearing under Item 5.A under the caption “Sensitivities” is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Not applicable.

B.	Not applicable.

C.	Not applicable.

D.	Not applicable.

E.	Use of Proceeds

          On March 11, 2003, the formation and structuring of PET, as described in PET’s Canadian prospectus dated January 29, 2003 and U.S. prospectus dated February 3, 2003, was completed. The final transactions involved the closing of the rights offering and the closing of the acquisition of certain assets from PRL by POT, PET’s operating subsidiary.

          On March 11, 2003, PET closed its previously announced rights offering. A total of 29,728,782 Trust Units were issued pursuant to the rights offering for total gross proceeds to PET of $150.1 million. There are currently 44,638,376 Trust Units of PET outstanding. Also on March 11, 2003, POT and PRL closed the acquisition by POT of natural gas assets in northeast Alberta for a purchase price of $220 million. These assets consist of PRL’s natural gas assets in the Bohn Lake, Chard, Chard Southwest, Clyde,

Cold Lake, Cold Lake Sonoma, Corner, Hoole, Kettle River, Legend East, Leismer/Leismer South, Liege East, Liege North, Liege South, Pony, Quigley, Saleski, Surmont, Teepee Creek, Thornbury and Winefred areas. These assets had a combined average production of 74 mmcf per day of natural gas during the six months ended December 31 2002. The revenues and expenses associated with these assets accrued to POT for POT’s account as of July 1, 2002. The assets acquired by POT are in addition to the natural gas assets in the Legend area that POT acquired from PRL in early February of 2003. The combined production of natural gas from the assets in the Legend area and the assets acquired by PET on March 11, 2003 averaged 94 mmcf per day during the six months ended December 31, 2002.

          In connection with the above acquisition, PET obtained a secured demand revolving credit facility with a syndicate of major Canadian banks in the amount of $100 million. PET drew down the amount of $70 million on this facility to complete the acquisition and provide working capital.

The following table summarizes cash distributions from PET to its Unitholders since its inception.

		Distribution per Trust
Record Date	Payment Date	Unit

March 31, 2003	April 15, 2003	$0.830
April 30, 2003	May 15, 2003	$0.277
May 31, 2003	June 16, 2003	$0.277
June 30, 2003	July 15, 2003	$0.250

On May 30, 2003, PET closed the issuance of 5,000,000 Trust Units on a bought deal basis to a syndicate of underwriters at $12.65 per Trust Unit for net proceeds of $60,087,500. Proceeds of the financing were used to repay a portion of PET’s indebtedness to its bankers.

ITEM 15. CONTROLS AND PROCEDURES

          (a)     Within the 90-day period prior to the filing of this report, an evaluation was conducted under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

          (b)     No significant changes were made in the Registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

          It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

ITEM 16.   [RESERVED]

PART III

ITEM 17.   FINANCIAL STATEMENTS

          The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.   FINANCIAL STATEMENTS

          The financial statements required by Item 18 are annexed to this report as Exhibits 12.3, 12.4 and 12.5.

ITEM 19.   EXHIBITS

          Index to Exhibits

Exhibit	Description

1.1	First Amended and Restated Trust Indenture for Paramount Energy Trust dated effective August 1, 2002 between ComputerShare Trust Company of Canada and Paramount Energy Operating Corp. (filed as Exhibit 3.1 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

1.2	First Amended and Restated Trust Indenture for Paramount Operating Trust dated effective August 1, 2002 between CIBC World Markets Inc. and the Administrator (filed as Exhibit 3.2 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.1	Royalty Agreement dated effective July 1, 2002 between Computershare Trust Company of Canada, as trustee of PET, and the Administrator, as trustee of POT (filed as Exhibit 10.1 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.2	Dealer Manager Agreement dated August 8, 2002 among PET, POT, the Administrator, PRL, and BMO Nesbitt Burns Inc., CIBC World Markets Inc. and FirstEnergy Capital Corp. (filed as Exhibit 1.1 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.3	Dealer Manager Amending Agreement dated December 13, 2002 among PET, POT, the Administrator, PRL, and BMO Nesbitt Burns Inc., CIBC World Markets Inc. and FirstEnergy Capital Corp. (filed as Exhibit 1.1(a) to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.4	Initial Assets Purchase Agreement dated effective July 1,2002 between PRL and POT (filed as Exhibit 2.1 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.5	Take-up Agreement dated effective July 1,2002 between PRL and POT (filed as Exhibit 2.2 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.6	Funding Agreement dated effective July 1, 2002 among PET, POT and PRL (filed as Exhibit 2.3 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.7	Guarantee dated February 3, 2003 issued by POT to PRL (filed as Exhibit 2.7 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.8	Guarantee dated February 3, 2003 issued by PET and POT to certain banks (filed as Exhibit 2.8 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.9	Commitment Letter dated effective August 15, 2002 from Bank of Montreal, Canadian Imperial Bank of Commerce and Bank of Nova Scotia to Computershare Trust Company of Canada, as trustee of PET, and the Administrator, as trustee of POT (filed as Exhibit 10.5 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.10	First Amending Agreement dated effective September 30, 2002 to the Commitment Letter from Bank of Montreal, Canadian Imperial Bank of Commerce and Bank of Nova Scotia to Computershare Trust Company of Canada, as trustee of PET, and the Administrator, as trustee of POT (filed as Exhibit 10.5(a) to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.11	Second Amending Agreement dated effective November 29, 2002 to the Commitment Letter from Bank of Montreal, Canadian Imperial Bank of Commerce and Bank of Nova Scotia to Computershare Trust Company of Canada, as trustee of PET, and the Administrator, as trustee of POT (filed as Exhibit 10.5(b) to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.12	Third Amending Agreement dated effective January 29, 2003 to the Commitment Letter from Bank of Montreal, Canadian Imperial Bank of Commerce and Bank of Nova Scotia to Computershare Trust Company of Canada, as trustee of PET, and the Administrator, as trustee of POT (filed as Exhibit 10.5(c) to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.13	Administrative Services Agreement dated effective August 1, 2002 between the Administrator, as trustee of POT, and PRL (filed as Exhibit 99.1 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.14	Asset Sale Agreement dated March 19, 2003 between POT and PRL.

4.15	Unit Incentive Plan of PET (filed as Exhibit 10.2 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.16	Employment Agreement between the Administrator and Susan L. Riddle Rose (filed as Exhibit 10.6 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.17	Employment Agreement between the Administrator and Gary Jackson (filed as Exhibit 10.7 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.18	Employment Agreement between the Administrator and Cameron Sebastian (filed as Exhibit 10.8 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.19	Employment Agreement between the Administrator and Kevin Marjoram (filed as Exhibit 10.9 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.20	Employment Agreement between the Administrator and Clayton Riddell (filed as Exhibit 10.4 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

8.1	List of Subsidiaries of Registrant.

12.1	Certification by Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2	Prospectus dated February 3, 2002 filed with Securities and Exchange Commission pursuant to Rule 424(b)(3) constituting part of the Registration Statement of PET on Form F-1 (Registration No. 333-98233).

12.3	Consolidated Balance Sheets of Paramount Energy Trust as at March 31, 2003 and December 31, 2002, and Consolidated Statements of Earnings and Retained Earnings and Cash Flows of Paramount Energy Trust for the three month period ending March 31, 2003 and 2002.

12.4	Consolidated Balance Sheet of Paramount Energy Trust as at December 31, 2002 and Consolidated Statement of Earnings and Retained Earnings (Deficit) and Cash Flows for the Period from formation on June 28, 2002 to December 31, 2002, together with Auditors’ report thereon.

12.5	Balance Sheet of the Paramount Resources Ltd. Northeast Alberta Properties as at December 31, 2002 and 2001 and Statements of Earnings and Changes in Investment by Paramount Resources Ltd. and Cash Flows for each of the years in the three year period ending December 31, 2002, together with Auditors’ report thereon.

12.6	Indemnity Agreement from the Administrator and POT in favor of Computershare Trust Company of Canada (filed as Exhibit 99.2 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

12.7	Form of Indemnity Agreement from the Administrator in favor of the directors and officers of the Administrator (filed as Exhibit 99.3 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

12.8	Form of Indemnity Agreement from PET in favor of the directors and officers of the Administrator (filed as Exhibit 99.4 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

12.9	Form of Indemnity Agreement from POT in favor of the directors and officers of the Administrator (filed as Exhibit 99.5 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

S I G N A T U R E S

               The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.*

PARAMOUNT ENERGY TRUST
By:	Paramount Energy Operating Corp.
(Administrator)

By:	/s/Clayton H. Riddell

Clayton H. Riddell
Chairman of the Board and Chief Executive Officer

Dated: June 27, 2003

*     The Registrant is a trust and the person is signing in his capacity as an officer and director of Paramount Energy Operating Corp., the administrator of the Registrant.

CERTIFICATIONS

I, Clayton H. Riddell, Chairman of the Board and Chief Executive Officer of Paramount Energy Operating Corp, the Administrator of Paramount Energy Trust, certify that:

1.     I have reviewed this annual report on Form 20-F of Paramount Energy Trust;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls.

6.     The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003	By:	/s/ Clayton H. Riddell

Clayton H. Riddell
Chairman of the Board and
Chief Executive Officer

I, Cameron R. Sebastian, Vice-President, Finance and Chief Financial Officer of Paramount Energy Operating Corp., certify that:

1.     I have reviewed this annual report on Form 20-F of Paramount Energy Trust;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls.

6.     The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003	By:	/s/ Cameron R. Sebastian

Cameron R. Sebastian
Vice-President, Finance and
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	First Amended and Restated Trust Indenture for Paramount Energy Trust dated effective August 1, 2002 between ComputerShare Trust Company of Canada and Paramount Energy Operating Corp. (filed as Exhibit 3.1 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

1.2	First Amended and Restated Trust Indenture for Paramount Operating Trust dated effective August 1, 2002 between CIBC World Markets Inc. and the Administrator (filed as Exhibit 3.2 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.1	Royalty Agreement dated effective July 1, 2002 between Computershare Trust Company of Canada, as trustee of PET, and the Administrator, as trustee of POT (filed as Exhibit 10.1 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.2	Dealer Manager Agreement dated August 8, 2002 among PET, POT, the Administrator, PRL, and BMO Nesbitt Burns Inc., CIBC World Markets Inc. and FirstEnergy Capital Corp. (filed as Exhibit 1.1 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.3	Dealer Manager Amending Agreement dated December 13, 2002 among PET, POT, the Administrator, PRL, and BMO Nesbitt Burns Inc., CIBC World Markets Inc. and FirstEnergy Capital Corp. (filed as Exhibit 1.1(a) to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.4	Initial Assets Purchase Agreement dated effective July 1,2002 between PRL and POT (filed as Exhibit 2.1 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.5	Take-up Agreement dated effective July 1,2002 between PRL and POT (filed as Exhibit 2.2 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.6	Funding Agreement dated effective July 1, 2002 among PET, POT and PRL (filed as Exhibit 2.3 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.7	Guarantee dated February 3, 2003 issued by POT to PRL (filed as Exhibit 2.7 to the Registration Statement of PET on Form F-1.

Exhibit 2.7 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.8	Guarantee dated February 3, 2003 issued by PET and POT to certain banks (filed as Exhibit 2.8 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.9	Commitment Letter dated effective August 15, 2002 from Bank of Montreal, Canadian Imperial Bank of Commerce and Bank of Nova Scotia to Computershare Trust Company of Canada, as trustee of PET, and the Administrator, as trustee of POT (filed as Exhibit 10.5 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.10	First Amending Agreement dated effective September 30, 2002 to the Commitment Letter from Bank of Montreal, Canadian Imperial Bank of Commerce and Bank of Nova Scotia to Computershare Trust Company of Canada, as trustee of PET, and the Administrator, as trustee of POT (filed as Exhibit 10.5(a) to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.11	Second Amending Agreement dated effective November 29, 2002 to the Commitment Letter from Bank of Montreal, Canadian Imperial Bank of Commerce and Bank of Nova Scotia to Computershare Trust Company of Canada, as trustee of PET, and the Administrator, as trustee of POT (filed as Exhibit 10.5(b) to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.12	Third Amending Agreement dated effective January 29, 2003 to the Commitment Letter from Bank of Montreal, Canadian Imperial Bank of Commerce and Bank of Nova Scotia to Computershare Trust Company of Canada, as trustee of PET, and the Administrator, as trustee of POT (filed as Exhibit 10.5(c) to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.13	Administrative Services Agreement dated effective August 1, 2002 between the Administrator, as trustee of POT, and PRL (filed as Exhibit 99.1 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.14	Asset Sale Agreement dated March 19, 2003 between POT and PRL.

4.15	Unit Incentive Plan of PET (filed as Exhibit 10.2 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.16	Employment Agreement between the Administrator and Susan L. Riddle Rose (filed as Exhibit 10.6 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.17	Employment Agreement between the Administrator and Cameron Sebastian (filed as Exhibit 10.8 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.18	Employment Agreement between the Administrator and Cameron Sebastian (filed as Exhibit 10.8 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.19	Employment Agreement between the Administrator and Kevin Marjoram (filed as Exhibit 10.9 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

4.20	Employment Agreement between the Administrator and Clayton Riddell (filed as Exhibit 10.4 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

8.1	List of Subsidiaries of Registrant.

12.1	Certification by Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2	Prospectus dated February 3, 2002 filed with Securities and Exchange Commission pursuant to Rule 424(b)(3) constituting part of the Registration Statement of PET on Form F-1 (Registration No. 333-98233).

12.3	Consolidated Balance Sheets of Paramount Energy Trust as at March 31, 2003 and December 31, 2002, and Consolidated Statements of Earnings and Retained Earnings and Cash Flows of Paramount Energy Trust for the three month period ending March 31, 2003 and 2002.

12.4	Consolidated Balance Sheet of Paramount Energy Trust as at December 31, 2002 and Consolidated Statement of Earnings and Retained Earnings (Deficit) and Cash Flows for the Period from formation on June 28, 2002 to December 31, 2002, together with Auditors’ report thereon.

12.5	Balance Sheet of the Paramount Resources Ltd. Northeast Alberta Properties as at December 31, 2002 and 2001 and Statements of Earnings and Changes in Investment by Paramount Resources Ltd. and

Cash Flows for each of the years in the three year period ending December 31, 2002, together with Auditors’ report thereon.

12.6	Indemnity Agreement from the Administrator and POT in favor of Computershare Trust Company of Canada (filed as Exhibit 99.2 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

12.7	Form of Indemnity Agreement from the Administrator in favor of the directors and officers of the Administrator (filed as Exhibit 99.3 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

12.8	Form of Indemnity Agreement from POT in favor of the directors and officers of the Administrator (filed as Exhibit 99.5 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).

12.9	Form of Indemnity Agreement from POT in favor of the directors and officers of the Administrator (filed as Exhibit 99.5 to the Registration Statement of PET on Form F-1 (Registration No. 333-98233) and incorporated herein by reference).