Form 40-F
period 2003-12-31
PARAMOUNT ENERGY TRUST
filed 2004-05-19
CIK 1177293

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

ANNUAL REPORT
PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003	Commission File Number: 333-98233

PARAMOUNT ENERGY TRUST

(Exact name of Registrant as specified in its charter)

Alberta, Canada
(Province or other jurisdiction of incorporation or organization)

1311	None
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

500, 630 — 4th Avenue, S.W.
Calgary, Alberta
Canada T2P 0J9
(Address and telephone number of Registrant’s principal executive offices)

Carter Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005-2072
(212) 732-3200
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Trust Units

(Title of Class)

     For Annual Reports indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

     There were 44,638,000 Trust Units outstanding as of December 31, 2003.

          Indicate by check mark whether the Registrant filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, please indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐ No ☑

          Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes ☑ No ☐

CONSOLIDATED FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS
DISCLOSURE CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
INDEX TO EXHIBITS
Annual Information Form for Year Ended 12/31/03
Consolidated Financial Statements
Reconciliation of Financial Statements
MD&A for the Fiscal Year Ended 12/31/03
Certification of CEO Pursuant to Section 302
Certification of CFO Pursuant to Section 302
Certification of CEO Pursuant to Section 906
Certification of CFO Pursuant to Section 906
Consent of Independent Chartered Accountants
Consent of McDaniel & Associates Consultants Ltd.

ANNUAL INFORMATION FORM,
CONSOLIDATED FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

A. Annual Information Form

     The Registrant’s Annual Information Form is attached hereto as Exhibit 99.1

B. Consolidated Financial Statements

     The Registrant’s Consolidated Financial Statements, including the report of independent chartered accountants with respect thereto, are attached hereto as Exhibit 99.2. A reconciliation of such financial statements to accounting principles generally accepted in the United States, including the report of independent chartered accountants with respect thereto, is attached hereto as Exhibit 99.3.

C. Managements Discussion and Analysis

     The Registrant’s Management’s Discussion and Analysis is attached hereto as Exhibit 99.4.

DISCLOSURE CONTROLS AND PROCEDURES

     Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including the Administrator’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(c) under the Exchange Act). Based on that evaluation, the Administrator’s Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

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

AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors of Paramount Energy Operating Corp. has determined that Mr. Jack Peltier is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F).

CODE OF ETHICS

     The Trust has adopted a code of ethics (as that term is defined in Form 40-F) that applies to its principal executive officer and principal financial officer. The code of ethics has been posted on the Registrant’s website at www.paramountenergy.com. Holders of Trust Units can obtain a copy of the Registrant’s code of ethics for no charge by sending a written request to info@paramountenergy.com or to the Corporate Secretary of the Administrator at 500, 630 — 4th Avenue S.W., Calgary, Alberta T2P 0J9, Canada.

     Since it was adopted, the code of ethics has been amended and restated to conform to the requirements applicable to annual reports on Form 40-F. The Registrant will post on its website any amendment to, or waiver of, a provision of its code of ethics which requires disclosure within five business days following the date of any such amendment or waiver.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Audit Fees

     The following sets forth the aggregate fees billed for each of the past two fiscal years for professional fees to the Registrant’s principal accountants for the audit of the Registrant’s annual financial statements and for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Fiscal year ended December 31, 2003	Cdn. $357,625
Fiscal year ended December 31, 2002	Cdn. $167,125

     Audit-Related Fees

     The following sets forth the aggregate fees billed for each of the past two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above under the caption “Audit Fees” of this section.

Fiscal year ended December 31, 2003	Cdn. $Nil
Fiscal year ended December 31, 2002	Cdn. $Nil

     Tax Fees

     The following sets forth the aggregate fees billed for each of the past two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

Fiscal year ended December 31, 2003	Cdn. $34,200
Fiscal year ended December 31, 2002	Cdn. $2,500

Our principal accountant prepares and files our annual Canadian Trust and Corporate Income Tax returns and has assisted us in determining the tax status of distributions to holders of Trust Units in the United States and Canada and in the appropriate reporting of, and withholding with respect to, such distributions.

     All Other Fees

     The following sets forth the aggregate fees billed for each of the past two fiscal years for products and services provided by the principal accountant, other than services reported under the captions “Audit Fees,” “Audit-Related Fees” and “Tax Fees” of this section.

Fiscal year ended December 31, 2003	Cdn. $21,828
Fiscal year ended December 31, 2002	Cdn. $19,260

     Fees in this category pertain primarily to consulting services with respect to commodity markets analysis and surveillance.

     Audit Committee Approval

     The Administrator’s audit committee formally pre-approves the rendering of all services by the Registrant’s principal accountant before they are performed, regardless of whether such services are related to the annual audit of the Registrant’s financial statements.

     Of the fees reported above as billed by the Registrant’s principal accountant, none were approved in reliance on the waiver contained in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

     The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     Other than certain non-material operating leases for office and computer equipment and field vehicles, the following table shows the Registrant’s contractual obligations as of December 31, 2003:

	Payments Due by Period*
	(CDN$ Millions)
Contractual			Less than	1-3	3-5	More than
Obligations	Total		1 Year	Years	Years	5 Years
Bank Debt	$55.6		$55.6	—	—	—
Accounts Payable and Accrued Liabilities	8.7		8.7	—	—	—
Distributions Payable	8.9		8.9	—	—	—
Purchase Obligations	5.5	*	5.5	*	*	*

Total	$78.7		$78.7	—	—	—

* Minimum payments required under natural gas transportation agreements for periods other than the following year have not been calculated but will not exceed $5.5 million in any one year. Management expects actual payments to be significantly in excess of the minimum requirements.

* Calculated in accordance with accounting principles generally accepted in Canada.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

     A Form F-X signed by the Registrant and its agent for service of process is being filed with the Commission concurrently herewith.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2004	PARAMOUNT ENERGY TRUST*

	By:	Paramount Energy Operating Corp.
(Administrator)

	By:	/s/ Cameron R. Sebastian

Cameron R. Sebastian
Vice President, Finance and Chief Financial Officer

* The Registrant is a trust, and the person is signing in his capacity as an officer of Paramount Energy Operating Corp., the administrator of the Registrant.

INDEX TO EXHIBITS

Exhibit	Description
99.1	Annual Information Form for the fiscal year ended December 31, 2003

99.2	Consolidated Financial Statements for the fiscal years ended December 31, 2003 and December 31, 2002 and auditors’ report thereon

99.3	Reconciliation of Financial Statements to Accounting Principles Generally Accepted in the United States and auditors’ report thereon

99.4	Management’s Discussion and Analysis for the fiscal year ended December 31, 2003

99.5	Certification of Chief Executive Officer pursuant to Rule 15d-14(a) (as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)

99.6	Certification of Chief Financial Officer pursuant to Rule 15d-14(a) (as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)

99.7	Certification of Chief Executive Officer pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

99.8	Certification of Chief Financial Officer pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

99.9	Consent of Independent Chartered Accountants to the inclusion of their report dated February 26, 2004 on the consolidated financial statements of the Registrant as at December 31, 2003 and as at December 31, 2002 and for the years then ended and the related supplemental note

99.10	Consent of McDaniel & Associates Consultants Ltd. to the reference to it and to the inclusion of its report dated March 16, 2004 evaluating the reserves of the Registrant