Form 40-F
period 2004-12-31
PARAMOUNT ENERGY TRUST
filed 2005-11-30
CIK 1177293

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

ANNUAL REPORT

PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004        Commission File Number: 333-98233

PARAMOUNT ENERGY TRUST

(Exact name of Registrant as specified in its charter)

Alberta, Canada

(Province or other jurisdiction of incorporation or organization)

1311 (Primary Standard Industrial Classification Code Number)	None (I.R.S. Employer Identification Number)

500, 630 - 4th Avenue, S.W.

Calgary, Alberta

Canada T2P 0J9

(Address and telephone number of Registrant’s principal executive offices)

Carter Ledyard & Milburn LLP

2 Wall Street

New York, New York 10005-2072

(212) 732-3200

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Trust Units

(Title of Class)

Form 40-F Annual Report

For Annual Reports indicate by check mark the information filed with this Form:

[✓] Annual information form

[✓] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

There were 65,326,971 Trust Units outstanding as of December 31, 2004.

Indicate by check mark whether the Registrant filing the information contained in this Form is also thereby furnishing the information to the Securities and Exchange Commission (the “Commission”) pursuant to Rule 12g3-2(b) under the Act (the “Exchange Act”).  If “Yes” is marked, please indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ___ No _✓_

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes _✓_ No ___

ANNUAL INFORMATION FORM,

CONSOLIDATED FINANCIAL STATEMENTS,

MANAGEMENT'S DISCUSSION AND ANALYSIS AND PROXY MATERIALS

A.

Annual Information Form

The Registrant’s Annual Information Form is attached to this Form 40-F as Exhibit 99.1.

B.

Consolidated Annual Financial Statements

The Registrant’s Consolidated Annual Financial Statements for the year ended December 31, 2004, including the report of independent chartered accountants with respect to the financial statements, are attached to this Form 40-F as Exhibit 99.2.

Form 40-F Annual Report

C.

U.S. GAAP Reconciliation

A reconciliation of the financial statements to accounting principles that are generally accepted in the United States is attached to this Form 40-F as Exhibit 99.3.

D.

Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2004 is attached to this Form 40-F as Exhibit 99.4.

E.

Proxy Materials

The Registrant’s Notice of Annual Meeting of Unitholders, Management Information Circular and Proxy Statement and Instrument of Proxy all filed in connection with the Registrant’s annual general meeting on May 9, 2005 have been previously filed on Form 6K.  A few changes were made to the Management Information Circular and Proxy Statement since its filing on Form 6K.  A revised Management Information Circular and Proxy Statement is attached to this Form 40-F as Exhibit 99.5.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was carried out under the supervision and with the participation of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures (as defined in Rule 15a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2004.  Based on that evaluation, the Administrator’s Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective, save for one exception outlined in the next paragraph, to ensure that material information required to be disclosed by the Registrant in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

The Registrant is required to file a reconciliation of the financial statements to accounting principles that are generally accepted in the United States (U.S. GAAP Reconciliation) with this Form 40-F.  The Registrant’s independent chartered accountants did not concur with the Registrant’s U.S. GAAP Reconciliation until November 28, 2005 delaying the filing of this Form 40-F.  The finalization of the U.S. GAAP reconciliation was delayed due to extended deliberations regarding the correct treatment of the Registrant’s Trust Units on the consolidated balance sheet for U.S. GAAP purposes.  See note (e) of Exhibit 99.3.

During the period covered by this report, there have been no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.  Because of these and other inherent

Form 40-F Annual Report

limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Registrant’s administrator, Paramount Energy Operating Corp., has determined that Mr. Jack Peltier is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F).  Mr. Peltier is Chair of the audit committee.  Mr. Peltier would be considered an independent director within the meaning set out in Canadian legislation, specifically Multilateral Instrument 51-110 Audit Committees, and he would be considered independent as defined in Rule 10A-3(b) under the Securities Exchange Act of 1934.

CODE OF ETHICS

The Trust has a code of ethics (as that term is defined in paragraph 9 of General Instruction B to Form 40-F) in place that applies to its principal executive officer and principal financial officer as well as all of its directors, officers, employees and consultants and in. The current code of ethics, referred to as the Registrant’s Code of Business Conduct, is attached as Exhibit 99.6, is dated July 14, 2005 and is posted on the Registrant's website at www.paramountnenergy.com.

The Registrant’s previously filed code of ethics was amended on February 14, 2005 to, among other things:

1.

clarify that directors are also subject to the code of ethics;

2.

remind officers, directors, employees and consultants of the Registrant’s disclosure obligations under securities laws and requiring those individuals to act so as to promote compliance with those obligations; and

3.

require employees, officers, directors and consultants to certify compliance and report any exceptions to the code of ethics to the Chief Financial Officer.  The chain of reporting after a report of a violation to the Chief Financial Officer is set out in the code of ethics.

The February 14, 2005 version of the code of ethics was further amended on July 14, 2005 to, among other things, include a detailed description of the Registrant’s whistleblower program.

Since the adoption of the code of ethics, in its current form and in its previously filed form, there have not been any waivers, including implicit waivers, from any provision of the code. The Registrant will post on its website any amendment to, or waiver of, a provision of its code of ethics within four business days following the date of any such amendment or waiver.

Form 40-F Annual Report

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following sets out the aggregate fees billed for each of the past two fiscal years for professional fees to the Registrant’s principal accountants for the audit of the Registrant’s annual financial statements and for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Fiscal year ended December 31, 2004

Cdn. $20,000

Fiscal year ended December 31, 2003

Cdn. $63,345

Audit-Related Fees

The following sets out the aggregate fees billed for each of the past two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above under the caption Audit Fees above.

Fiscal year ended December 31, 2004

Cdn. $244,380

Fiscal year ended December 31, 2003

Cdn. $373,625

In 2004, the Registrant incurred fees for quarterly reviews and services provided with respect to a prospectus and information circular.  The Registrant also incurred fees in connection with the gas over bitumen issue described Exhibits 99.1 and 99.3 attached to this Annual Report.

In 2003, the Registrant incurred fees for quarterly reviews and services provided in connection with two prospectuses, an audit of our northeast Alberta properties for the year ended December 31, 2002 with respect to U.S. filings and assistance with U.S. reporting.

Tax Fees

The following sets forth the aggregate fees billed for each of the past two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

Fiscal year ended December 31, 2004

Cdn. $55,860

Fiscal year ended December 31, 2003

Cdn. $34,200

These services relate to the determination and reporting of taxability of security distributions for each of Canada and the United States and the preparation and filing of Canadian trust and corporate income tax returns.

All Other Fees

No fees were billed in each of the last two fiscal years for products and services provided by our principal accountant other than services reported above.

Form 40-F Annual Report

Audit Committee Approval

The Administrator’s audit committee has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by its principal accountant, KPMG LLP.  The policies and procedures sufficiently detail the particular services to be provided to ensure that (i) the audit committee knows precisely what services it is being asked to pre-approve and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.

The audit committee must pre-approve the provision of permitted services by its principal accountant which are outside of the pre-approved policies and procedures discussed above, including the fees and terms of the proposed services.  Prohibited services may not be pre-approved by the audit committee.

For 2004 and 2003, all of the audit and permitted non-audit services described above were pre-approved under the audit committee’s policies and procedures.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations	Payments Due by Period (CDN$ Millions)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Bank Debt	$171.7	$171.7	---	---	---
Accounts Payable and Accrued Liabilities	$21.7	$21.7	---	---	---
Distributions Payable	$13.1	$13.1	---	---	---
Convertible Debentures	$38.4	---	---	$38.4	---
Purchase Obligations	---	---	---	---	---
Total	$244.9	$206.5	---	$38.4	---

Form 40-F Annual Report

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

B.

Consent to Service of Process

A Form F-X signed by the Registrant and its agent for service of process was filed with the Commission on May 19, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F, with the exception of timely filing, and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

November 29, 2005

Paramount Energy Operating Corp.

In its capacity as administrator of

PARAMOUNT ENERGY TRUST

      Per:  (signed by) Cameron R. Sebastian

Cameron R. Sebastian

                                                                        Vice President, Finance

                                                                        and Chief Financial Officer

Form 40-F Annual Report

INDEX TO EXHIBITS

Exhibit

Description

99.1

Annual Information Form for the fiscal year ended December 31, 2004

99.2

Annual Financial Statements for the fiscal year ended December 31, 2004

99.3

U.S. GAAP Reconciliation

99.4

Management’s Discussion and Analysis for the fiscal year ended December 31, 2004

99.5

Revised Management Information Circular and Proxy Statement dated March 28, 2005

99.6

Code of Business Conduct (Code of Ethics) dated July 14, 2005

99.7

Certification of Chief Executive Officer pursuant to Rule 15d-14(a) (as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)

99.8

Certification of Chief Financial Officer pursuant to Rule 15d-14(a) (as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)

99.9

Certification of Chief Executive Officer pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

99.10

Certification of Chief Financial Officer pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

99.11

Consent of Independent Chartered Accountants to the inclusion of its report dated March 17, 2005 on the annual financial statements of the Registrant as at December 31, 2004

99.12

Consent of McDaniel & Associates Consultants Ltd. to the reference to it and to the inclusion of its report dated March 16, 2005 evaluating the reserves of the Registrant.

Form 40-F Annual Report