Form 40-F/A
PARAMOUNT ENERGY TRUST
filed 2006-03-23
CIK 1177293

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F/A

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (the “Act”)

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

(403) 269-4400

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

Indicate by check mark whether the Registrant filing the information contained in this Form is also thereby furnishing the information to the Securities and Exchange Commission (the “Commission”) pursuant to Rule 12g3-2(b) under the Act.  If “Yes” is marked, please indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ___ No _✓_

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes _✓_ No ___

ANNUAL INFORMATION FORM,

AMENDED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS,

AMENDED MANAGEMENT'S DISCUSSION AND ANALYSIS AND PROXY MATERIALS

A.

Annual Information Form

The Registrant’s annual information form is attached to this Form 40-F/A as Exhibit 99.1.

B.

Amended Consolidated Annual Financial Statements

The Registrant’s amended consolidated annual financial statements for the year ended December 31, 2004, including the report of independent registered public accountants with respect to the amended financial statements, are attached to this Form 40-F/A as Exhibit 99.2.

C.

Amended U.S. GAAP Reconciliation

An amended reconciliation of the amended financial statements to accounting principles that are generally accepted in the United States and an Auditor’s Report on that amended reconciliation are attached to this Form 40-F/A as Exhibit 99.3.

D.

Amended Management’s Discussion and Analysis

The Registrant’s amended management’s discussion and analysis for the year ended December 31, 2004 is attached to this Form 40-F/A as Exhibit 99.4.

E.

Proxy Materials

The Registrant’s notice of annual meeting of unitholders, management information circular and proxy statement (“Circular”) and instrument of proxy all filed in connection with the Registrant’s annual general meeting on May 9, 2005 have been previously filed on Form 6K.  A few changes were made to the Circular since its filing on Form 6K.  A revised Circular is attached to this Form 40-F/A as Exhibit 99.5.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was carried out under the supervision and with the participation of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures (as defined in Rule 15a-15(e) under the Act) as of December 31, 2004.  Based on that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were not effective as the Registrant did not file its Form 40-F in a timely fashion for the year ended December 31, 2004.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Registrant’s administrator, Paramount Energy Operating Corp., has determined that Mr. Jack Peltier is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F/A).  Mr. Peltier is Chair

of the audit committee.  Mr. Peltier would be considered an independent director within the meaning set out in Canadian legislation, specifically Multilateral Instrument 51-110 Audit Committees, and he would be considered independent as defined in Rule 10A-3(b) under the Act.

CODE OF ETHICS

The Trust has a code of ethics (as that term is defined in paragraph 9 of General Instruction B to Form 40-F/A) in place that applies to its principal executive officer and principal financial officer as well as all of its directors, officers, employees and consultants and in. The current code of ethics, referred to as the Registrant’s Code of Business Conduct, is attached as Exhibit 99.6, is dated July 14, 2005 and is posted on the Registrant's website at www.paramountnenergy.com.

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

Fiscal year ended December 31, 2004

Cdn. $244,380

Fiscal year ended December 31, 2003

Cdn. $373,625

In 2004, the Registrant incurred fees for quarterly reviews and services provided with respect to a prospectus and information circular.  The Registrant also incurred fees in connection with the gas over bitumen issue described in Exhibits 99.1 and 99.3 attached to this Annual Report.

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

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F/A; the securities in relation to which the obligation to file an annual report on Form 40-F/A arises; or transactions in said securities.

B.

Consent to Service of Process

A Form F-X signed by the Registrant and its agent for service of process was filed with the Commission on May 19, 2004.

SIGNATURES

Pursuant to the requirements of the Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A, with the exception of timely filing, and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

March 21, 2006

PARAMOUNT ENERGY TRUST

By its administrator, Paramount Energy Operating Corp.

Per: “signed”

Cameron R. Sebastian

Vice President, Finance

                                                             and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit

Description

99.1

Annual Information Form for the fiscal year ended December 31, 2004

99.2

Amended Annual Financial Statements for the fiscal year ended December 31, 2004

99.3

Amended U.S. GAAP Reconciliation and Auditor’s Report

99.4

Amended Management’s Discussion and Analysis for the fiscal year ended December 31, 2004

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

99.7

Certification of Chief Executive Officer pursuant to Rule 15d-14(a) (as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)

99.8

Certification of Chief Financial Officer pursuant to Rule 15d-14(a) (as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)

99.9

Certification of Chief Executive Officer pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

99.10

Certification of Chief Financial Officer pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

99.11

Consent of Registered Public Accountants to the inclusion of its report dated March 20, 2006 on the amended annual financial statements of the Registrant as at December 31, 2004

99.12

Consent of McDaniel & Associates Consultants Ltd. to the reference to it and to the inclusion of its report dated March 15, 2006 evaluating the reserves of the Registrant in the Form 40-F/A