Form 40-F
period 2005-12-31
PARAMOUNT ENERGY TRUST
filed 2006-03-24
CIK 1177293

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (the “Act”)

For the fiscal year ended: December 31, 2005        Commission File Number: 333-98233

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

There were 82,481,844 Trust Units outstanding as of December 31, 2005.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Securities and Exchange Commission (the “Commission”) pursuant to Rule 12g3-2(b) under the Act.  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ___ 82-_________No _✓_

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes _✓_ No ___

CANADIAN ANNUAL FILINGS

A.

Annual Information Form

The Registrant’s annual information form is attached to this Form 40-F as Exhibit 99.1.

B.

Consolidated Annual Financial Statements

The Registrant’s consolidated annual financial statements for the year ended December 31, 2005, including the report of independent registered public accountants with respect to the financial statements, are attached to this Form 40-F as Exhibit 99.2.  A reconciliation of the financial statements to accounting principles that are generally accepted in the United States is included in the financial statements.

C.

Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis for the year ended December 31, 2005 is attached to this Form 40-F as Exhibit 99.3.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was carried out under the supervision and with the participation of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures (as defined in Rule 15d-15(e) under the Act) as of December 31, 2005.  Based on that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that the design and operation of those disclosure controls and procedures were effective as of that date.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant’s administrator, Paramount Energy Operating Corp., has determined that Mr. John W. (Jack) Peltier is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F).  Mr. Peltier is the chair of the audit committee.  Mr. Peltier would be considered to be an independent director within the meaning set out in Canadian legislation, specifically Multilateral Instrument 51-110 Audit Committees, and he would be considered to be an independent director within the meaning set out in Rule 10A-3(b) under the Act.

Mr. Peltier’s education and experience is set out in the Registrant’s annual information form attached to this Form 40-F as exhibit 99.1.

CODE OF ETHICS

The Trust has a code of ethics (as that term is defined in paragraph 9 of General Instruction B to Form 40-F) in place that applies to its principal executive officer and principal financial officer as well as all of its directors, officers, employees and consultants. The current code of ethics, referred to as the Registrant’s Code of Business Conduct, is attached as Exhibit 99.4, is dated July 14, 2005 and is posted on the Registrant's website at www.paramountnenergy.com.

Since the adoption of the code of ethics, in its current form and in its previously filed form, there have not been any waivers, including implicit waivers, from any provision of the code. The Registrant will post on its website any amendment to, or waiver of, a provision of its code of ethics applicable to its principal officer, principal financial officer, principal accounting officer or person performing similar functions, within four business days following the date of any such amendment or waiver.

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

Fiscal year ended December 31, 2005

Cdn. $83,830

Fiscal year ended December 31, 2004

Cdn. $20,000

Audit-Related Fees

The following sets out the aggregate fees billed for each of the past two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above under the caption Audit Fees above.

Fiscal year ended December 31, 2005

Cdn. $209,625

Fiscal year ended December 31, 2004

Cdn. $244,380

In 2005, the Registrant incurred fees for quarterly review and services provided with respect to a prospectus, a convertible debenture issue and the filing of its Form 40-F for the period ended December 31, 2004.

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

Fiscal year ended December 31, 2005

Cdn. $39,756

Fiscal year ended December 31, 2004

Cdn. $55,860

These services relate to issues regarding a wholly owned subsidiary of the Registrant and the preparation and filing of trust and corporate income tax returns.

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

For 2005 and 2004, all of the audit and permitted non-audit services described above were pre-approved under the audit committee’s policies and procedures.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For a discussion of the Registrant's other off-balance sheet arrangements, please read Notes 11 and 12 to the Registrant's audited consolidated annual financial statements for the year ended December 31, 2005 attached as Exhibit 99.2 to this Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations	Payments Due by Period (CDN$ Millions)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Bank and Other Debt	$168.1	$162.4	$0.8	$0.9	$4.0
Convertible Debentures	$64.9	---	---	$64.9	---
Total	$233.0	$162.4	$0.8	$65.8	$4.0

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by Commission staff, information relating to:  the securities registered pursuant to Form 40-F;  the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.

Consent to Service of Process

A Form F-X signed by the Registrant and its agent for service of process was filed with the Commission on May 19, 2004.

SIGNATURES

Pursuant to the requirements of the Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, duly authorized.

Date:

March 21, 2006

PARAMOUNT ENERGY TRUST

By its administrator, Paramount Energy Operating Corp.

Per: “Signed”

Cameron R. Sebastian

                                                                        Vice President, Finance

                                                                        and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit

Description

99.1

Annual Information Form for the fiscal year ended December 31, 2005

99.2

Consolidated Annual Financial Statements for the fiscal year ended December 31, 2005 (includes Auditor’s Report and US GAAP Reconciliation)

99.3

Management’s Discussion and Analysis for the fiscal year ended December 31, 2005

99.4

Code of Business Conduct (Code of Ethics) dated July 14, 2005

99.5

Certification of Chief Executive Officer pursuant to Rule 15d-14(a) (as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)

99.6

Certification of Chief Financial Officer pursuant to Rule 15d-14(a) (as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)

99.7

Certification of Chief Executive Officer pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

99.8

Certification of Chief Financial Officer pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

99.9

Consent of Independent Registered Public Accountants to the inclusion of its report dated March 20, 2006 on the annual financial statements of the Registrant as at December 31, 2005

99.10

Consent of McDaniel & Associates Consultants Ltd. to the reference to it and to the inclusion of its report dated March 15, 2006 evaluating the reserves of the Registrant