Form 40-F/A
period 2005-12-31
PARAMOUNT ENERGY TRUST
filed 2006-03-29
CIK 1177293

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F/A

Amendment No. 1

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

Trust Units

 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

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

Yes _✓_ No ___

INTRODUCTORY NOTE

By this Amendment No. 1 on Form 40-F/A, the Registrant is amending its Annual Report on Form 40-F filed March 24, 2006 to amend Exhibit 99.1 (Revised Annual Information Form for the fiscal year ended December 31, 2005) and Exhibit 99.3 (Management’s Discussion and Analysis for the fiscal year ended December 31, 2005).

EXHIBITS

Exhibit

Description

99.1

Revised Annual Information Form for the fiscal year ended December 31, 2005

99.2*

Consolidated Annual Financial Statements for the fiscal year ended December 31, 2005 (includes Auditor’s Report and US GAAP Reconciliation)

99.3

Management’s Discussion and Analysis for the fiscal year ended December 31, 2005

99.4*

Code of Business Conduct (Code of Ethics) dated July 14, 2005

99.5

Certification of Chief Executive Officer pursuant to Rule 15d-14(a) (as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002), dated March 27, 2006

99.6

Certification of Chief Financial Officer pursuant to Rule 15d-14(a) (as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002), dated March 27, 2006

99.7*

Certification of Chief Executive Officer pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

99.8*

Certification of Chief Financial Officer pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

99.9*

Consent of Independent Chartered Accountants to the inclusion of its report dated March 20, 2006 on the annual financial statements of the Registrant as at December 31, 2005

99.10*

Consent of McDaniel & Associates Consultants Ltd. to the reference to it and to the inclusion of its report dated March 15, 2006 evaluating the reserves of the Registrant

___________

*

Previously filed.

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

SIGNATURES

Pursuant to the requirements of the Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, duly authorized.

Date:

March 28, 2006

PARAMOUNT ENERGY TRUST

By its administrator, Paramount Energy Operating Corp.

      Per: "signed"

Cameron R. Sebastian

                                                                        Vice President, Finance

                                                                        and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit

Description

99.1

Revised Annual Information Form for the fiscal year ended December 31, 2005

99.2*

Consolidated Annual Financial Statements for the fiscal year ended December 31, 2005 (includes Auditor’s Report and US GAAP Reconciliation)

99.3

Management’s Discussion and Analysis for the fiscal year ended December 31, 2005

99.4*

Code of Business Conduct (Code of Ethics) dated July 14, 2005

99.5

Certification of Chief Executive Officer pursuant to Rule 15d-14(a) (as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002), dated March 27, 2006

99.6

Certification of Chief Financial Officer pursuant to Rule 15d-14(a) (as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002), dated March 27, 2006

99.7*

Certification of Chief Executive Officer pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

99.8*

Certification of Chief Financial Officer pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

99.9*

Consent of Independent Chartered Accountants to the inclusion of its report dated March 20, 2006 on the annual financial statements of the Registrant as at December 31, 2005

99.10*

Consent of McDaniel & Associates Consultants Ltd. to the reference to it and to the inclusion of its report dated March 15, 2006 evaluating the reserves of the Registrant

___________

*

Previously filed.