Form 40-F
period 2007-12-31
PARAMOUNT ENERGY TRUST
filed 2008-03-12
CIK 1177293

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

Commission file number 0-52083

PARAMOUNT ENERGY TRUST

(Exact name of registrant as specified in its charter)

Alberta, Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if Applicable))

3200, 605 – 5TH Avenue, S.W., Calgary, Alberta, Canada T2P 3H5
(403) 269-4400
 (Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc., 1420 Fifth Avenue, Suite 3400, Seattle, WA  98101
(206) 903-5448
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Trust Units

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  109,557,418

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

Yes  X _  No___

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)

Annual Information Form for the fiscal year ended December 31, 2007;

(b)

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2007;

(c)

Consolidated Financial Statements for the fiscal year ended December 31, 2007; and

(d)

Supplemental Note to Consolidated Financial Statements for the fiscal year ended December 31, 2007 relating to United States Generally Accepted Accounting Principles.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)

Certifications.  See Exhibits 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)

Disclosure Controls and Procedures.  As of the end of Paramount Energy Trust’s (“Paramount”) fiscal year ended December 31, 2007, an evaluation of the effectiveness of Paramount’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the management of Paramount Energy Operating Corp., the administrator of Paramount, under the supervision and with the participation of the President and Chief Executive Officer (“CEO”) and the Vice President, Finance and Chief Financial Officer (“CFO”) of Paramount Energy Operating Corp., who also perform such functions for Paramount.  Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, Paramount’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Paramount in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to Paramount’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)

Management’s Annual Report on Internal Control Over Financial Reporting.  The required disclosure is included in the “Management’s Report” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2007, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)

Attestation Report of the Registered Public Accounting Firm.  The required disclosure is included in the “Report of Independent Registered Public Accounting Firm”, filed as Exhibit 99.5 to this Annual Report on Form 40-F and hereby incorporated by reference into this Annual Report on Form 40-F.

(e)

Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2007, there were no changes in Paramount’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Paramount’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The board of directors of Paramount’s administrator, Paramount Energy Operating Corp., has determined that Mr. John W. (Jack) Peltier, the chair of the audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F).  Mr. Peltier would be considered “independent” within the meaning set out in Canadian legislation, specifically Multilateral Instrument 52-110 Audit Committees, and he would be considered to be an independent director within the meaning set out in Rule 10A-3(b) under the Exchange Act.  Mr. Peltier also satisfies the specified criteria for being “independent” under the rules of the New York Stock Exchange, except that the board of directors of Paramount Energy Operating Corp. has not affirmatively made a determination to that effect.  Mr. Peltier’s education and experience is set out in Paramount’s Annual Information Form for the fiscal year ended December 31, 2007, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Code of Business Conduct.

Paramount has adopted a code of ethics, referred to as the Code of Business Conduct, that constitutes a “code of ethics” as defined in Form 40-F, and that applies to all directors, officers, employees and consultants of Paramount.

The Code of Business Conduct is available for viewing on Paramount’s website at www.paramountenergy.com.

Since the adoption of the Code of Business Conduct there have not been any waivers, including implicit waivers, granted from any provision of the Code of Business Conduct.  The Code of Business Conduct was amended in December 2007, and the amended code of ethics is filed as Exhibit 99.10 to this Annual Report on Form 40-F.

Principal Accountant Fees and Services.

The following table sets forth information about the fees billed to Paramount for professional services provided by KPMG LLP during fiscal 2007 and 2006:

(CDN$)	2007	2006
Audit Fees	$571,000	$428,572
Audit-Related Fees	142,500	264,094
Tax Fees	20,195	61,698
All Other Fees	--	--
Total	$733,695	$754,364

Audit Fees.  Audit fees consist of fees for the integrated audit of Paramount’s annual financial statements and internal controls, reviews of quarterly financial statements, and services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees.  Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of Paramount’s financial statements and are not reported as Audit Fees.  During fiscal 2007, the services provided in this category included services provided with respect to a prospectus, a convertible debenture issue and the filing of Paramount’s Annual Report on Form 40-F for the fiscal year ended December 31, 2006.  During fiscal 2006, the services provided in this category included services provided with respect to a prospectus, a convertible debenture issue and the filing of Paramount’s Annual Report on Form 40-F for the fiscal year ended December 31, 2005.

Tax Fees.  Tax fees consist of fees for tax compliance services, tax advice and tax planning.  During fiscal 2007 and 2006, the services provided in this category included assistance and advice in relation to certain tax elections filed for a wholly-owned subsidiary of Paramount; the review of trust and corporate income tax returns; compliance advice respecting new trust tax legislation; and compliance advice respecting changes to the current corporate structure.

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

Off-Balance Sheet Arrangements.

Paramount does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on Paramount’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For a discussion of Paramount's other off-balance sheet arrangements, please read notes 12 and 13 to the Paramount’s Consolidated Financial Statements for the year ended December 31, 2007 filed as Exhibit 99.3 to this Annual Report on Form 40-F.

Tabular Disclosure of Contractual Obligations.

(CDN$ millions)		Payment due by period
Contractual Obligations	Total	Less than 1 Year	2 to 3 Years	4 to 5 Years	After 5 Years
Bank and Other Debt(1)	342.2	--	342.2	--	--
Convertible Debentures	236.1	--	61.1	175.0	--
Pipeline Commitments(2)	23.0	9.3	8.9	3.9	0.9
Total Contractual Obligations	601.3	9.3	412.2	178.9	0.9

(1)  The revolving feature of the credit facility expires on May 26, 2008 if not extended.  Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term maturity date of one additional year.

(2)   The Trust has long-term commitments to pay for gas transportation on certain major pipeline systems in western Canada.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, Paramount certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 11, 2008.

PARAMOUNT ENERGY TRUST

By its administrator, Paramount Energy Operating Corp.

/s/ Cameron R. Sebastian

Name:   Cameron R. Sebastian

Title:     Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2007

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2007

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2007

99.4	Supplemental Note to Consolidated Financial Statements for the fiscal year ended December 31, 2007 relating to United States Generally Accepted Accounting Principles

99.5	Report of Independent Registered Public Accounting Firm with respect to internal control over financial reporting

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.8	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.9	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.10	Code of Business Conduct, dated December 6, 2007

99.11	Consent of KPMG LLP

99.12	Consent of McDaniel & Associates Consultants Ltd.