Form 40-F
period 2010-12-31
Perpetual Energy Inc.
filed 2011-03-15
CIK 1177293

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

Commission file number 0-52083

PERPETUAL ENERGY INC.

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 148,284,281

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  X _  No___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes        No

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)

Annual Information Form for the fiscal year ended December 31, 2010;

 (b)

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010;

(c)

Consolidated Financial Statements for the fiscal year ended December 31, 2010; and

(d)

Supplemental Note to Consolidated Financial Statements for the fiscal year ended December 31, 2010 relating to United States Generally Accepted Accounting Principles.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)

Certifications.  See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

(b)

Disclosure Controls and Procedures.  As of the end of Perpetual Energy Inc.’s (“Perpetual”) fiscal year ended December 31, 2010, an evaluation of the effectiveness of Perpetual’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the management of Perpetual, under the supervision and with the participation of its President and Chief Executive Officer (“CEO”) and the Vice President, Finance and Chief Financial Officer (“CFO”).  Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, Perpetual’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Perpetual in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to Perpetual’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the CEO and CFO believe that Perpetual’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Perpetual’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)

Management’s Annual Report on Internal Control Over Financial Reporting.  The required disclosure is included in the “Management’s Report” that accompanies Perpetual’s Consolidated Financial Statements for the fiscal year ended December 31, 2010, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)

Attestation Report of the Registered Public Accounting Firm.  The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies Perpetual’s Consolidated Financial Statements for the fiscal year ended December 31, 2010, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)

Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2010, there were no changes in Perpetual’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Perpetual’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The board of directors of Perpetual has determined that Mr. Robert A. Maitland, the chair of the audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F), and has determined that Mr. Maitland satisfies the specified criteria for being “independent” under the rules of the New York Stock Exchange.  Additionally, Mr. Maitland would be considered “independent” within the meaning set out in Canadian securities legislation, specifically Multilateral Instrument 52-110 Audit Committees, and he would be considered and independent director within the meaning set out in Rule 10A-3(b) under the Exchange Act.  Mr. Maitland’s background and experience is set out in Perpetual’s Annual Information Form for the fiscal year ended December 31, 2010, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Code of Business Conduct.

Perpetual has adopted a code of ethics, referred to as the Code of Business Conduct, that constitutes a “code of ethics” as defined in Form 40-F, and that applies to all directors, officers, employees and consultants of Perpetual.

The Code of Business Conduct is available for viewing on Perpetual’s website at www.perpetualenergy.com.

Since the adoption of the Code of Business Conduct there have not been any waivers, including implicit waivers, granted from any provision of the Code of Business Conduct.

Principal Accountant Fees and Services.

The following table sets forth information about the fees billed to Perpetual and its predecessor, Paramount Energy Trust, for professional services provided by KPMG LLP during fiscal 2010 and 2009:

(CDN$)	2010	2009
Audit Fees	965,500	636,315
Audit-Related Fees	0	83,450
Tax Fees	9,705	38,124
All Other Fees	126,000	22,000
Total	1,101,205	779,889

Audit Fees.  Audit fees consist of fees for audit services work, which included fees relating to offering documents, International Financial Reporting Standards conversion work (in 2010), the integrated audit of Perpetual’s annual financial statements and internal controls, reviews of quarterly financial statements, and services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees.  Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of Perpetual’s financial statements and are not reported as Audit Fees.  During 2009, the services provided with respect to the takeover bid circular for the acquisition of Profound Energy Inc. and the filing of Paramount Energy Trust’s (Perpetual’s predecessor prior to conversion to a corporation) Annual Report on Form 40-F for the fiscal year ended December 31, 2008.

Tax Fees.  Tax fees consist of fees for tax compliance services, tax advice and tax planning.  During fiscal 2010 and 2009, the services provided in this category included assistance and advice in relation to certain tax elections filed for a wholly-owned subsidiary of Perpetual; the review of trust and corporate income tax returns; compliance advice respecting taxation in foreign jurisdictions; and compliance advice respecting changes to the current corporate structure.

Other Fees.  Other fees consist of fees for French translation and valuation services in 2010, and in 2009 related to advice on International Financial Reporting Standards.

Pre-Approval Policies and Procedures.

(a)

Perpetual’s audit committee has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by its principal accountant, KPMG LLP.  The policies and procedures sufficiently detail the particular services to be provided to ensure that (i) the audit committee knows precisely what services it is being asked to pre-approve and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.

The audit committee must pre-approve the provision of permitted services by its principal accountant which are outside of the pre-approved policies and procedures discussed above, including the fees and terms of the proposed services.  Prohibited services may not be pre-approved by the audit committee.

(b)

Of the fees reported in this Annual Report on Form 40-F under the heading “Principal Accountant Fees and Services”, none of the fees billed by KPMG LLP were approved by Perpetual’s audit committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

Perpetual does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on Perpetual’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For a discussion of Perpetual's other off-balance sheet arrangements, please read notes 12 and 13 to the Perpetual’s Consolidated Financial Statements for the year ended December 31, 2010, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

Tabular Disclosure of Contractual Obligations.

	Payments due by period
Contractual obligations ($millions)	Total	2011	2012-2013	2014-2015	Thereafter
Bank and other debt (1)	182.6	-	182.6	-	-
Convertible debentures, principal	234.9	-	74.9	160.0	-
Operating leases (3)	15.2	2.4	4.4	4.0	4.4
Pipeline commitments (2)	14.6	6.7	6.2	1.3	0.4
Total contractual obligations	447.3	9.1	268.1	165.3	4.8

(1)

The revolving feature of Perpetual’s credit facility expires on May 31, 2011 if not extended.  Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year.

(2)

The Corporation has long-term commitments to pay for gas transportation on certain major pipeline systems in western Canada.

(3)

Perpetual has office leases on its current office space, and on Profound Energy Inc.’s former office space. Office lease commitments are shown net of related sublease recoveries.

Interest payments on financial liabilities (000’s)	Total	2011	2012	2013-2015	Thereafter
Interest payment on bank debt (1)	$ 14,045	$ 10,052	$ 3,993	$ -	$ -
Interest on convertible debentures (2)	57,901	16,318	13,883	27,700	-
Total	$ 71,946	$ 26,370	$ 17,876	$ 27,700	$ -

(1)

Assuming revolving feature of the credit facility is not extended and calculated at the December 31, 2010 effective interest rate of 4.2% and assuming a constant debt level equivalent to the balance at December 31, 2010.

(2)

Assuming payment of interest is not settled in common shares, at the option of Perpetual.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.

Undertaking.

Perpetual undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form   40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.

Consent to Service of Process.

Perpetual has concurrently filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of Perpetual shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, Perpetual certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 15, 2011.

PERPETUAL ENERGY INC.

/s/  Cameron R. Sebastian

Name:   Cameron R. Sebastian
Title:     Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2010

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2010

99.4	Supplemental Note to Consolidated Financial Statements for the fiscal year ended December 31, 2010 relating to United States Generally Accepted Accounting Principles

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of KPMG LLP

99.10	Consent of McDaniel & Associates Consultants Ltd.

99.11	Consent of GLJ Petroleum Consultants